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Budget Statement and Summary

EXHIBIT 99.C

From the

Swedish Budget Bill

of 2000

The revised

Budget Statement

PROP. 1999/2000:1

1 The revised Budget Statement

1.1    The first budget of the twenty-first century

        This Budget Bill concludes the twentieth century's economic policy in Sweden. During the past hundred years, our country has developed from a poor agricultural nation into a hi-tech welfare state. In Sweden's twentieth-century history, development and equality have gone hand in hand and each has been a condition for the other.

        This bill also marks the end of the economic crisis of the 1990s. Many individuals, households and enterprises have experienced difficulties during the crisis years that we have now left behind us. As a result of a vigorous economic policy for full employment, the Swedish people can for the first time in a decade determine the shape of the future themselves.

        Sweden is leaving the nineteenth century in a position of economic strength. We can look forward to the twenty-first century with well-founded expectations and a feeling of growing confidence in the future.

***

Develop the good economy

        Sweden's economy is developing well. Employment is rising and unemployment declining. The challenge for economic policy is now to achieve full employment. To do this, the economic upswing must be long-term and sustainable. The key lies in maintaining the good economy and focusing on the potential of the future. Sweden shall cross the threshold to the next century with a policy for development and equality based on the participation of all citizens.

        This policy aims at:

  •
  pressing down unemployment and increasing employment. Security for children and the elderly shall be ensured by good quality health care, education and social services. In this way, social welfare can be reinforced and social justice increased in Sweden.

  •
  achieving full employment and increased welfare by sound, sustainable, economic growth. Open unemployment shall be halved to 4 per cent by 2000, and 80 per cent of the population aged between 20 and 64 shall be in regular employment in 2004. These targets are ambitious but possible to achieve.

  •
  to ensure continued sound public finances and stable prices, a prerequisite for high, sustainable growth. Since 1994 therefore, the Government has worked with ambitious budget policy goals. All goals have been surpassed, in most cases by a broad margin. In this way, the basis prerequisites have been created for high, stable growth.

        The economic policy strategy of the Government since 1994 has been successful. Public finances have been consolidated. The budget policy goals are being upheld. By keeping control of the development of expenditure, the good economic development can be made sustainable and cutbacks avoided in the next downturn. Strong public finances are a prerequisite for stable social security systems and for all citizens to have a share of the core of welfare—health care, education and social services.

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        After the budget consolidation, policy can now be concentrated on the challenges of the future. The widened gaps must be reduced, the changeover to an ecologically sustainable society accelerated, the supply of labour and educational opportunities increased. Segregation shall be reduced and integration increased in order for everyone's skills to be made use of. At the same time, marginal effects must be reduced for the economy to perform better and competition in the product market must be intensified to press down prices to the benefit of consumers. The conditions for entrepreneurship are to be improved. The whole of Sweden is to be characterised by equality and development. Regional imbalance and segregation are to be counteracted.

        To achieve all this, the successes of economic policy must be confirmed and sustained in the coming years. Better conditions shall be created to increase employment to allow everyone to participate in the development of the labour market. The risk that continued high demand will pass over into inflation shall be limited. Measures shall be taken for further improvements in efficiency in product, services, and financial markets as well as on the labour market.

Sweden on the right course

        The clear, stringent budget consolidation that has been carried out has lifted Sweden out of the crisis. Sweden and the Swedish economy are developing well.

  •
  Unemployment is falling. Unemployment is estimated to fall to 5.4 per cent this year. The goal of reducing unemployment to 4 per cent in 2000 is within reach.

  •
  Employment is increasing. Compared with last year, 100,000 new jobs have been created. Most of these are in the private sector. The target of 80 per cent employment by 2004 is within reach.

  •
  Growth is good. It is expected to be at least 3 per cent both this year and next year.

  •
  Prices are stable. Inflationary expectations are low. Sweden has one of the lowest rates of inflation in Europe. Real wages are increasing.

  •
  The balance on current account is positive and increasing. Sweden's large foreign debt is being reduced.

  •
  Public finances have been consolidated. This year the surplus in public finances is expected to be 1.7 per cent of GDP, i.e. the target of 0.5 per cent's surplus in 1999 will be surpassed by a broad margin.

  •
  Public sector debt is being paid off at a fast rate. The net debt will be practically zero by 2002. Already in 2000, general government gross public debt will be less than 60 per cent of GDP.

New initiatives for growth and social justice

        The Government is now proposing a number of measures to strengthen growth and social justice. This year's Budget Bill contains a broad, sustainable investment in jobs by at the same time strengthening real purchasing power and the ability of people to live and to earn their livelihood by work and by developing Sweden's good business sector climate. Sweden shall be constructed in an ecologically sustainable way.

  •
  As previously decided, child allowances are to be increased by SEK 100 on 1 January 2000 and 1 January 2001 respectively. There will be a corresponding increase in the supplement for large families.

  •
  Scope has been created for a phased introduction of a universal pre-school and a maximum charge in childcare from 2001.

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  •
  Development assistance is to be increased. The new national accounts and the good growth entail an increase in both GDP and GNP. The Government now proposes that development assistance be increased by around SEK 1.3 billion in 2000. In this way, the goal of a development assistance frame of 0.72 per cent of GNP will be achieved. Moreover, over SEK 2 billion of saved funds may be used. Altogether, this means a considerable expansion of development assistance by around SEK 3 billion.

  •
  An amount totalling SEK 4 billion will be made available during 2000 and 2001 to those municipalities and county councils that have the greatest economic problems and which are most affected by regional imbalances.

  •
  An additional SEK 1 billion will be made available to health care and social services in 2001.

  •
  The SEK 200 paid in state income tax will be made available to municipalities and county councils in 2001 as well.

  •
  The Government intends later in a special bill to present proposals that entail that persons receiving assistance payments before 65 years of age will continue to receive these payments after attaining the age of 65. The intention is to be able to present the bill in autumn 2000 so that the change in the law can take effect from 1 January 2001. Before a bill can be presented, however, the proposal must be examined by a work group or committee. Negotiations must also take place and an agreement reached with the Swedish Association of Local Authorities. This may affect the time plan.

  •
  There has been a considerable increase in appropriations for land purchase, natural habitat protection, land remediation, and liming, as well as environmental research and environmental monitoring.

        The good growth combined with the increased central government grants to municipalities and county councils will mean a strong increase in resources to health care, education and social services. In addition to the increased central government grants, the local government sector's tax revenue will increase by around SEK 25 billion between 1999 and 2000.

        The improved prospects for the Swedish economy also make possible tax reductions within the framework of the budget goals which increase growth and strengthen social justice. It is proposed that the tax proposals come into effect on 1 January 2000 and are to be regarded as a first step in a comprehensive tax reform.

  •
  Tax is reduced with a special focus on those with low and medium incomes. Scope has been created from 2001 for a phased introduction of a universal pre-school and a maximum childcare charge. This further reduces the marginal effects. In this way, the supply of labour can increase at the same time as wage earners will be compensated for a quarter of the effects of contributions paid by the individual.

  •
  The threshold for state income tax will be increased so that fewer wage earners will pay state tax. The goal is for the proportion of wage earners who pay state tax to again approach 15 per cent, which was the Riksdag's aim in the 1990-91 tax reform.

  •
  The Government proposes that a further step be taken in a green tax swap by diesel tax, electricity tax and nuclear power tax being increased. The increased tax revenue is to be used for tax reduction in conjunction with individual development of skills in working life and for putting agriculture in the same tax position as industry with regard to energy taxation.

  •
  The opportunities for making allocations are increased inter alia by the period for allocations to accrual funds being increased from five to six years. Coupon tax for dividend on business-related shares to foreign owners is to be abolished from 1 January 2000. It is to be made possible for

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    public limited companies to repurchase their own shares. Scope has been created to introduce a relaxation of taxation of foreign experts. A number of the so-called stop rules for close companies are to be abolished.

  •
  Property tax for rented accommodation is reduced to 1.2 per cent in 2000 to make possible lower rents. Moreover, the tax discount for the so-called crisis years is to be prolonged by an additional year.

  •
  The reinforced employment support for unemployed with long registration periods is to be expanded to include persons who have been registered unemployed or in labour market programme measures for at least two years.

        These measures underline that the Budget Bill is a part of a long-term policy which, at one and the same time, aims at reinforcing justice and growth and contributing to equality, equality of opportunity and development.

Sweden is to be characterised by co-operation

        The Government intends during this period of office to try to create the greatest possible support for a policy of full employment. The social partners have an important role in this context.

        The Budget Bill is based on an agreement between the Social Democratic government, the Left Party and the Green Party, which support the guidelines for economic policy, budget policy, the expenditure ceiling, the supplementary budget for 1999, the appropriations for 2000 and the tax changes now proposed for 2000.

        This co-operation extends to five areas—the economy, employment, social justice, equality of opportunity and the environment—and includes concrete proposals and measures for the future. This co-operation confirms that there is a political majority for an economic policy directed at full employment, a public budget surplus of 2 per cent of GDP on average over the business cycle, and price stability.

        The Government strives for a broad basis of support for a future tax reform. All Riksdag parties are taking part in discussions. The main purpose is, on the basis of a just distribution, to create stable rules for growth and employment, an ecologically sound development and to guarantee welfare and its financing.

1.2    Economic development

        The international economy is undergoing an upswing. With its economic foundations in order, Sweden can benefit to the full from the upswing. Sweden can thus cross the threshold into the next century with good growth, low inflation, reduced central government debt, increasing employment, falling unemployment, and an offensive environmental policy.

1.2.1    International economic development

        After a period of weak growth, the prospects for a global recovery are favourable. The prospects for Swedish exports have thus improved markedly compared with the beginning of the year.

        Growth in the EU is expected to increase in the next few years after the slackening off at the end of last year and at the beginning of 1999. Favourable prerequisites in the form of low interest rates and increasing confidence among both companies and households are expected to contribute to increased demand in the EU at the same time as exports increase. Unemployment in the EU is expected to decrease slightly in future. Average unemployment is expected to be 10.1 per cent in 1999.

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        The U.S. economy has continued to develop strongly, at the same time as inflation has been low. The successful monetary policy has played a key role in this favourable development. Due to increasing interest rates and increased savings, among other things, some weakening in activity is expected in future, however. Unemployment in the United States is expected to be 4.3 per cent in 1999.

        There has been a slight improvement in the prospects for the Japanese economy recently. No sustainable recovery can yet be discerned, however. It is therefore expected that economic policy will continue to be directed at stimulating the economy. It is very important for the whole region that the reform of the Japanese economy continues. Unemployment in Japan is expected to increase to 4.9 per cent this year.

        There are clear signs that a recovery is taking place in the Asian countries previously affected by crisis. After last year's marked reduction in production, positive growth is expected this year for the region as a whole. To ensure a sustainable recovery, it is important, however, that reform work continues even when economic development is favourable. After having increased greatly in 1998, unemployment is expected to fall during the second half of 1999 and 2000 apace with economic activity increasing in the economies previously affected by crisis.

        Despite political instability and a slow reform process, some stabilisation has taken place in the Russian economy. To achieve long-term sustainable economic growth, the reform process must continue, however, and measures be taken to deal with the problems in the Russian economy.

1.2.2    Swedish economic development

        The Swedish economy has developed strongly during the first half of the year. Despite a weak economic activity in Sweden's most important markets, exports have continued to rise at the same time as domestic demand has increased rapidly.

        The increase in exports during the first half of the year can primarily be related to continued substantial export successes for telecommunications and pharmaceutical industries while the economic activity in other export industries has been weak. The international recovery that is anticipated during the autumn and next year, will however lead to a broad upswing within the whole export sector.

        The economic situation of Swedish households has been improved in recent years. The focus of economic policy on consolidating public finances, thus making possible low interest rates and low inflation, has laid the basis for the good development and increased real wages. Rising employment also contributes to a favourable developments in households' real disposable income.

        After the low level of purchases of durable consumer goods by households in recent years, there is a great need to replace worn out capital goods. Taken as a whole, these circumstances will contribute to a strong increase in consumption in the next few years.

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Table 1.1    Demand and output 1999-2000

	SEK bn	Percentage changes, volume
	1998	1999	2000
Household consumption expenditure	951	3.1	3.0
General government consumption expenditure	499	1.6	1.0
Central government	147	1.5	0.5
Local government	352	1.7	1.3
Gross fixed capital formation	296	6.4	5.6
Business sector, excluding housing	227	6.9	5.2
Housing	24	14.8	14.3
Authorities	44	-0.8	2.4
Stockbuilding	17	-0.4	0.1
Exports	816	5.0	6.7
Imports	705	3.2	7.1
GDP	1813	3.6	3.0

Sources: Statistics Sweden and Ministry of Finance

        The total investment activity is expected to increase greatly both this year and next year. Housing construction especially is expected to increase sharply in the years ahead. A high resource utilisation in the business sector entails a continued large need to expand capacity. Increases in investments are expected, however, to slacken off somewhat as capacity is increased.

Table 1.2    Selected statistics 1999-2000

Per cent

	1900	2000
CPI, annual average	0.3	1.2
Hourly wage costs	3.4	3.2
Open unemployment(1)	5.4	4.5
Labour market programmes(1)	3.3	3.5
Employment	2.7	1.6
Real disposable income(2)	4.2	2.6
Household net savings ratio, level(2)	4.4	3.9
Current account balance(3)	1.4	1.7
German 10-year government bond yield(4)	4.4	4.9
Swedish 10-year government bond yield(4)	4.9	5.4
TCW-index(4)	125	122

(1)
Per cent of labour force, annual average

(2)
New definition of saving, new calculations. According to the new national accounts changes in pension funds reserve are now included in the new definition of saving. Hence the level of the net savings ratio has increased by 2.9 percentage points in 1998

(3)
Per cent of GDP

(4)
Annual average

Sources: Statistics Sweden, the National Labour Market Board, Riksbank and Ministry of Finance.

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        Altogether, GDP is expected to grow by 3.6 per cent this year and by 3 per cent next year. The increase in production this year will be very good especially within the services sector. Next year growth is expected to be export-led to a greater extent as the international business cycle strengthens. It is expected that the construction sector will continue to expand strongly throughout the period, although from a low level. The favourable development in the labour market will lead to a great improvement in the local government sector's finances. Health care, education and social services will be given priority.

1.2.3    Employment and unemployment

        The long-term goal for economic policy is full employment. The Government and the Riksdag have set two goals on the road to full employment.

  •
  Open unemployment is to be halved to 4 per cent during 2000.

  •
  Regular employment as a proportion of the population aged between 20 and 64 in regular employment shall increase from around 74 per cent in 1997 to 80 per cent in 2004. In this way, the need of social security payments will decrease.

        During the past year, employment has increased greatly. During the first half of this year, the number of employed has increased by over 100,000 compared with the corresponding period last year. Since spring 1997, open unemployment has fallen by around 3 percentage points. The greatest increase in employment has taken place in the private services sector but the number of employment opportunities in the local government sector has also increased greatly due to increased resources.

        Growth has been employment-intensive during the first six months this year, Viewed in a historical perspective, the growth in productivity for the economy as a whole will thereby be low during 1999. Next year, productivity growth is expected to increase again when industry is responsible for a larger part of the increase in production.

        Altogether, it is expected that employment will increase by 4.3 per cent between 1998 and 2000, corresponding to increase by around 170,000 persons. The level of employment will accordingly be considerably higher than the assessment made in the Spring Fiscal Policy Bill. The regular employment ratio for persons aged between 20 and 64 is expected to be around 77 per cent in 2000, compared with 75.6 per cent which was forecast in the Spring Fiscal Policy Bill.

        It is expected that the proportion of employed will increase by around 3 percentage points between 1997 and 2000. In order to achieve the employment goal set by the Government, a further increase in the proportion of employed by 3 percentage points is required during the period 2001-2004. For this to be possible, the rate of wage increases must continue to be low at the same time as economic policy must be focused on increasing the supply of labour and strengthening the work and skills principle.

        Progress on the labour market becomes even more tangible if it is taken into consideration that more people are actively looking for employment. Thus, the supply of labour has also increased in conjunction with the rise in employment. Altogether, the increase in employment and the supply of labour have led to open unemployment as an annual average falling from 6.5 per cent in 1998 to 4.5 per cent in 2000.

        The improved cyclical situation has had positive effects in most parts of Sweden and for most groups in the labour market. Unemployment has fallen throughout the country and the downturn in unemployment has been greatest in Stockholm, Southern Sweden, Western Sweden and Central Norrland. The regional differences in levels of unemployment have persisted and unemployment is highest in Northern Central Sweden and Norrland.

        Unemployment has fallen for almost all groups but is still at a high level for persons with a lower level of education. Unemployment for the highly educated has fallen to a relatively low level.

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        The target of 4 per cent's open unemployment will be maintained. According to the present assessment, open unemployment at the end of 2000, will be just over 4 per cent. The goal is within reach.

        The Government will monitor development carefully, and, if it proves necessary, will propose further measures in addition to those proposed in this Bill. Unemployment shall be repressed. Sweden shall return to full employment.

1.2.4    Estimates for 2001 and 2002

        In addition to the forecast for 1999 and 2000, calculations are presented for the following two years. These calculations are not forecasts. The first and most thorough calculation is based on the Swedish economy developing in accordance with the long-term increase in production after it has recovered from the recession at the beginning of the 1990s.

        It is assumed in the first calculation that growth in 2001 and 2002 will approach a normal long-term growth rate of around 2 per cent per year. This means that open unemployment will fall to 4.2 per cent as an annual average in 2001 and remain at the same level in 2002. The regular employment ratio for persons aged between 20 and 64, would be 77.3 per cent given these assumptions.

Table 1.3    Employment, unemployment and wage formation

	1993	1994	1995	1996	1997	1998	1999	2000
Number of employed(1)	3.964	3.927	3.986	3.963	3.922	3.979	4.085	4.151
Private sector(1)	2.630	2.633	2.697	2.698	2.695	2.735	2.813	2.864
Public sector(1)	1.328	1.290	1.287	1.263	1.223	1.240	1.268	1.282
Proportion of employed aged between 20 and 64(2)	75.9	74.2	74.8	74.6	73.9	74.6	76.2	77.1
Registered unemployment(3)	8.2	8.0	7.7	8.1	8.0	6.5	5.4	4.5
Labour market programmes(3)	4.3	5.3	4.4	4.5	4.3	3.9	3.3	3.5
Hourly wage cost(4)	2.9	2.4	3.3	6.0	4.5	3.8	3.4	3.2
Development of productivity in business section(5)		3.9	2.6	1.5	2.9	1.0	0.7	1.9

(1)
Thousands of persons.

(2)
Those in regular employment as a percentage of the population aged between 20 and 64

(3)
As a percentage of the labour force.

(4)
Annual percentage change

(5)
Calculated from the expenditure approach.

Sources: Statistics Sweden, National Labour Market Board and Ministry of Finance

        During the 1990s the Swedish economy has undergone great changes. There is therefore considerable uncertainty about the extent to which there will be unused resources in the economy after 2000. Two additional alternative calculations are therefore presented where the labour market performs well and where production and employment can grow more quickly at the same time as wages and prices develop in a sustainable way.

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Table 1.4    Three calculations for GDP in the next few years

	1999	2000	2001	2002
Calculation 1	3.6	3.0	2.2	2.0
Calculation 2	3.6	3.0	2.5	2.5
Calculation 3	3.6	3.0	2.8	2.8

Source: Ministry of Finance

        In the second calculation, GDP increases by 2.5 per cent per year, which would mean a fall in open unemployment to 3.8 per cent as an annual average in 2002 and a rise in the employment ratio for persons aged between 20 and 64 to 78 per cent.

        In the third calculation, GDP increases by 2.8 per cent per year which results in a open unemployment of 3.5 per cent in 2002 and an employment ratio of 78.5 per cent in 2002.

        With a long-term policy for growth and social justice focused on an increased supply of labour and a well-functioning wage formation, the two latter forecasts are attainable.

1.3    Economic policy

        The fundamental assumption for economic policy is that sound public finances and stable prices are the foundation for a high, sustainable growth and employment. This approach has characterised economic policy since 1994. The result of the policy carried out for both growth and employment has been good.

1.3.1    Sound public finances

        With a floating exchange rate and an inflation target, the foremost purpose of fiscal policy is to create good conditions for growth and employment by securing a surplus in public finances on average over the business cycle and keeping expenditure under control. This creates the conditions for low interest rates which in turn leads to high investment, good growth, increased employment and increased opportunities for a good distribution policy.

        Since 1994, the Government has controlled fiscal policy with detailed budget policy goals extending over a number of years. Budget policy is governed by two overall goals. Public finance shall show a surplus of an average of 2 per cent of GDP over a business cycle and expenditure shall not exceed the set expenditure ceiling.

        On the basis of these overall goals, detailed budget goals extending over a number of years have been established. The result has been good. They have been achieved in every year by a broad margin, This has contributed to keeping down central government debt, interest rates and thus interest expenditure, which in turn has made possible increased resources for priority areas such as health care, education and social services.

Surplus in public finances

        The long-term budget goal is a surplus of 2 per cent of GDP over a business cycle. Detailed targets are then set for each year on the basis of this goal.

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Table 1.5    Public finances

Per cent of GDP

	1993	1994	1995	1996	1997	1998	1999	2000
Expenditure ratio	70.1	67.6	64.6	62.7	60.9	58.4	57.5	56.2
Income ratio	58.3	56.6	56.7	59.2	59.1	60.7	59.2	58.3
Tax ratio(1)	48.5	47.5	48.2	51.1	51.8	53.9	53.0	52.3
Financial balance	-11.8	-11	-7.9	-3.6	-1.8	2.3	1.7	2.1
Surplus target					-3.0	0.0	0.5	2.0
Net debt	10.7	21.2	22.8	19.5	18.3	15.4	12.2	5.7
Consolidated gross debt	73.7	76.5	75.4	74.4	73.6	71.7	66.1	58.8

(1)
Including taxes to EU

Sources: Statistics Sweden and Ministry of Finance

        In the 1997 Spring Fiscal Policy Bill, it was established that the goal for 1999 was to be a surplus of 0.5 per cent of GDP, for 2000 1.5 per cent of GDP and for 2001 2 per cent of GDP. The goals apply for the growth estimated in the 1997 Spring Fiscal Policy Bill. If growth deviates considerably from this for cyclical reasons, the equivalent deviation is to be tolerated.

        According to present forecasts for 1999 and 2000, it is estimated that the total growth will be slightly higher than forecast in 1997. The Government makes the assessment that this is not a significant deviation. In the 1999 Spring Fiscal Policy Bill, it was estimated that aggregate growth would be slightly lower than forecast in 1997. The Government made the assessment on that occasion as well that this was not an important deviation.

Table 1.6    GDP growth

Per cent

	1997	1998	1999	2000	Total
Budget Bill 00	1.8	2.6	3.6	3.0	11.5
Spring Fiscal Policy Bill 97	2.3	2.5	2.8	2.7	10.7

Difference	-0.5	0.1	0.8	0.3	0.8

Sources: Statistics Sweden and Ministry of Finance

        Public finances are estimated in 1999 to show a surplus of 1.7 per cent of GDP, i.e. well above the goal of 0.5 per cent. A year ago, the Government proposed that the goal for 2000 should be increased to 2 per cent of GDP, which was later adopted by the Riksdag. This increase in the level of ambition is upheld. As growth is expected to be good both in 1999 and 2000, the Government makes the assessment that this is a well-balanced fiscal policy.

        The goal of 2 per cent surplus in 2000 in combination with there being scope for a continued increase in use of resources means that there is scope for reducing taxes with a focus particularly on those on low and medium incomes and on entrepreneurship.

        Government debt is falling at a fast rate. The general government gross public debt, i.e. the so-called Maastricht debt will be under 60 per cent of GDP in 2000. Net debt will have been practically removed by 2002.

        The surplus targets for 2001 and 2002 are upheld at 2 per cent of GDP. If growth should be considerably stronger or weaker for cyclical reasons, the corresponding deviation should be tolerated.

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Table 1.7    Expenditure and tax changes now proposed, net

	2000	2001	2002
Expenditure increases
Presidency of the EU, etc.	190	190	0
Kosovo	400
Assistance payments		150	200
Big city initiative, education	45
General education	10
Regional policy initiatives	306
Liming, National Chemicals Inspectorate	23
Small-scale electricity production	250
Game damage and key natural habitats	27
Business sector development, Baltic Sea	-50	50
Vehicle tax, local govt comp.	100	100	100
Heath care		1 000
Special initiatives, municipalities and county councils	0	700
Others	-370	-130	-130

Total expenditure	931	2.060	170

Revenue reductions
Households	12.040	15.800	15.800
Businesses, etc.	2.780	4.150	1.800
Energy	-1.350	-1.150	-1.150
Skills development	1.350	1.150	1.150
SEK 200 to local government		1.270
Pension Agreement	650	700	700
Property taxes	0	600	600
Reinforced Employment Support	90	150	150
Other	-10	-10	-20

Total revenue reductions	15.550	22.660	19.030

TOTAL	16.481	24.720	19.200

Source: Ministry of Finance

        With good economic growth, it is considered that there is some scope for continued reduction of taxes in coming years, especially for those on low and medium incomes and entrepreneurs. However, this scope is conditional on the social partners taking their responsibility. Wage formation that leads to an increase in inflationary pressure and a fall off in the increase in employment would make continued increases in expenditure and tax reductions impossible. Sweden shall not end up again in a price and wage spiral. The results from the end of the 1980s and the beginning of the 1990s are a deterrent.

The expenditure ceilings

        The development with strongly increasing budget deficits at the beginning of the 1990s, was made worse by poor budget discipline. In order not to get into the same situation again, the budget process was reformed in the mid-1990s. By a more stringent budget process, the Government and the Riksdag can now more clearly make political priorities as to how expenditure is to be used.

        One of the most important features of the new budget process is that the Government in conjunction with the Spring Fiscal Policy Bill presents proposals for nominal expenditure ceilings for

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the next three years. Central government expenditure must then be kept under the expenditure ceilings. The expenditure ceiling for 1997 was met by a broad margin. The ceiling for 1998 was also met by a margin.

        In the 1999 Spring Fiscal Policy Bill, the Government made the assessment that there was a risk that the expenditure ceiling for 1999 would be exceeded if no measures were taken. The Government therefore proposed certain savings. Moreover, the Government decided on a so-called limit amount for certain appropriations. This means that expenditure may not exceed these amounts. In the assessment of the Government, these measures are sufficient to keep expenditure under the ceiling in 1999. The budgeting margin for 1999 is estimated at around SEK 1 billion.

        The situation is also under strain in 2000. The Government is therefore preparing certain measures to restrict expenditure. According to the Government the expenditure ceiling will then be upheld.

        After these measures, it is estimated that the budgeting margin for 2000 will amount to around SEK 1.5 billion. The budgeting margin for 2001 is around SEK 3.7 billion. The budgeting margin for 2002 is SEK 22.6 billion. If these margins prove to be insufficient, the Government intends to take further measures. The expenditure ceilings shall be upheld.

        A review of the budget process has been initiated in the Riksdag as well as by the Government. The Government's starting point is that its principles on budget discipline and well-ordered public finances shall be maintained. The new budget process has improved the conditions for a responsible economic policy in a decisive way and thus strengthened the prerequisite for Swedish public expenditure being maintained at a reasonable level throughout an entire business cycle.

Diagram 1.1    The central government expenditure ceilings

EU budget policy

        Budget policy within EU is given continued high priority. A decision was made on a new long-term budget at the extra session of the European Council in Berlin in March 1999. The Government advocated a generally restrictive budget approach, a reduced net Swedish burden, adaptation of the budget to cope with EU enlargement and reform of agricultural policy.

        The result was an annual budget frame for 2000-2006 of 92 billion euro on average. This represented a considerable reduction in relation to the Commission's proposal. Financial scope to make possible accession of new members to the Union was created. The reform of agricultural policy was not as radical as Sweden would have liked but nevertheless was a step in the right direction.

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        It is of great importance for the Swedish people's confidence in the EU that the contributions paid to the Union are used in the correct way. Therefore, initiatives are needed to counteract misuse of EU funds. The Fraud Delegation has since 1996 had the commission of co-ordinating the action against fraud, misuse and inefficient handling of EU funds in Sweden. Co-ordination has meant that fraud has been combated more effectively. This activity should be made permanent and transferred to the Economic Crime Bureau.

1.3.2    Stable prices

        The overall duty for monetary policy is price stability. The Riksbank conducts monetary policy autonomously. The Riksbank has defined price stability so that the increase in the consumer price index shall be limited to 2 per cent with a tolerance of one per cent in each direction. The Government supports the focus of monetary policy and gives its backing to the inflation target.

        Stable prices are a basic prerequisite for a successful economic policy. High inflation worsens the conditions for sustainable high growth and thus also for a stable high employment. Moreover, a high and unpredictable inflation rate has negative distribution effects.

        During the most recent decades, periods with excessive inflation and increased costs has been followed by downturns in growth and budget deficits, with subsequent cuts in social welfare. This must not happen again.

        However, a number of reasons indicate that the risks for a repetition are limited compared with previous decades. A number of structural reforms have been undertaken during the past years to reduce inflationary tendencies in the Swedish economy.

  •
  Public finances have been consolidated. The budget goals and expenditure ceiling contribute to the credibility of economic policy being high.

  •
  The credibility achieved for the price stability policy and the Riksbank's autonomous standing entail continued low inflation expectations.

  •
  Voluntary agreements on parts of the labour market mean improved conditions for continued low pay increases, while employment is increasing. However, there is still a need for further reforms.

  •
  Increased competitive pressure restricts the possibilities for price increases. More stringent competition legislation and deregulation, for instance, of the electricity and telephone markets and in the transport sector have contributed to reducing inflationary tendencies in the economy. Work on improving competition on other markets as well is in process.

  •
  International competition has increased, inter alia by EU membership. Sweden is moreover working actively to remove the remaining obstacles to free mobility in the single market.

  •
  Sweden is in the forefront in Europe with regard to use of Internet, almost every other Swede has access to Internet at home today. Increased electronic trade also restricts the possibilities for price increases on the local markets.

        In order to ensure that good growth and high demand can continue for a long time without leading to overheating on the labour market and a subsequent increase in unemployment, further supply side reforms are required in the labour market, however. Among these may be mentioned wage formation, the application of unemployment insurance, and the scope and direction of labour market policy. Competition on the product markets must be further increased.

        Inflation is at present exceptionally low. This year, CPI is expected to increase by 0.3 per cent, a fall by a tenth of a percentage point compared with last year. The price increases that can be noted are

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largely administrative price increases and slightly higher oil prices. Despite good economic growth, no tendency to increased inflationary pressure can be discerned.

The interest rate

        Low inflation and the consolidated public finances have enabled the Riksbank to lower its instrumental rate, the so-called repo rate, to less than 3 per cent. This is the lowest instrumental rate in Sweden since the modern credit market began to take shape during the 1980s.

        Since the turn of the year, the international interest rate level has risen relatively sharply. The background is, inter alia, continued strong American growth and improved prospects for the European and Asian economies. In the United States, the 10-year bond yield has risen by around 1.3 percentage points.

        Swedish interest rates are at low levels in a historical perspective despite the international interest rate increase. Sweden has been very greatly affected in earlier periods with international uncertainty and large changes in interest rates. Since the Spring Fiscal Policy Bill, the interest rate difference to Germany has risen by only around a couple of tenths of percentage points despite turbulence on the financial markets. The consolidation of public finances and the focus of monetary policy on price stability are the most important explanations for Sweden having regained stability even in an internationally turbulent environment.

The currency

        The krona has strengthened considerably during the year. Compared with a competitively-weighted average of currencies, the krona has appreciated by over five per cent since the turn of the year. This reflects the strength of the Swedish economy but is also a sign of strong confidence in Swedish economic policy.

        The stronger Swedish krona reduces an already moderate international inflationary pressure and reduces the risks for overheating within the export industry while import prices are held down.

        On 1 January, EU's single currency, the euro, was introduced. The introduction of the euro is a historical and important step in European integration. The monetary union affects Sweden economically and politically to a great extent. It is also important for Sweden that the project is a success.

Diagram 1.3    The euro exchange rate 1999

        Sweden has decided not to take part in the monetary union from the start. Any decision on participation in the monetary union must have broad popular support. Sweden is holding the door open

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for later entry into the monetary union. A decision on Swedish participation in the monetary union shall be submitted to the Swedish people for consideration in an election or a referendum. It is important that a future position on participation in the monetary union is preceded by thorough debate and analysis. In order to increase knowledge and stimulate a broad debate on possible Swedish participation, a programme of information and popular education has been initiated.

        The Government's view is that it is not at present of immediate interests to take part in the European exchange rate co-operation ERM2. The experiences of the existing policy focused on price stability in combination with a variable exchange rate are good.

1.3.3    Wage formation

        A continued improvement of wage formation is of crucial importance for the good development of employment to be sustained. During recent years, the nominal rate of wage increases has fallen considerably. At the same time, the average wage cost increases are still higher than in our most important competitor countries.

        In order to meet the goals for unemployment and employment, a continued high demand for labour must be combined with moderate nominal wage increases. During the autumn, the Government will therefore present a bill with the aim of improving the prospects for wage formation functioning in a way that is compatible with a good increase in employment.

        A more efficient labour market is important if the present positive development of the economy is to continue and lead to sustainable higher employment and reduced unemployment. An efficient matching between those looking for employment and vacancies contributes to employment increasing without inflationary bottlenecks arising.

        During the 1970s and 1980s, the rate of nominal wage increases was considerably higher than today. However, the low inflation during the 1990s has meant that the increase in real wages during recent years has been considerably higher than during the 1970s and 1980s. Continued moderate wage increases in coming years as well are an important prerequisite for a continued strengthening of wage-earners' purchasing power parallel with increasing employment and falling unemployment.

        As the overall goal for economic policy is full employment, continued reductions in tax depend on wage formation functioning well. If wage increases are higher than the Swedish economy can cope with, tax reductions will lead to the economy overheating. This must be avoided.

        The main responsibility for wage formation lies with the social partners. Agreements reached will have greater legitimacy if they are negotiated without government intervention. Moreover, the partners themselves are best suited to find efficient solutions to the problems discussed. This also applies to reforming wage formation. However, if the parties are unable to take the necessary responsibility, the final responsibility rests on the Riksdag and the Government.

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Diagram 1.4    The rate of increase of nominal and real wages 1970-2000

        The Riksdag and the Government have overall national responsibility which goes beyond the responsibility for wage formation borne by the social partners. A poorly functioning wage formation undermines welfare for all citizens, even for those whose interests are not primarily represented by the social partners on the labour market. The central government authorities should moreover contribute to creating good prerequisites for an active dialogue between different groups on the labour market with the end of avoiding a situation where a group benefits at the expense of others.

        The Riksdag and the Government have moreover a special responsibility for counteracting wage differences due to gender. This is one of the most important issues in the Equal Opportunities Bill. The commissions and measures already decided upon in this field are now to be followed up and analysed by the Government. Moreover, the Government has held discussions during the spring with the social partners on the labour market with a view to accelerating the work carried out by the parties to counteract wage discrimination. The Government intends to take this issue up again during the autumn.

1.4    Growth and social justice

        Growth and social justice are not in conflict with one another. On the contrary, growth and social justice go hand in hand. Stable, sustainable growth is based on participation, that all participate to the best of their ability. Social justice is about giving everyone the same opportunity to develop and earn their living and that welfare resources are distributed according to need.

1.4.1    A policy for full employment

        The overall goal for economic policy is full employment. In order for this goal to be achieved, the labour market must work well. With public finances in surplus and stable prices, there is now a unique opportunity for sustainably pressing down unemployment to the levels that existed before the crisis of the 1990s. The key is a policy that mobilises Sweden's resources and makes everyone participate in growth.

        The good development entails a change in perspective in employment policy. Now it is a matter of giving priority to filling vacancies, training labour to counteract bottlenecks and increase the supply of skilled labour to prevent growth being slowed down due to lack of labour before the goal of full employment has been achieved. Now it is a matter of introducing tax reductions that favour entrepreneurship and thus growth.

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European co-operation

        The struggle against unemployment and for full employment will continue to be an important component of an active Swedish European policy. The political prerequisites for strengthened co-operation are good. The Government intends to strive for the guidelines for employment policy and its monitoring to be given the same importance as the corresponding instruments in the economic field and to make the employment pact agreed upon in Cologne in June a success. Employment policy is a central part of economic policy.

        The new section on employment in the EC Treaty has meant that the position of employment has been reinforced in EU co-operation. The general guidelines for economic policy and the common employment guidelines are important instruments for co-ordination of economic policy in the EU. Strong European co-operation creates better prerequisites for concerted action, thereby supporting the national efforts for increased growth and employment.

        The general guidelines indicate the importance of the Member States applying a coherent strategy to create good conditions for high growth and employment. This strategy is based on a sound macroeconomic policy, measures to improve the functioning of the labour market and economic reforms intended to increase efficiency in the goods, services and capital markets.

        Like last year's guidelines, the employment guidelines for 1999 are broken down in four main areas:

  •
  improving employability

  •
  developing the entrepreneurial spirit

  •
  encouraging the ability to adapt of employees and enterprises, and

  •
  reinforcing equality of opportunity.

Within each area, there are a number of guidelines that specify what Member States should do. In certain cases, there are concrete goals that the countries shall strive to fulfil. The recommendations have been reinforced with regard to the design of tax and benefit systems, access to lifelong learning, measures against discrimination of weak groups, removal of barriers to employment in the services sector, and measures to increase equality of opportunity.

        Sweden's employment policy is well in accord with the recommendations of the guidelines. The employability of the labour force must be promoted by active measures, with the emphasis on education and development of skills. Priority shall be given to such measures rather than passive cash support. The tax and benefit system is to be designed in such a way as to make work pay. Equality of opportunity issues are a self-evident part of the work of reform in labour market policy.

        In most cases, Sweden complies with the goals and intentions expressed in the guidelines. In a number of cases, the Government's ambition is more far-reaching than the guidelines, for instance with regard to counteracting long-term unemployment among young people.

The work principle

        Today, far too many people are excluded from the social community, influence and feeling of being needed that work provides. This means that everyone's experiences and skills are not being made use of.

        The most important way to counteract the risk of people being excluded is measures that increase skills and employment. The classical Swedish work principle is thus increasingly becoming a work and skills principle. Everyone must be continually prepared to learn new things and retrain.

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        The proposals announced by the Government in the Spring Fiscal Policy Bill, which are now presented in detail, are aimed to a great extent at the long-term unemployed.

        The reorientation of labour market policy to increase quality and reduce the risk for bottlenecks favours growth. The continued comprehensive investments in education and training and a reformed study grant system contributes to reducing social distortion of recruitment. The tax reduction on employment of long-term unemployed persons increases the ability of vulnerable groups to get a foothold in the labour market. In order to increase the proportion covered by this support, the Government now proposes that the support shall extend to all those who have been registered as unemployed or in labour market programme measures for at least two years. This is an expansion of the previous proposal that required at least three years. It is important that the employment offices in future give priority to the long-term unemployed and long-term registered. The labour market situation for immigrants is especially problematic and the employment ratio has fallen markedly since the beginning of the 1990s.

        Efficient rehabilitation and intensified co-operation shall enable more of those off work for long periods due to illness to be able to return to work. The right to dormant disability pension shall make it possible for disability pensioners to test their possible work capacity.

        The Government is moreover carrying out a long-term work to reduce the marginal effects and remove poverty traps. Work has a value of its own and confers self-esteem. The design of the systems should be improved so that education and work pay better. Compensation for contributions paid by the individual is an important part of this policy. To this end, economic space has been created for introducing a universal pre-school and a maximum pre-school charge in stages starting from 2001. The Government will also carry out a review of economic support to families.

        The high marginal effects that exist in the combination of the tax and benefit systems are a great threat to integration and social justice. The marginal effects affect especially vulnerable groups in society. They mean that people cannot appreciably influence their financial situation by working more and increasing their incomes. Taking short-term work, going from unemployment to work, and going up from part-time to full-time sometimes does not pay at all.

        The role of unemployment insurance as an adjustment insurance must be safeguarded in order to meet the increased demand for labour. Within the Government Offices, work is in process to clarify the requirements for adjustment at the same time as reinforcing the legal security of the unemployed

        These proposals will be circulated for comment after which the Government intends to present proposals to the Riksdag.

        The Government takes a serious view of the alarming increase in expenditure in the health insurance scheme, both from a health perspective and from a labour market perspective with respect to access to labour power. If the present trend continues, expenditure on health insurance risks pushing aside other important government initiatives.

The skills principle

        Knowledge and education are the key to high employment and growth which does not take place at the cost of increasing injustices and deeper gaps. Therefore continued offensive investments are required in knowledge. Knowledge is a key factor for growth, development and modernisation. Sweden is to be a leading knowledge nation.

        The pre-school is the first step in life-long learning. This is one of the reasons why the Government is creating space in the budget for a phased introduction of a universal pre-school and maximum childcare charges from 2001.

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        The compulsory school and upper secondary school shall give all pupils a good basis for lifelong learning. The most important resource for school is well-educated teachers and school leaders, who can lead the pedagogical development. The Government continues to give priority to the work with quality and uniformly high standards in school. Increased resources will be made available to local government in the coming years to strengthen education and increase goal fulfilment. Moreover, good growth will mean local government tax revenue will grow sharply.

        The special adult education initiative is now in its third year of operations since starting in autumn 1997. Today, over 200,000 are taking part in adult education at upper secondary school level. During the five-year period up to 2002, the special education initiative will have reached over 800,000 students, of which the majority are women. The Special Adult Education Initiative has given hundreds of thousands of people, mainly previously unemployed, the opportunity to increase their competence and improve their situation in the labour market.

        Developments in the labour market and international competition requires that more have higher education. The expansion of higher education is continuing. Study support is being reformed starting in 2001.

        The goal for research policy is that Sweden is to be a prominent research nation where research is of high quality and there is scope for both broad and specialised research, The resources for basic research are increased to contribute to the infrastructure of the knowledge-based society. The state guarantees free basic research with a long-term, untied financing.

        Sweden also needs more trained researchers to meet the requirements of institutions of higher education and to meet the demand for trained researchers in the business sector and the public sector. A successive investment is therefore taking place in basic research and postgraduate education. The increases in appropriations in 2000 are to be primarily used for developing activity at the new universities.

        The Government intends to take further steps in a green tax shift. By increasing diesel, electricity and nuclear power tax, a good environment can be favoured at the same time as funds are made available for the development of skills in working life. The whole of Sweden shall be educated.

Universal welfare for women and men

        The goal of the universal welfare policy is social justice and equal conditions of life for women and men. Universal welfare narrows gaps and boundaries between different groups in society and acts as a cohesive force. Child allowance leads to many not being dependent on income-tested grants and thus ending up in a poverty trap. Compulsory insurance based on an income compensation principle guarantees security for the large majority of people.

        Social insurance creates driving forces for work since it is employment that provides participation. The Swedish social insurance promotes a high participation in the labour force. Parental insurance has great positive effects for women's ability to enter and remain in the labour market. The new pensions system is another good example of this. Sweden is one of the few countries that has reformed its pension system. The new system is of great importance for confidence in the Swedish economy.

The whole of Sweden is to grow

        The high rate of transformation in the business sector and in the labour market makes new demands on policy in a number of areas. In order to be able to handle the consequences of the rapid structural changes in society, policy needs to be more long-term and better at making use of available resources. Policy also needs to be better at adapting to varying regional and social needs. The fall in population in a number of regions in recent years is a serious threat to a balanced regional development and the ability to achieve the regional policy goals. The Government has therefore

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appointed a parliamentary committee with the task of providing proposals for the future direction and design of future regional policy.

        The Riksdag decided on a new regional business sector policy in spring 1998. The goal is to stimulate a sustainable economic growth on the basis of regional conditions which can contribute to more, expanding businesses and thus increase employment for both women and men. Regional growth agreements are the bearing instrument in the new industrial policy. The growth agreements entail a co-ordinated growth and employment policy with considerable regional and local influence. The first agreement period extends from 2000-2002.

        All counties have produced draft regional growth agreements. Work on growth agreements has led to broad partnerships being established. There is considerable commitment from the business sector. The measures given priority extend over a large number of areas. Education and training, development of skills, and enterprise promotion dominate. A number of counties have made proposals aiming to improve coordination of initiatives between different areas of policy and to increase the commitment of central government agencies to the process.

        The Government is now clarifying the prerequisites for all central government agencies and bodies in preparation for their negotiations with partnerships on implementation and financing of growth agreements. The budget bill includes proposals for labour market policy to be more growth oriented. It furthermore clarifies the link between certain national programmes, e.g. for development within the major city regions and the development of the business sector in the Baltic Sea region with the growth agreements. Regional policy and the new structural fund programmes are to be co-ordinated with the implementation of the growth agreements to produce a greater effect.

Sweden a leading IT nation

        Sweden shall reinforce its position as one of the leading IT nations. In the Government's vision of the digital Sweden, the new information technology is used by everyone. No one is excluded, neither the old, the unemployed, the disabled nor others.

        Information technology increases people's freedom to choose housing, work and studies. In this way, it counteracts existing regional imbalances. IT makes businesses more efficient and gives the business sector increased international impact. The development of IT also leads to new businesses being created and new employment opportunities being created.

        The Government will take a number of measures to reinforce Sweden's position as a world leading IT nation. Three areas are given priority; the regulatory framework, education and the infrastructure.

        There must be clear rules of play and high security. Electronic trade shall be stimulated. Rules that prevent the development of a digital society shall be abolished.

        In the digital society, knowledge is a strategic resource. Continued investment is therefore being made in education and training and the development of skills. Initiatives shall be taken both on a broad spectrum—e.g. education and businesses—and in leading-edge competence through higher education and research.

        Sweden shall benefit from and further develop the successes we now have inter alia through Ericsson, Telia and the new expanding IT companies. The importance of information technology for Sweden's competitiveness is shown among other ways by the great expansion of IT investments by businesses and expansion in the IT sector in the 1990s. It is particularly important for regional growth and the ability of small enterprises to develop and be competitive.

        A high technical expansion and international competitiveness is a prerequisite for strong economic growth. A well-developed IT infrastructure is very important for Swedish companies to retain their advanced position both as an IT user and as producers of software, and, for instance,

22

telecommunications products. The IT infrastructure is important for the whole development of the business sector. The Government intends continuously to take the initiative in the area and intends to submit an IT Bill in early 2000.

        The Government considers that the state bears a responsibility for ensuring that the IT infrastructure is accessible by making possible investment in open cables, ensuring competition between different operators. This can take the form, for instance, of a national network between all municipalities in the country as a first step towards higher capacity in the network as a whole. This requires new investments in broad band IT infrastructure both under public and private control.

1.4.2    Sustainable growth

        The product markets play a key role in a policy for sustainable growth. Well-functioning markets further improve the long-term prospects for growth.

        Increased competition leads to rapid increase in productivity, high standard development and an internationally competitive business sector. This promotes high employment. Competition also benefits the consumers in the form of lower prices, better quality and a greater range of goods and services. Improved competition contributes to counteracting the tendencies to increased inflationary pressure that may arise when demand is high in the economy.

        A number of structural reforms have been carried out in the 1990s that affect large parts of the Swedish economy:

  •
  Competition legislation has been introduced that contains an explicit prohibition against co-operation between enterprises to restrict competition and abuse of a dominant position.

  •
  An electricity market reform has been carried out. Production and sale of electricity has been transformed into competitive markets.

  •
  Today, Sweden has one of Europe's most deregulated telecommunications markets. The actions of the National Post and Telecom Agency have led to reduced call charges for mobile telephony, which should further improve competition.

  •
  Sweden Post's sole right to the conveyance of mail has been abolished and a number of further reforms have been carried out to increase the accessibility of the postal infrastructure.

  •
  Domestic flights, rail transport and long-distance bus transport have been deregulated.

  •
  A Public Procurement Act has been promulgated.

  •
  The Commission for Competition on Equal Terms for the Private and Public Sector has been set up to improve competition between the private and public sectors.

  •
  Within the EU, Sweden has among the lowest levels of state aid to enterprises.

        The Government's work to improve competition and efficiency on the goods, services, and financial markets will continue with undiminished effort.

  •
  A number of industries are at present characterised by lack of competition. The Government has instructed the Competition Authority to survey in detail, analyse and evaluate how competition has been developed on the Swedish market during the 1990s. The Government intends later to present concrete proposals in a special bill on how competition can increase at the same time as the position of the consumer is strengthened.

  •
  The few remaining barriers for competition in the border zone between public and private activities are to be removed. The Agency for Administrative Development has been given the task of reviewing at the earliest opportunity how central government agencies operate in competitive markets.

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  •
  A well-functioning competition in the construction sector is very important to reduce the risk of increased inflationary pressure. This can moreover lead to a reduction in housing costs in the existing housing stock as well. The continued work of the Building Costs Committee shall be intensified and focused according to the supplementary instructions that the Government submitted to the delegation in May. Building costs shall be reduced and competition on the building and building materials market enhanced.

  •
  Any barriers to a continued swift increase in housing construction in the expansive regions should be removed. On behalf of the Government, the county administrative boards in the growth regions together with the affected municipalities have surveyed and analysed planning and land availability and what can be done to cope with an increased housing construction.

  •
  Sweden's participation in the internal market gives consumers a wider range at lower prices. The Government is working to further strengthen consumer interests in trade policy, among other ways by increased import competition. An example of this is the issue of parallel import expanded.

  •
  The Government has recently instructed Statistics Sweden to investigate the price difference between Swedish and foreign goods. This documentation will be an important basis for further efforts by the Government to reduce the level of prices in Sweden.

        A prerequisite for the development of civil society is that the judicial system performs well. The legal system is in the middle of a period of reform work. The Government's ambition is to drive forward the modernisation of the legal system, and introduce changes and efficiency improvements with undiminished vigour. The Government therefore intends in the Spring Fiscal Policy Bill in 2000 to submit proposals to the Riksdag on additional resource increments needed to fulfil the Government's intentions with regard to the development of the judicial system.

        The Swedish product markets are strongly dependent on conditions obtaining in the global market. In order to enhance the efficiency of the product and capital markets, increased co-operation must take place with the EU on continued reforms of these markets.

        It is important that Europe's customers enjoy the advantages of the single market in a clear way through lower prices, increased choice and better quality of products and services. The Swedish environmental and consumer interests shall be taken into consideration.

        Sweden is very positive to EU co-operation on reforms of product and capital markets, the so-called Cardiff process. The aim is to improve the functioning of the single market. The EU Member States shall present annual reports of how more important domestic markets function, which reforms have been carried out, identify remaining deficiencies for efficient competition and finally present the continued reform work.

        An important market for Sweden is the Baltic Sea region, which has good prospects to become a dynamic growth region and a market place even in a global perspective. The Öresund region is also part of the region, where the new road and rail link over Öresund, make possible further integration and economic activity over national borders. Due to its location in relation to continental Europe, the growth markets in the East and the rest of the Nordic area, the Öresund region should become very important for the development of the entire Baltic Sea area.

Sustainable Sweden

        The Government's overall goal for environmental policy is to be able to hand over to the next generation a society where the major environmental problems in Sweden have been solved. Sweden shall set an example in the transition to sustainable development.

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        The transition to an ecologically sustainable society creates a potential for employment. This must be made use of. Forward-looking requirements to protect nature and people's health and to gradually make the use of resources more efficient creates a pressure for technical development and thus provides opportunities for new entrepreneurship. This contributes to the pressure for change that drives economic development forwards. In this way, additional resources can be made available for sustainable development.

        Economic policy must therefore be combined with an efficient environmental policy based on stringent, clear legislation as well as economic means of control and other stimulants. The Government's proposals in the field of taxation for a green tax swap are part of this strategy.

        Work on making Sweden an example of ecological sustainability shall continue and be followed up annually by Government communications presented in conjunction with the budget bill. This year's communication will be presented at the beginning of October. It will contain an account of the measures taken and an assessment of the effects they have had for the changeover work. The Government communications will also contain a summary of new measures that follow on from the proposals presented by the Government in bills presented during the year or in conjunction with other decisions.

        The appropriations for environmental policy have increased. Local government is involved on a broad front, among other ways by the local investment programmes. The energy agreement means a large investment programme for the changeover of the energy sector. Further measures apply to research, the development of technology, and environmentally-adapted procurement, the promotion of export of Swedish environmental technology, etc. All sectors of society are affected and co-operation with the business sector in these issues must be intensified.

        International co-operation within the EU inter alia is of key importance. Work on protecting the environment, stimulating local initiatives and promoting the ecocycle concept is to continue. Measures for ecological sustainability shall stimulate technical development and new entrepreneurship and, accordingly, at the same time strengthen the economy and employment.

        Over the past two years, the Government has made major investments in, among other things, nature conservation, environmental monitoring, land remediation and environmental research.

        The Government proposes further measures to stimulate the changeover to a Sustainable Sweden:

  •
  An additional SEK 20 million for liming operations.

  •
  An additional SEK 20 million for natural habitat protection to attain a good balance between different state funded measures to preserve biological diversity in the forest.

  •
  A further SEK 3 million for the National Chemicals Inspectorate.

  •
  SEK 500 million for a six-year co-operation with Swedish car manufacturers for research and development of technology for the environmentally-friendly vehicles of the future.

  •
  SEK 5 million for a special initiative to facilitate export of goods and services with a high environmental performance by Swedish businesses.

  •
  A time-limited investment support for thermal solar heat is to be introduced provided that an agreement can be achieved between the state and the solar heating industry. Within the framework of the agreement, principles should be formulated for measures to reduce the costs of the technology.

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Green key statistics

        As one of the first countries in the world, the Government presented green key statistics in the Spring Fiscal Policy Bill. Green key statistics is one of the Government's tools for monitoring the overall goal of environmental policy work of handing over a society to the next generation where the major environmental problems have been solved. The key statistics can be used as guidance for political decisions and as a basis for social debate in the same way as the selected economic statistics.

        The development of key statistics is a process where the key statistics must be adapted according to the goals that they are intended to comply with, relevant environmental problems and the overall development of society. The Government will therefore continue work on the further development of the key statistics. The Government is also studying the possibilities for presenting forecasts for certain of the key statistics in future. The Government also intends to present green key statistics to the Riksdag regularly.

        Economic development shall be ecologically sustainable. In some cases, there are good opportunities for achieving the environmental quality goals set without substantial costs or sacrifices. In other cases, it is considerably more difficult and involves large costs. The correlation between the environment and growth is not unambiguous. The Government considers it is important to investigate the nature of the relationship and has therefore appointed a special commission to review the relationship between growth and the environment and to investigate the need of measures for a more efficient use of natural resources with the aim of achieving sustainable development.

        The use of energy in Sweden in the past 30 years shows that technical development makes possible a stable level of energy use at the same time as economic growth has taken place. This is shown in the diagram below.

Diagram 1.5    Total energy use and GDP 1970-1996

        The use of energy is strongly related to a number of environmental problems, where the method of producing energy is very important. Continued improvement in the efficiency of use of energy is also necessary to combine positive economic development with reduced environmental problems. Increased use of energy and a changeover to environmentally friendly types of energy can be stimulated in a number of ways, among others by an increased use of economic means of control. The Government's proposals in the Budget Bill on a green tax swap are part of this work.

        The use of energy is one of the eleven green key statistics described in expenditure area 20 "General environmental care and conservation", Further green key statistics are presented there that all describe a development in society within areas of great importance for the environment.

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1.5    Fair taxes for health care, education and social services

        The foremost purpose of taxes is to finance welfare, where, the level of tax burden ulitmately determines a country's welfare ambitions. If citizens opt for a welfare society with good health care, education and social services for all, secure insurance against loss of income in the event of illness and unemployment, a good education for all, etc. then the necessary taxes must be collected to finance welfare.

1.5.1    Health care, education and social services

        Since taking office in 1994, the Government has consistently given priority to health care, education and social services. Apace with the consolidation of public finances, increased resources have been made available to the local government sector. Moreover, the good growth means that the local government sector will receive a significant increase in tax revenue in the next few years.

        This year the central government grant to municipalities and county councils is SEK 16 billion higher than in 1996. As previously notified, the Government intends to increase the central government grant next year by an additional SEK 4 billion. In addition, municipalities and county councils in accordance with previous decisions will receive SEK 1.3 billion in both 1999 and 2000 through the SEK 200 in state income tax paid by all wage earners being transferred to the local government sector. At the same time, this means that SEK 21.3 billion will be provided for health care, school and social services.

Table 1.8    Increased resources for health care, education and social services

Billion kronor

	1997	1998	1999	2000	2001		2002
1997 Spring Fiscal Policy Bill	4	8	8	8	8		8
1998 Budget Bill			4	8	8		8
1998 Spring Fiscal Policy Bill		4	4	4	4		4
1999 Budget Bill			1.3		2		2
1999 Spring Fiscal Policy Bill				1.3	2		3
2000 Budget Bill					3	(1)

Total	4	12	17.3	21.3	27	(2)	25	(2)

Tax revenue compared with 1996(3)	-1	5	13	38	54		57

(1)
1 health care billion + SEK 1.3 billion for the SEK 200 + SEK 0.7 billion for special initiatives

(2)
This amount includes some financing for the introduction of a maximum child care charge and universal pre-school.

(3)
Due to the tax reduction for contributions paid by individuals, both tax revenue and central government grant are changed This has not been taken into consideration in the table for a fair comparison. Tax funds paid, excluding state tax of SEK 200.

        In 2001 the Government has announced that an additional SEK 4 billion will be made available to municipalities and county councils.

27

        The Government is now proposing that an additional SEK 1 billion be made available to the health care and social services sector already in 2001. In addition, it is now proposed that the SEK 200 in state income tax paid by all wage earners be transferred to the local government sector in 2001 as well, which would mean SEK 1.3 billion. Moreover, it is proposed that an additional SEK 0.7 billion be made available for the appropriation for special initiatives in municipalities and county councils. Accordingly, health care, education and social services will receive a total of SEK 27 billion more in 2001 compared with 1996. This amount includes some financing for a phased introduction of universal pre-school and a maximum child care charge.

        Health care, education and social services are given priority. Altogether, this provides good conditions for more jobs and increased quality for Swedish welfare.

        Due to the defence agreement, it is assessed that a total of around SEK 8 billion can be released for initiatives in the health care and social services sector from 2002-2004. Of these resources, an initial SEK 1 billion will be paid out in 2002, SEK 3 billion in 2003 and SEK 4 billion in 2004.

        Even if development in the local government sector is good, there is a group of municipalities and county counties that are falling behind. Many municipalities and county councils have economic problems due to outward migration, imbalance in age structure, continued high unemployment and low growth. These are external structural factors which it is largely not possible to affect but which are partially compensated for by the present equalisation system for municipalities and county councils. Special initiatives may be required for these municipalities and county councils.

        The Government has therefore set up a delegation to prepare matters concerning support to certain municipalities and county councils for measures to enable them to achieve financial balance. A part of the increased resources for special initiatives have been used previously in certain municipalities and county councils. The Government is now proposing that resources for this purpose be increased by SEK 700 million in 2001. In 2000 and 2001, they will total approximately SEK 4 billion.

        Many municipalities have financial problems despite having made their activity more efficient and have high taxes due to outward migration and large numbers of unlet apartments. A general increase in central government grant is, however, not always an effective way to support those municipalities and county councils with the greatest financial problems.

        Central government can never take over the responsibility that rests on local government to ensure that the will of the citizens is carried out regarding local government taxes and services. Tax revenue makes up around two-thirds of total revenue, the rest consisting of municipal fees and central government grants.

        Therefore, long-term increases in tax revenue that arise by growth and increased employment are more important for local government finances than increased central government grants. A good development of the Swedish economy means that local government revenue increases. An increased private employment contributes to a direct and strong reinforcement of the resources of municipalities and county councils. The good growth means that the tax revenue of municipalities and county councils is estimated to increase by around SEK 25 billion in 2000 and by a further SEK 16 billion in 2001.

        By grants to health care, education and social services, large amounts are redistributed over lifetime and between groups. The distribution policy report in Annex 4 takes up the distributional effects of public consumption.

        The results show that the resources distributed by public services contribute to a more even distribution. The resources are higher for persons with low economic standard than for the well-off. Women are favoured more than men in the public sector. Public services moreover redistribute income over life. A redistribution takes place from the well-off to the economically weak.

28

        The differences in making use of childcare among different groups have decreased during the 1990s. Childcare is still used to a somewhat greater extent by well-educated parents. Nevertheless, childcare subsidies that are financed by taxes entail a redistribution from well-off parents to those with low income. Pre-school activity stimulates and develops children. It makes it easier for parents to combine children, work and study. It is a policy for children's development, for work and equality of opportunity, for growth and justice that an increasing number of countries find of interest.

        The present child care charges entail problems, however. Charges that vary according to income and care time reduce the ability of many parents to influence their finances. It is often pays poorly for unemployed parents to start work, to take short-term work or to go from part-time to full-time work. The Government has therefore created a space for a phased introduction of universal pre-school and a maximum childcare charge.

        Knowledge and education are crucial in the new global economy for growth, employment and social justice. Education is the key to a long-term policy for justice and work. It is of great importance for the future wage, for development and the risk of unemployment. In order to correct the underlying reasons for an uneven distribution of income, a more even distribution of educational opportunities and knowledge is more effective than the subsequent redistribution of financial resources. An upper secondary school for all, more higher education places throughout the country, the special adult education initiative, and a reformed study grant system, contribute to giving everyone equal opportunities.

        These analyses show that the major initiatives have led to the gap in the number of years of education being markedly reduced in recent years. Sweden has a more even distribution of knowledge than most other countries. Educational subsidies for compulsory school and upper secondary school are fairly distributed. They are equally great for parents with differing incomes and social backgrounds.

        A major problem is that the uneven recruitment to higher education still remains. As a result, subsidies to higher education favour the children of parents with tertiary education and white-collar employees. This is partly compensated for by subsidies in labour market training and adult education favouring those with a lower level of education and lower income. Overall, however, children of person with less education receive somewhat lower educational subsidies than children of the well-educated.

        Social justice can never be achieved if the old and sick have to stand back, if their conditions of life deteriorate, and if health care favours those with ample means. There are some disturbing signs. The great differences in mortality rates and poor health between different social groups are not being reduced. Research indicates that the well-educated and those with high incomes now make more use of health care than others, which is the case even when taking into account differences in health.

        However, length of life is increasing and a number of indicators point to an improved public health. One of the fundamentals of life is the length of life, which is increasingly evenly distributed. Fewer people are dying prematurely. Subsidies for health care and care of the aged are considerably higher for those on low incomes than for the well-off. Moreover, there are indications that the need for public services is increasing due to the fact that the population of Sweden is growing older.

        The Government gives priority to a broad, long-term policy for social justice. It aims both at an even distribution and improvements for the most vulnerable. It includes citizens' basic conditions of life in a broad sense and an equalisation of economic resources. It gives considerable weight to a fair health care, education and social services of good quality.

1.5.2    Taxes for employment and social justice

        The surpluses in public finances are the result of a responsible and purposeful policy to save the welfare state. All citizens have had to bear heavy burdens when tax has been raised and savings made to save welfare.

29

        Concurrently with the positive development of public finances, space has been created to compensate a number of the measures in the consolidation that have also affected the most vulnerable groups. The levels of compensation in unemployment, parental and sick benefit have been raised to 80 per cent, pensions have been increased, special measures have been taken for the most poorly-off pensioners, child allowances have been increased and decisions have been made on further increases. Moreover, the special increased tax for those with higher incomes has been terminated in accordance with the Riksdag decision in autumn 1994. Adjustments have also been made in, for instance, property tax.

        As a consequence of the budget consolidation, the threshold for state tax has not been adjusted upwards at the rate originally intended and contributions paid by the individual have been increased for all wage-earners. Now that space has been created, the Government is therefore giving priority to reducing tax in such a way that it compensates wage earners for the individual contributions that will continue to be charged as they are now part of the new old age pension system. Wage earners should receive a refund on tax increases which is what the individual contributions in fact have been. This measure reduces the marginal taxes for those on low and medium incomes and has moreover a positive distribution profile as individual contributions are a heavier burden for those on low incomes than others.

        In order to further improve the distribution policy effects, the Government proposes to prolong the temporary tax reduction directed at those on low incomes in 2000. The intention is that this extension shall take place for the years thereafter. An alternative method for achieving a similar result can, however, be considered. The Government moreover proposes a reduction of property tax for 2000 for rented housing to 1.2 per cent.

        The proposal for reduced taxes favours the local government sector by increasing growth and local government tax revenue. The Government's proposal means that a quarter of individual contributions will not be deductible and at the same time compensated by a tax reduction. In this way, two effects will be achieved. A quarter of individual contributions will be neutralised for all those who pay at the same time as local government tax revenue increases. Central government grants for local government are being lowered to an equivalent extent. The result is neutral for local government.

        Moreover, the proposal means increased support for the work-first line by promoting the supply of labour and participation in the labour market, which further increases employment and growth. When incomes increase, the tax revenue of municipalities and county councils also increase as a result.

        In order to avoid a compensation for individual contributions meaning that more wage earners will pay state income tax, it is proposed at the same time that the band threshold for state income tax be increased. In the longer term, the band threshold should perhaps be increased so as to comply with the goal of 15 per cent of taxpayers paying state income tax.

        During the spring, the Government has held discussions with the other Riksdag parties in order to investigate whether the conditions exist for a broad based future tax reform. The Government intends to continue the tax discussions in the autumn to strengthen justice and growth in Sweden within the framework of a continued responsible budget policy.

Green tax swap

        The process of relating the tax system to the environment is continuing. The first steps in a green tax swap were taken in conjunction with the tax reform in 1990-1991. The Government is now proposing a further step in a green tax swap. It is proposed that diesel tax be increased from 1 January 2000 by 25 öre, electricity tax by 1 öre and nuclear power tax by 0.5 öre. This provides increased tax revenue to the order of SEK 1.7 billion.

30

        These increased resources are used for two purposes. Partly for tax reduction in conjunction with individual increase in skills in working life, and partly to put agriculture on an equal footing with industry for tax purposes.

        Sweden is then taking a further step towards structuring the changeover to an ecologically sustainable society.

        The Government is proposing in a special bill a change in benefit taxation of environmental cars in order to facilitate the introduction of new fuels and new technology in cars. Furthermore, vehicle tax is being increased for buses and coaches, as previously announced in the transport policy bill. In this way, more neutral relations of competitions between different modes of transport are achieved.

        Work is in process in the Government Offices aiming at an overall reform of energy taxation. This work has its starting point in the draft produced in the Tax Swap Committee's report. The environmental control effects of energy taxation are an important aspect of work. Due to this work, energy taxation will be discussed in the ongoing tax discussions between the Government and the Riksdag parties.

Tax policy for entrepreneurship

        A number of measures are proposed to stimulate entrepreneurship in Sweden. The possibilities for making provision to reserves are being increased by the ceiling for deduction for accrual reserve deposits being increased from 20 to 25 per cent of the income for limited companies and other legal entities. For sole traders and partners in partnerships, the ceiling is to be increased from 25 to 30 per cent. Moreover, the period of deposit is being extended from five to six years. Energy taxation for agriculture is being put on the same footing as other industry. It is proposed that the majority of the so-called stop rules for close companies be abolished.

        The coupon tax for dividend on business-related shares for foreign owners is to be abolished from 1 January 2000 so as not to put foreign investors in Sweden at a disadvantage compared to investment in other countries. The Government also intends to propose a relief in taxation of foreign experts. During the autumn, the Government will propose that the penalty fee for payment of customs be reduced. The rules for taxation of close companies, the so-called 3:12 rules, will be reviewed.

        Sweden actively supports the efforts to combat harmful tax competition, i.e. to counteract that countries offer special tax benefits to attract businesses from other countries alongside the ordinary tax system. Within the EU, Sweden has contributed to so-called code of conduct has been adopted for corporate taxation. Furthermore, at Swedish initiative, an operational co-operation has been established in the tax area between the Baltic countries and Norway. The intention is to try to improve tax control in the region by co-ordination.

1.6    Distribution effects

        Sweden has a more even distribution of income than almost all other countries. Children in Sweden have a better relative standard than in most other countries. The proportion of households with a weak economy is relatively low. The older have a comparatively good economic standard.

        However, during the 1990s, income gaps have continued to increase. The financially well-off have received a greater share of disposable income. More have low income and need social security grants.

        Similar tendencies exist in many other countries, for instance in Norway and Finland. Globalisation, technical changes, and increased competition create new distribution problems. Those with higher education have work and increasingly high wages. Persons with shorter education and lack of occupational experience risk needing social welfare payments in the long term.

31

        The increased spread in market incomes has to date largely been compensated for by the social system and equalisation via the tax system. The Government's proposal on reduced taxes for those on low and medium incomes shall be seen in this light.

        The increased child allowances and study grants and the proposals for reduced taxes in 2000 have a favourable distribution profile. Altogether, especially households with a low economic standard benefit (diagram 1.6). The fifth of households with the lowest economic standard (decile 1 and 2) receive an increase in disposable income of over 2.6 per cent approximately while the fifth of the population with the highest standard (decile 9 and 10) have an increase of around 1.5 per cent. The proposal benefits women somewhat more than men.

Diagram 1.6    Change in disposable income, adjusted for no. of dependants as a result of increased child allowances and reduced taxes on 1 January 2000.

Diagram 1.7    Women and men. Change in disposable income

        However, distribution policy is not only about redistributing income by taxes and transfers. Too many people are out of work. They are excluded from the social community which work creates and lack financial independence.

        Now employment and growth are increasing. Household incomes and the quality of education, health care and social services are improving. However, it is still the case that almost every tenth person of working age receives their livelihood permanently through social transfers. A fair distribution can only be achieved when everyone works according to their ability. The long-term work of the Government to remove poverty gaps and reduce marginal effects is continuing. This is also important for a well functioning wage formation. Work and education shall pay better.

32

        The reduced unemployment provides a more even distribution of work income and better resources to support the poorest off. Increased employment is crucial for counteracting increased income gaps.

        The policy for justice is based on education, work and universal welfare. The conditions for people and life's risks are unevenly distributed. The market is not capable of making these more equal. Universal welfare gives everyone equal access to public services regardless of wealth, place of residence, and social background. This evens out the actual conditions of life. If everyone has good opportunities for good education, this provides an even distribution of knowledge. Needs, not financial circumstances, determine health care and social services. This evens out the conditions of life between the healthy and the ill or disabled. Ultimately, this concerns how life's basic values, length of life, health, knowledge, and thus opportunities for employment are distributed.

        Ultimately, it concerns both growth and social justice.

33

Summary of

expenditure areas

1 - 27

34

Area of expenditure

Area of expenditure

1	The Swedish political system
2	Economy and fiscal administration
3	Tax administration and collection
4	Justice
5	Foreign policy administration and international co-operation
6	Total defence
7	International development co-operation
8	Immigrants and refugees
9	Health care, medical care, social services
10	Financial security in the event of illness and disability
11	Financial security in old age
12	Financial security for families and children
13	Financial security in the event of unemployment
14	Labour market and working life
15	Study support
16	Education and university research
17	Culture, the media, religious organisations and leisure
18	Planning, housing supply and construction
19	Regional balance and development
20	General environment and conservation
21	Energy
22	Communications
23	Agriculture and forestry, fisheries, etc.
24	Business sector
25	General grant to municipalities
26	Interest on Central Government Debt. etc.
27	Contribution to the European Community

35

1 The Swedish political system

        This expenditure area includes expenditure for the Head of State, the Riksdag (Parliament) and its agencies, the Government, certain central government agencies and for the mass media. SEK 4.2 billion has been budgeted for this expenditure for 1999, of which SEK 2.3 billion is for the Government, SEK 1.1 billion for the Riksdag and its agencies, and SEK 0.7 billion for the mass media.

        No general goals have been set for this expenditure area since the activities included are so varied. An important objective for the Government Offices is to be an efficient and competent instrument for the Government to govern the country and carry out its policies. Sweden will hold the Presidency of the EU Council of Ministers during the first six months of 2001. Both the planning and implementation phase of the Presidency are to be given high priority in the Government Offices. Important objectives for media-related issues are for the state to support diversity and real opportunities for freedom of expression, to guarantee the independence of the media, and to ensure access to the mass media.

        With the intention of strengthening the Government's leadership and control of central government administration, enhancing the quality of preparation of Government business by the Government Offices, and preparing for and carrying out the Swedish presidency of the EU Council of Ministers in 2001, etc., it is proposed that the expenditure area be allocated an additional SEK 190 million in 2000 and SEK 190 million in 2001 in addition to the funds previously made available for this purpose. Other increases in the frame for the expenditure area for 1999-2001 mainly relate to a technical adjustment of the financing of group pensions in the state sector.

1 The Swedish political system

SEK 000s

A	Head of State	79.696
B	Riksdagen and its ombudsman	989.323
C	The Government etc.	2.648.366
D	Central government agencies	58.325
E	Media-related issues	684.873

	TOTAL	4.460.583

36

2 Economy and fiscal administration

        This expenditure area comprises a number of central government agencies, including the National Audit Office, the National Financial Management Authority, the Agency for Administrative Development, Statistics Sweden, the National Institute for Economic Research, the National Debt Office, the Legal, Financial and Administrative Services Agency, the National Quality and Competence Council, the National Fortifications Administration, Finansinspektionen (the Financial Supervisory Authority), the Deposit Guarantee Committee and the Premium Pensions Agency, among others. The costs for central government borrowing and loan management fall under this heading, and certain special financing and guarantee undertakings as well as the Parliamentary Auditors. SEK 1.7 billion has been budgeted for this expenditure area for 1999, of which SEK 889 million is for efficiency improvements and development of central government administration, SEK 751 for the financial system, SEK 49 million for special financing and guarantee undertakings, and SEK 19 million for the Parliamentary Auditors.

        Important objectives for the expenditure area are that central government administration is to take place in an efficient way and in the public interest. Central government finances and state property are to be managed and dealt with in as cost effective a way as possible. Official statistics and other statistical information shall contribute to increasing knowledge of the conditions, developments and other relations in Sweden. Agencies shall be offered high quality support. The financial system shall be efficient and meet both the need for stability and consumers' interest in good protection. Central government debt shall be managed so that the cost for the debt is minimised in the long-term at the same time as the risks in this management are taken into account. Administration and management of premium pensions shall be carried out cost effectively and for the benefit of the pension savers. The Government is carrying out extensive investigation work, inter alia on the direction of state financial management.

        The change in the expenditure frame compared with the 1999 Fiscal Policy Bill is mainly explained by new price and wage calculations and technical adjustment of the management cost appropriations for correction of compensation for premiums for group insurance. The increase in the expenditure area from 2001 to 2002 is explained by additional resources being estimated to be made available to the appropriation A7 Population and housing census in 2002, in accordance with the 1999 Spring Fiscal Policy Bill.

2 Economy and fiscal administration

SEK 000s

A	Efficient government administration	815.281
B	Agencies and boards	655.886
C	Temporary measures	83.700
D	The Parliamentary auditors	23.478

	TOTAL	1.578.345

37

3 Tax administration and collection

        This expenditure area includes the National Tax Board (RSV), the Tax Authorities (Tax Administration), and the Swedish Board of Customs. Approximately SEK 5.8 billion has been budgeted for this expenditure area in 1999, of which around SEK 4.7 billion is for the Tax Administration. A common goal for the agencies within this expenditure area is that the intended tax, customs and charge revenues are to be secured within the current framework of rules. The Swedish Board of Customs has furthermore the task of supervising transport into and out of the country in compliance with import and export regulations. The Tax Administration is also responsible for population registration and property taxation.

        Priority tasks for the tax authorities are to continue making operations more efficient, among other ways, by improved IT support. This includes the work of completing the development of the tax account system. Other initiatives to facilitate payment of tax and prevent tax avoidance and unintentional errors are to be given a high priority.

        The control, follow-up and evaluation of inspection activities are to be improved on the basis of the control policy laid down by the National Tax Board. The tax authorities shall work systematically to improve the conditions for working together with other countries to carry out tax inspections.

        The expansion of the tax fraud units shall continue.

        Narcotics control shall have top priority for the Swedish Board of Customs. Furthermore, activities directed against illegal import of spirits and tobacco will be given high priority. The Government also places great weight on the extensive work of development and efficiency improvements in customs operations, including new working methods, IT development, simplification of work and information. This requires investment in new technology and the development of skills. The various components support one another in the development of a modern, efficient and well-functioning customs operations.

        In accordance with the 1999 Spring Fiscal Policy Bill, savings of SEK 10 million are to be made at the Swedish Board of Customs in 2000.

3 Tax administration and collection

SEK 000s

A	Tax administration	4.794.591
B	Customs Office	1.127.027

	TOTAL	5.921.618

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4 Justice

        This expenditure area includes the police, the prosecution and court authorities, the legal aid scheme, the national prison and probation administration, the enforcement service, the National Council for Crime Prevention, the Criminal Victim Compensation and Support Authority, the National Board of Forensic Medicine, and the Swedish Gene Technology Advisory Board. SEK 21.9 billion has been budgeted for this expenditure area for 1999, of which approximately SEK 11.8 billion is for the police, approximately SEK 3.1 billion for the court authorities and around SEK 3.6 billion for the national prison and probation administration.

        The overall objective for the judicial system is the legal rights and legal security of the individual. The objective of penal policy is to reduce criminality and increase personal security. The work of reform of the system of justice is to be intensified. Important bases for this work are the citizen's perspective and inter-agency collaboration. Key components in this development work are issues relating to control, the development of skills and provision of staff. Penal policy is to be developed. Work is to be based on knowledge and imbued with a holistic view and humanism. The following areas are to be given priority. Modernisation of the judicial system is to continue with a view to increasing and safeguarding legal rights and to make the work of the judicial system more rational and efficient. This will improve the conditions for preventing and combating criminality and increasing security. The investment in crime prevention work and activity in neighbourhood police areas will continue with undiminished effort, in a spirit of solidarity, to improve the conditions for combating criminality that affects people in their everyday lives and affects their well-being and life quality. Support to victims of crime is to be reinforced. The ability of the penal system to deal with victims of crime in an adequate way is to be reinforced. In order to reduce reoffending, the resources of the prison and probation service are to be reinforced to develop prisoners' personal responsibility and to improve the preparations for release from prison during the period of imprisonment.

        The struggle against fraud and environmental crime are to continue and to be given improved conditions. Combating fraud and other cheating with EU funds is to be strengthened by the tasks of the EU Fraud Delegation being transferred to the Economic Crimes Bureau and a body should be established linked to the agency for issues relating to protection of community financial interests.

        The initiatives for combating cross-border criminality are to be reinforced. The preparations for Sweden's Presidency of the EU Council of Ministers in the first six months of 2001 provide opportunities for driving forward international co-operation.

        As in previous years, a large part of the judicial system's resources in the area of penal policy are used to prevent and combat the most serious criminality—crimes involving violence, in particular violence against women, crimes with racist, xenophobic, or homophobic components, economic crime and narcotics offences.

        As provided for in the 1999 Spring Fiscal Policy Bill, an increment of SEK 150 million will ll be made available to the expenditure area in three years from 2000.

        The Government intends to present proposals in the Spring Fiscal Policy Bill in 2000 on the additional incremental resources that are required for agencies to be able to fulfil the Government's intentions with regard to development of the judicial system.

4 Justice

SEK 000s

A	Police	12.047.628
B	Prosecution authority	945.930
C	Court system, etc.	3.358.956
D	Penal care	3.820.254
E	Enforcement service	1.341.739
F	Other activities of the legal system	1.152.596

	TOTAL	22.667.103

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5 Foreign policy administration and international co-operation

        This expenditure area comprises primarily the administrative expenses of the Ministry for Foreign Affairs, and the 106 missions abroad, contributions to certain international organisations, information about Sweden abroad, disarmament and security policy issues, and other foreign policy issues including strategic export control and information about Europe. SEK 2.9 billion has been budgeted for this expenditure area for 1999, of which approximately SEK 1.7 billion is for foreign policy administration, SEK 1 billion for contributions to international organisations and SEK 0.2 billion for other activities.

        The objective of this expenditure area is to safeguard Sweden's interests in its relations with other countries. Continued priority will be given to expanding regional co-operation around the Baltic Sea, EU co-operation, and the United Nations in 2000.

        The frame for the expenditure area has been adjusted for premiums for state group insurance and to take into account compensation for certain exchange rate changes. The frame for the expenditure area has therefore been increased by SEK 155 million compared with the assessment in the Spring Fiscal Policy Bill.

5 Foreign policy administration and international co-operation

SEK 000s

A	Foreign policy administration	1.899.889
B	International organisations	907.597
C	Information on Sweden abroad	70.816
D	Disarmament and security policy issues	58.788
E	Other foreign policy issues	46.303

	TOTAL	2.983.393

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6 Total defence

        This expenditure area includes military and civil defence, coastguard operations, committees and total defence activities (previously called support activities for military and civil defence). It also includes international peacekeeping activity with Swedish forces abroad, activities carried out by the Coastguard Authority and by the National Rescue Services Board for peacetime emergency services, certain committees and the National Inspectorate of Explosives and Inflammables. SEK 44.1 billion has been budgeted for this expenditure area for 1999, of which SEK 39.8 billion is for military defence, SEK 2.4 billion for civil defence, and SEK 1.9 billion for other activities.

        The present defence programme period covers the years 1997 to 2001. A security policy checkpoint was carried out in spring 1999 (Government Bill 1998:99/74), bet. 1998/99:FöU5, rskr. 1998/99:224, bet. 1998/99:UFöU1, rskr 1998/99:222). The Riksdag approved the Government's proposals that entailed a changed direction for total defence. The financial framework for each year in the next defence programme period from 2002 to 2004 shall be SEK 4 billion less than the frame for 2001. In addition to this, provision is made for an adjustment grant of SEK 3 billion in 2002 and SEK 1 billion in 2003. Moreover, provision is made for the special upward adjustment of the appropriation for acquisition of materiel, the so-called technical factor, from 2000.

        Against the background of the security policy checkpoint, a process of change has been initiated to adapt operations to the reduced financial frame. The Government intends to present a bill to the Riksdag in autumn 1999 which is to contain proposals for a restructuring of total defence.

        On 14 June 1999, the Riksdag approved the Government's proposal to provide an armed force as a Swedish contribution to an international peace force in Kosovo. As a part of the total financing, SEK 400 million will be made available to the expenditure area in 2000. From 2000, a new appropriation will be included in expenditure area C6, The National Inspectorate of Explosives and Inflammables. The frame for the expenditure area has been adjusted for the premiums for the state group insurance. The frame for the expenditure area has therefore been increased by SEK 1 792 million compared with the assessment in the Spring Fiscal Policy Bill.

6 Total defence

SEK 000s

A	Military defence	42.784.819
B	Total defence functions	1.868.358
C	Coast guard, etc.	1.040.285
D	Totalförsvarsgemensam verksamhet	955.152

	TOTAL	46.684.614

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7 International development co-operation

        This expenditure area includes international development assistance and co-operation with developing countries and Central and Eastern Europe. SEK 11.9 billion has been budgeted for this expenditure area for 1999, of which SEK 11.1 billion is for development assistance and SEK 0.8 billion for co-operation with countries in Central and Eastern Europe.

        The objective for Sweden's international development assistance is to increase the living standards of poor peoples. The Riksdag has established six objectives for development assistance: the promotion of economic growth, economic and political independence, economic and social equality, the development of democracy, sustainable use of natural resources and conservation of the environment, and equality of opportunity between women and men.

        A broad parliamentary review and continued modernisation of development co-operation are planned.

        The objectives for co-operation with Central and Eastern Europe are to promote a security community, deepen the culture of democracy, a socially sustainable economic transformation and to support an environmentally sustainable development. In addition, the Government has decided that all co-operation is to be imbued with an equality perspective.

        As announced in the 1999 Fiscal Policy Bill, the development assistance frame will be increased 0.72 per cent of GNI in 2000. This will be increased to the equivalent of 0.73 per cent of GNI in 2001 and to 0.74 per cent of GNI in 2002.

        Due to the changed means of computation in the national accounts, the revised growth forecast and a technical adjustment, the development assistance frame will increased by SEK 914 million compared with the 1999 Spring Fiscal Policy Bill. Settlements from the development assistance frame are changed by SEK 135 million compared with the 1999 Spring Fiscal Policy Bill. This means an increase in the development assistance frame of SEK 779 million since the 1999 Spring Fiscal Policy Bill.

7 International development co-operation

SEK 000s

A	International development co-operation	12.486.909
B	Co-operation with Central and Eastern Europe	750.000

	TOTAL	13.236.909

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8 Immigrants and refugees

        This expenditure area includes immigration and integration policy. As from 2000, it also includes initiatives for national minorities. SEK 4.3 billion has been budgeted for this expenditure area in 1999, of which SEK 1.8 billion is for immigration policy and SEK 2.5 billion for integration policy.

        The objective of immigration policy is to strive for migration to and from our country to take place in an orderly fashion, to safeguard the right of asylum, and to maintain controlled immigration. This is to take place in a way that is imbued with legal predictability, humanity and respect for the individual's human rights.

        The objective of integration policy is equal rights and opportunities for all regardless of ethnic and cultural background, a civic sense of community based on the diversity of society, and a development of society characterised by mutual respect and tolerance, and which everyone, regardless of background, shall be able to participate in and be commonly responsible for. Further objectives are to break down the social and ethnic segregation in the big city regions and to strive for equal living conditions for the citizens of these areas. According to Government Bill (1998/99:143), minority policy shall aim at providing protection and support for national minorities.

        In the area, priority is given to increasing the decision-making capacity in asylum cases and initiatives to break down segregation.

        As stated in the 1999 Budget Bill, asylum seekers from the Federal Republic of Yugoslavia and Iraq are still the largest groups. The crisis in Kosovo worsened in spring 1999. The actions of war that then broke out led to one of the largest refugee disasters in modern time. On 15 April 1999, the Government issued the Ordinance (1999:209) on Time-Limited Residence Permits for Certain Categories of Aliens. It came into force on 29 April 1999. Pursuant to this bill, Sweden received 3 865 persons from the vicinity of the province of Kosovo, within the humanitarian evacuation carried out in the auspices of UNHCR. In relation to the previous assumptions in the 1999 Budget Bill a large number of asylum seekers from the Federal Republic of Yugoslavia have remained in Sweden when they were granted time-limited residence permits by virtue of the aforesaid ordinance. The number registered in the Swedish Immigration Board's reception system will therefore be higher than previously calculated for 1999. The reason is primarily the long periods of stay in the reception system for asylum seekers from the Federal Republic of Yugoslavia.

        The major items of expenditure in the expenditure area are for reception of asylum seekers and central government grants to municipalities for refugees and certain relatives. During the years 2000 to 2002, these are expected to increase more than assumed in the calculations for the Budget Bill in 1999. This means also that an increase in appropriations for public counsels and outbound journeys for those expelled and refused entry.

        In order to enhance the efficiency of processing the increased quantity of cases, it is proposed that an additional SEK 30 million be made available to the Swedish Immigration Board and the Alien Appeals Board. It is proposed that Appropriation A3 Immigration policy measures be increased by SEK 15 million for initiatives for those returning.

8 Immigrants and refugees

SEK 000s

A	Immigration policy	2.164.563
B	Integration policy	2.727.999
C	Minority policy	8.000

	TOTAL	4.900.562

43

9 Health care, medical care, social services

        This expenditure area includes expenditure on medical care and social services as well as assistance to sector research. The county councils and municipalities are responsible for the largest share of total public expenditure on health and medical care and social services. Central government expenditure in this area only accounts for a minor share of total public expenditure on health and medical care and social services. The largest items of expenditure within the expenditure area are the grants for the medicine benefit, the costs of state assistance compensation and dental care assistance. Furthermore, it includes expenditure for most of the agencies under the Ministry of Health and Social Affairs, grants to organisations and various kinds of incentives and development grants in the social sphere. SEK 24.1 billion has been budgeted for this expenditure area for 1999, of which around SEK 17 billion is for health and medical care, SEK 6.6 billion for social services, SEK 0.4 billion for the National Board of Health and Welfare, and SEK 0.1 billion for support to research.

        The objectives for the expenditure area are to secure good health and good conditions of life, to ensure high quality health and medical care with efficient use of resources, meeting the needs of the individual for care, social services, support and service.

        The Government proposes that SEK 10.3 billion be moved in 2000 from expenditure area 9 Health care, medical care and social services to expenditure area 4 Justice. SEK 7.8 million of these funds shall be used to reinforce the work of the National Board of Forensic Medicine. Furthermore, in accordance with the proposals in the Alcohol Bill (Government Bill 1998/99:134), SEK 2.5 million of these funds shall be used to increase police activities against illegal alcohol. The funds are to be financed by cuts in the appropriations for National Medical Disciplinary Board, Alcohol and narcotic policy measures, and the National Institute of Public Health. Furthermore, the appropriation of the National Alcohol Board will be reduced to SEK 7 million in accordance with the proposals in the Alcohol Bill.

        As a result of the so-called defence agreement, a total of SEK 8 billion will be made available to health care and social services from 2002 to 2004. However, the Government makes the assessment that additional resources are needed for health care and social services. Against this background, the Government intends to propose that additional funds—SEK 1 billion—shall be made available to health care and social services before 2001.

        The Government intends later to present proposals in a special bill that entail that persons granted assistance grants prior to the age of 65 will be able to keep this payment after reaching the age of 65. The intention is to be able to present a bill in autumn 2000 so that the law can be changed from 2000/2001. Before a bill can be presented, however, the proposal must be examined in a working group or commission. Furthermore, negotiations must take place and agreement reached with the Swedish Association of Local Authorities. This can affect the time plan. SEK 150 million has been set aside preliminarily for this purpose in 2001 and SEK 200 million in 2002.

        The expenditure area increases by SEK 12 million in relation to the 1999 Spring Fiscal Policy Bill.

9 Health care, medical care, social services

SEK 000s

A	Health care and medical care	18.107.642
B	Social services	7.127.20
C	Support to research	127.390

	TOTAL	25.362.652

44

10 Financial security in the even of illness and disability

        This expenditure area includes two areas of activity, financial security in illness and disability and the costs of the social insurance administration, i.e. the National Social Insurance Board and the social insurance offices. The social insurance benefits provided in illness are daily allowances, such as sick pay, rehabilitation allowance, close relative allowance and certain occupational injury payments. This expenditure area also includes national basic pension and pensions supplement in the form of incapacity pension and disability allowance. As of 1999, the expenditure area includes expenditure for national supplementary pensions in the form of incapacity pension, occupational injury payments, costs for employment of certain persons with incapacity pensions, and compensation for physical injuries. The latter also includes the state personal injury cover for cases where injuries occur in the course of military activities.

        SEK 80.5 billion has been budgeted for this expenditure area for 1999, of which around SEK 5.4 billion is for social insurance administration. The difference between the outcome in 1998 and the appropriation for 1999 is explained by a number of changes. Due to the old age pension reform, the frame for the expenditure area was increased for 1999 and the following years. In addition, expenditure for national supplementary pension (ATP) in the form of incapacity pension and expenditure for occupational injury insurance is reported outside the budget for 1998. The appropriation A6 Compensation for physical injuries is reported in 1998 under Expenditure area 6 Total defence.

        The objective for the expenditure area is to provide financial security for the sick and disabled.

        The marked discrepancy between the funds appropriated for 1999 and the present forecast is primarily explained by the outcome for the appropriation A1 Sickness benefit and rehabilitation, etc. In 1999, expenditure for sickness benefit increased very greatly due to an increase in illness-related absence from work and the expenditure forecast has been successively revised. There are a number of factors that can be assumed to affect illness-related absence and thereby costs. In 1998 a number of reforms were carried out, which meant that the compensation level was raised from 75 to 80 per cent, the sick pay period was reduced from 28 to 14 days and the restrictive rules for supplementary payments from collective agreements were abolished. The costs of health insurance have increased as the labour force has increased and also varies with the level of economic activity and unemployment. The number of newly granted incapacity pensions has also fallen slightly.

        A commission is being appointed to deepen the analysis of why illness-related absence and the costs of sickness benefit have changed over time. In addition, the investigator shall clarify the links between the health insurance and incapacity pension scheme, and shed light on the effects on incapacity pensions in future of increasing absence due to illness. At the latest by May 2000, the investigator shall make proposals for concrete steps to reduce illness-related absence and to reduce expenditure in the health insurance system.

        At present, a proposal is being prepared in the Government Offices on new computation rules, the Basis for computation of daily payments—sickness pay, parental benefit, etc. (Ds 1999:19). Referral comments will be taken into consideration in this context.

        The expenditure frame for 2000 has been raised by SEK 5.6 billion in relation to the 1999 Spring Fiscal Policy Bill. Approximately SEK 1.5 billion of this amount is explained by the technical adjustment due to changed old age pensions. The remaining part is mainly explained by the greatly increased expenditure for sickness benefit during the year.

10 Financial security in the even of illness and disability

SEK 000s

A	Financial security in the event of illness and disability	86.988.376
B	Social insurance administration	5.482.093

	TOTAL	92.470.469

45

11 Financial security in old age

        This expenditure area includes the national basic pension for old age pensioners without national supplementary pension and pension supplement in the form of an old age pension. Furthermore, national supplementary pension and basic pension are included in the form of survivor's pensions to adults, housing supplement for pensioners and partial pensions. SEK 34.3 billion has been budgeted for this expenditure area for 1999, of which around SEK 11.5 billion is for old age pensions, around SEK 12.7 billion for survivor's pensions, and around SEK 9.8 billion for housing supplement to pensioners.

        The objective of the expenditure area is to provide financial security to the elderly and survivors. The Government considers it to be of great importance to give the elderly financial security which provides reasonable, basic consumption requirements and access to housing of a satisfactory standard.

        In connection with the transition to the new pension system, several committees of inquiry have been appointed and carried out work relating to the expenditure area, among others, the Survivor's Pension Commission, the Commission of Inquiry into the System of Income Assessment for Housing Supplements for Pensioners, and the Committee of Inquiry into the Transitional Guarantee Pension. These reports will provide a basis in 2000 and the following years for a number of changes that adapt the appropriations in the expenditure area to other parts of the reformed old age pension system. In conjunction with the decision to introduce the new old age pension system, it was also decided that some partial pensions would be wound up. As old age pensions are paid according to the new rules from 2001, no new partial pensions are to be granted.

        In order to compensate financially vulnerable groups for the increase in the high cost protection in the medicine benefit introduced in 1999 (Government Bill 1998/99:106), it was decided at the same time that pension supplement would be increased by SEK 509 per year for a pensioner will a full pension supplement.

        Compared with the level of appropriations in 1999, expenditure for 2000 and the following years is expected to fall slightly due to an increase in the number of pensioners with national supplementary pension and as fewer pensioners will then be entitled to pension supplement. For the same reason, the expenditure for housing supplement to pensioners will decrease.

        In relation to what was stated for 2000 in the 1999 spring fiscal policy bill, the expenditure area has increased by SEK 173 million, however, which is due to the aforesaid increase in pension supplement and a higher base amount assumption.

11 Financial security in old age

SEK 000s

A	Financial security in old age	33.618.800
	of which old age pensions, appropriation frame	10.826.000
	of which survivor's pensions for adults, appropriation frame	12.988.000
	of which housing supplement for pensions, appropriation frame	9.682.000
	of which partial pension, appropriation frame	122.800

	TOTAL	33.618.800

46

12 Financial security for families and children

        This expenditure area includes financial support for families and children, study assistance to upper secondary school pupils which is included in expenditure area 15 and housing allowances which are included in expenditure area 18. These benefits consist of child allowance, including the supplement for large families and extended child allowance, parental insurance, including pregnancy cash benefit, maintenance support, allowances toward the cost of international adoptions, child pensions in the form of national basic pension and national supplementary pension, and care grants to children with functional disabilities. SEK 39.9 billion has been budgeted for 1999, of which around SEK 16.7 billion is for child allowances, SEK 14.8 billion for parental insurance, and SEK 2.5 billion for maintenance support, SEK 20 million for allowances towards the cost of international adoptions, SEK 1 billion for child pensions, SEK 1.8 billion for care grants for children with functional disabilities and SEK 3.1 billion for pension rights to years spent looking children.

        The objective is to make more equal the living conditions between families with and without children, to support parents' ability to combine paid employment with parenthood, and to provide special financial support to families with children in vulnerable situations.

        The Government intends to appoint a special investigator to investigate the development of expenditure in maintenance support. The purpose of the inquiry is to examine whether it is possible to change the provision of grants in such a direction as to reduce marginal effects and reduce the number of poverty traps while retaining a well-targeted distribution policy.

        The Government intends to propose changed rules for supplementary grants for children living alternatively with separated parents. This proposal is expected to reduce expenditure on maintenance support by SEK 50 million per year. It is expected to be able to apply the proposal to maintenance support relating to the period after 30 September 2000. Saving on the appropriation in 2000 will thereby be SEK 12.5 million.

        At present, a proposal is being prepared in the Government Offices on new computation rules, the Basis for computation of daily payments—sickness pay, parental benefit, etc. (Ds 1999:19). Referral comments will be taken into consideration in this context.

        The Government proposes changes in parental insurance that entail that the level of benefit for parental allowance will be paid at an amount corresponding to the parents' sickness benefit for the 180 parental benefit days for birth of more than one child after the second child. This proposal is estimated to entail increased expenditure of a half million kronor in 2000.

        The Government proposes that child allowance be increased by SEK 100 per child and month from 1 January 2000. The Government intends to increase child allowance in 2001 by a further SEK 100 per month. The supplementary grant for families with three or more children is to be correspondingly adjusted upwards. This proposal is expected to entail increased expenditure of SEK 2 175 million in 2000.

        This represents an increase by SEK 1 288 million in relation to the statements made in the Spring Fiscal Policy Bill. The reason inter alia is a revised forecast for parental insurance.

12 Financial security for families and children

SEK 000s

A	Financial security for families and children	44.755.500
	of which general child pensions, appropriation frame	18.832.000
	of which parental insurance, appropriation frame	16.929.000
	of which maintenance assistance, appropriation frame	2.737.500
	of which grant for costs for international adoptions, appropriation frame	24.000
	of which child pensions, appropriation frame	985.000
	of which care grant for disabled children, appropriation frame	2.008.000
	of which pension entitlement for parental leave period; national old age pension, appropriation frame	3 240 000

	TOTAL	44 755 500

47

13 Financial security in the event of unemployment

        This expenditure area includes expenditure for unemployment insurance and wage guarantee payments. The appropriation expenditure for unemployment benefit also includes temporary retirement compensation and the generation switch. Until 30 September 1999, expenditure for the so-called more active use of the unemployment benefit was charged to the appropriation. SEK 33.9 billion has been budgeted for this expenditure area for 1999, of which around SEK 32.8 billion is for unemployment benefit, and over SEK 1.1 billion for wage guarantee compensation.

        The objective of the expenditure area is to facilitate and stimulate adjustment and thereby increase flexibility in the labour market.

        Prioritised issues in 2000 remain activity and adaptation during unemployment. A working group has been appointed to review certain issues in unemployment insurance at the Ministry of Industry. Its report shall be submitted at the latest by 28 September 1999. The working group has been instructed to produce proposals that ensure equal treatment of the unemployed in similar situations. The working group is to review the rules on the obligation to accept suitable work offered and to make proposals of what this means in the light of the basic requirement of the insurance of being available for work. The working group will further analyse functioning of the control function in unemployment insurance and make proposals for necessary improvements. The remit also includes reviewing supervision of unemployment insurance. In 2000, the Government intends to make proposals to the Government on changes.

        The level of expenditure is primarily affected by open unemployment with regard to expenditure for unemployment insurance and the number of bankruptcies with regard to the expenditure for wage guarantee compensation payments. Reduced unemployment has led to expenditure in the expenditure area falling during the past year. Forecasts for open unemployment have successively been revised downwards. However, expenditure is not expected to reduce proportionally to unemployment. One reason is that the national old age pension contribution which is charged to appropriation Al Grants to unemployment insurance benefit has been increased by SEK 0.7 billion. Another reason may be that those ceasing to be unemployed are to a great extent unemployed persons with a low or no benefit. In addition, new and improved means of calculation have been applied. The estimated expenditure for the expenditure area has been revised downwards by SEK 81 million in relation to the estimate in the 1999 Spring Fiscal Policy Bill. The estimated expenditure for the expenditure area has been revised downwards by SEK 1 344 million for 2000, SEK 1 810 million in 2001 and SEK1 296 million in 2002.

        Expenditure for wage guarantee compensation payments are made from the appropriation Grants to wage guarantee payments.

13 Financial security in the event of unemployment

SEK 000s

A	Unemployment compensation	30.573.000
	of which unemployment benefits, appropriation frame	29.696.000
	of which grants for wage guarantee payment's, appropriation frame	877.000

	TOTAL	30.573.000

48

14 Labour market and working life

        This expenditure area includes labour market programme measures, the Labour Market Administration, the National Board of Occupational Safety and Health and other agencies, and research and development in the field of the labour market and working life. The area also includes certain expenses for Samhall AB's operations, matters relating to equality of opportunity, and to the state in its role as employer. SEK 48 billion has been budgeted for this expenditure area for 1999, of which around SEK 34.4 billion is for labour market, SEK 5.4 billion for working life issues, SEK 0.03 billion for equality issues, and SEK 8.1 billion for state employer issues.

        The objectives of labour market policy is to increase flexibility in the labour market, break the imbalances that exist in various labour market segments, assist persons with special needs and to prevent permanent exclusion from working life. The objective of labour market policy is to a good and developing work environment, equality of opportunity between women and men and that working life is characterised by integration and diversity.

        Within the expenditure area, priority in 2000 is given to measures to improve the mode of functioning of the labour market, and in this way to contribute to increased employment, and measures to improve the efficiency and targeting of forms of support directly at women and men with a work handicap. The Government is presenting a new structure as part of the work of simplifying the regulatory framework on the labour market. The Government intends to introduce a detailed proposal to the Riksdag in spring 2000.

        With the objective of counteracting bottlenecks in the labour market and reinforcing the work of the employment offices with corporate contacts, SEK 850 million has been made available to the National Labour Market Board (AMS) for temporary personnel reinforcements at the employment offices and labour market institutes during 1999. At the same rate as the situation on the labour market improves, these funds should be reduced. The Government proposes that SEK 700 million be made available to AMS in 2000.

        In relation to the statements made in the Spring Fiscal Policy Bill, the frame for the expenditure area has been adjusted upwards in 2000 by SEK 657 million, which is mainly explained by changed calculation of national old age pensions, and an increase in the appropriation A4 The European Social Fund, etc.

14 Labour market and working life

SEK 000s

A	Labour market	32.906.873
B	Working life	5.434.955
C	Equal opportunities	30.414
D	The state in its capacity of employer	7.757.800

	TOTAL	46.130 042

49

15 Study support

        This expenditure area consists of study assistance to upper secondary pupils in the form of study grants, boarding allowances, etc., study aid and various forms of adult study support. SEK 22.4 billion has been budgeted for this expenditure area for 1999, of which SEK 10 billion is for study aid, SEK 7 billion for special development grants and SEK 2 billion for special adult study support.

        Study support is an important part of educational policy and is to contribute to meeting the overall goals for the area. Study support should aid recruitment and thus contribute to a high participation in education. It shall moreover have an equalising effect between individuals and groups in the population and thus promote increased social justice.

        Priority is given in the 2000-2002 budget period to an increase in study aid by SEK 100 per month from the year 2000 and a further SEK 100 from 2001.

        In relation to the frame previously decided for 2000, a reduction of SEK 1 155 million is proposed, due to an unchanged deduction principle for taxes on study support. The expenditure frame is also affected by expenditure for national old age pension contributions increasing by SEK 294 million, and an anticipated slight reduction in the demand for adult study support.

        Later in the autumn, the Government will propose a reformed integrated study support system which is intended to come into effect in 2001.

        The budget proposal for 2000 is further based on the ongoing investment in adult education and the expansion of higher education presented by the Government in the Spring Fiscal Policy Bill (see expenditure area 16). This means that the volume of study aid will successively increase.

15 Study support

SEK 000s

A	Study support	20.981.447

	TOTAL	20.981.447

50

16 Education and university research

        This expenditure area includes education and childcare, adult education, qualified vocational training, higher education and research, and central government agencies in the sphere of responsibility of the Ministry of Education. SEK 29.1 billion has been budgeted for this expenditure area for 1999, of which around SEK 6.8 billion is for child care, schools and adult education, SEK 19.5 billion for universities and higher education, etc. and SEK 2.2 billion for national and international research resources.

        When calculating the frame for the expenditure area, financial resources have been set aside for the phased introduction of a universal pre-school and a maximum charge in pre-school and school childcare from 2001.

        The number of places in the special adult education initiative is to remain at the same level as in 1999 up to and including the first half of 2002. This means that the previous planned expansion will not take place. During the latter half of 2002, the special adult education initiative will continue at a lower level. During 2000, the Government intends to present a proposal to the Riksdag for the period after 2002, after having obtained the opinion of the parliamentary committee on the special adult education initiative.

        The fact that the previously planned expansion of the special adult education initiative will not take place will enable savings of SEK 1.1 billion to be made in the Ministry of Education's area from 2000, partly in expenditure area 15 Study support and in expenditure area 16 Education and university research.

        The Government announced in the 1999 Spring Fiscal Policy Bill that the expansion of undergraduate education at universities and other tertiary institutions would continue after 2000. Funds are estimated for 10 000 new higher education places from 1 July 2001 and a further 10 000 places from 1 July 2002. In this bill, the Government is making proposals on the distribution of new places within the financial frame stated in the Spring Fiscal Policy Bill. The main part of these places will be on science and technical courses. It is further proposed that some of these places will be allocated to medical and care courses and humanities and social sciences courses. Special attention should be given to educational requirements in the field of IT and multidisciplinary courses in the areas mentioned.

        The investment in research and postgraduate education will continue to contribute to a high level of knowledge and skills in Sweden. In the 1999 Spring Fiscal Policy further resources were announced for appropriations for basic research and postgraduate education totalling SEK 779 million for the period 2000 to 2002. The Government is making proposals in this bill for distribution of a smaller part of these funds primarily to the new universities in Karlstad, Vaxjo and Örebro. The allocation of the remaining part of these additional funds will be announced in the research policy bill that the Government intends to submit to the Riksdag in 2000.

        The frame for the expenditure area for 2000 has been increased due to technical adjustments relating to a changed financing principle for the national group insurance (SEK 1 590 million) and due to the special initiative for schools in big city areas (SEK 45 million).

16 Education and university research

SEK 000s

A	Child care, schools and adult education	7.003.202
B	Universities	22.711.752
C	Higher education agencies	487.196
D	National and international research resources	2.310.004
E	General sector purposes	60.434

	TOTAL	32.572.588

51

17 Culture, the media, religious organisations and leisure

        This expenditure area includes general cultural activities, support to general education, youth issues and matters relating to popular movements and sport. SEK 7.5 billion has been budgeted for this expenditure area for 1999, of which around SEK 4.3 billion is for culture.

        The most important objectives in the area of culture are safeguarding freedom of expression, participation in cultural life, promoting cultural diversity and artistic renewal, the safeguarding and use of the cultural heritage, promoting educational efforts, promoting the conditions of life and participation of young people, and encouraging participation in various kinds of popular movements and associations.

        Within the expenditure area, priority will be given in 2000 among other things to initiatives to continued efforts to strengthen literature and reading, measures to improve conditions for artists, and for the democratic function of the cultural heritage and the cultural heritage of Swedish industry. Valuable Swedish film production shall be maintained and developed and a broad distribution and showing of Swedish films shall be promoted. Continued priority will be given to work in architecture, and design. Culture as a development factor and film and media issues will be given prominence. The goal and approach of a national youth policy and a national sports policy have been presented and will be given priority in continued work.

        SEK 10 million will be made available as a one-time payment in 2000 for general public education.

17 Culture, the media, religious organisations and leisure

SEK 000s

A	General cultural activities	299.762
B	Theatre, dance and music	1.416.545
C	Libraries, literature and cultural magazines	234.108
D	Art and other forms of art handicrafts	92.677
E	Remuneration and grants to artists	262.220
F	Archives and records	308.764
G	Cultural environments	416.435
H	Museums and exhibitions	1.007.609
I	Film and media	239.128
J	Research	36.813
K	Religious organisations	53.250
L	Popular organisations	2.570.556
M	Youth issues	110.488
N	Popular movements and sport	522.131

	TOTAL	7.570.486

52

18 Community planning, housing supply and construction

        This expenditure area includes the planning, construction and housing sector, geotechnological issues, county administrative boards, regional self-government bodies, land surveying activities, and support to ecological adjustment and development. SEK 20.5 billion has been budgeted for this expenditure area for 1999.

        The objective for the expenditure area is to create the prerequisites for all to live in good housing and a stimulating and secure environment in an ecologically sustainable framework in equal and fitting living conditions. Furthermore, planning and construction shall be based on ecological sustainability. Support to municipalities for an investment programme shall contribute to the changeover to a sustainable society.

        Work on supporting development towards ecological sustainability is to be given priority. Continued efforts are to be made for an environmentally and healthy construction and housing. Work on reducing housing costs and removing obstacles for an increased housing construction shall continue. The National Land Survey is continuing work with guaranteeing economic balance and a rational property parcelling.

        Expenditure for interest subsidies will continue to fall if the present interest rate level persists. In the longer term, expenditure will, however, increase as new grants are provided.

        Losses in the credit guarantee system for housing are assessed to have culminated and are expected to be lower than estimated in the 1999 Spring Fiscal Policy Bill provided that the forecast interest rate level continues. The assessment is based on a forecast model which has been worked out by the Housing Credit Committee during the year.

        The introduction of the grant for housing investments that promote ecological sustainability will be postponed for a year to 2001. This postponement shall be viewed in combination with the proposed extension of local investment programmes for ecological sustainability by a year.

        The state interest assistance for repair and maintenance (RBF assistance) will not be paid until 2000.

        Additional municipalities have received local government grants in spring 1999 for the Government local investment programme initiative. The investments that are given support are regarded as entailing tangible effects on the environment and leading to new jobs, especially in the construction and plant sector. According to estimate from the municipalities, a gross total of around 11 500 new annual jobs will be created between 1998 and 2001 through the decisions made to date.

        The time period for the local investment programmes has been extended by the funds for the period 1999-2001 being made available at a total of SEK 1.2 billion to 2002. In this way, around 40 municipalities are expected to obtain support for local investment programmes.

        The construction and management of buildings is to be developed for increased resource efficiency and ecocycle solutions. Building research has therefore received incremental resources of SEK 50 million per year for a three-year period through a corresponding reduction of the appropriation for local investment programmes, SEK 13 billion is taken from building research up to and including 2000 as responsibility for activities at the Department of the Built Environment have been transferred to the University College at Gävle.

        The Government proposes that more be given the possibility to obtain support for measures against damp and mould. This takes place by the removal of the loan excess.

        The reduction of the frame for 2000 by around SEK 0.7 billion compared with the Spring Fiscal Policy Bill, is primarily explained by a reduction of the appropriation of the appropriation for the Housing Credit Committee's guarantee activities.

53

18 Community planning, housing supply and construction

SEK 000s

A	Planning, construction and housing	11.560.983
B	Geotechnology	24.078
C	Country administrative boards, etc.	1.819.442
D	Land survey and real estate data	424.476
E	Support for ecological adjustment and development	1.763.089

	TOTAL	15.592.068

54

19 Regional balance and development

        This expenditure area includes, among other things, various forms of regional policy enterprise assistance, and funds at the disposal of the county administrative boards, self-government bodies and the Swedish National Board for Industrial and Technical Development for regional project activities, as well as part of the Swedish co-financing of the EC structural programme. The expenditure area also includes payments from the EC regional fund and funds for the National Rural Development Agency (GBV) and the Swedish Institute for Regional Research (SIR). SEK 2 743 million has been budgeted for this expenditure area for 1999, of which SEK 950 million is for the appropriation for regional policy measures, and SEK 782 million for payments from the EC regional fund for the period 1995-1999.

        The objective for regional policy is that it shall create the prerequisites for sustainable economic growth, social justice and freedom of choice so that equivalent living conditions are created throughout the country. The goal of the expenditure area is that activity is to facilitate the development of the business sector in areas given priority in regional policy in order to meet the goals of regional policy. The expenditure area is often called "small-scale" regional policy.

        The "large-scale" regional policy includes measures of regional policy significance within other areas of policy. This policy is of fundamental importance for regional development.

        In the expenditure area, priority is to be given to continuing the work of increasing co-ordination and the effectiveness of measures to increase better balance and growth in vulnerable regions and to reinforce regional policy initiatives within the "large scale" regional policy. Furthermore, priority is to be given to concluding the current structural fund period so that Sweden inter alia shall have the full benefit from the return flow of EU structural funds. Importance will also be placed on the establishment and start of the new structural fund programmes and in introducing an organisation that works efficiently from the beginning of the programme period, which covers the period from 2000 to 2006. The implementation of the growth agreements in regional industrial policy will mean that available growth-promoting resources inter alia in regional policy and in the EU structural fund programme will be co-ordinated to produce a greater effect on growth and employment. Furthermore, the parliamentary committee appointed by the Government will make proposals at the latest by 31 August 2000 on the future direction and form of Swedish regional policy.

        In the 1999 Fiscal Policy Bill the Government made the assessment that the financial frame for 2000 should total SEK 2 675 million. According to the Government, the average frame shall now amount to SEK 3 310 million, mainly due to a proposal that a new appropriation be created reporting payments from the European regional development fund for the programme period 2000 to 2006.

19 Regional balance and development

SEK 000s

A	Regional balance and development	3.310.433

	TOTAL	3.310.433

55

20 General environment and nature conservation

        This expenditure area includes matters relating to biological diversity and nature conservation, decontamination and restoration of polluted areas, air and water conservation, waste management, car exhaust issues, environmental protection, environmental and ecocycle research, chemical control, radiation protection, nuclear safety and safety issues related to nuclear power and international environmental co-operation. SEK 1.6 billion has been budgeted for this expenditure area for 1999, of which around SEK 1.4 billion is for conservation, and SEK 0.2 billion for radiation protection and nuclear safety.

        The most important objectives in the expenditure area are to protect people's health, to preserve biological diversity, promote long-term good management of natural resources, and to protect the natural and manmade landscape.

        Future environmental work is based on the environmental code that came into force on 1 January 1999. Another important foundation is the new structure for environmental work with fifteen environmental quality goals that the Riksdag adopted in spring 1999 (Government Bill 1997/98:145, bet. 1998/99:MJU6, rskr. 1998/99:183). In order to achieve the environmental quality goals, the Riksdag intends later to submit proposals to the Riksdag on new subgoals and strategies for action and economic consequence analyses during autumn 2000.

        Within the expenditure area, priority is given in 2000 to the safeguarding of biological diversity by a greatly increased protection for valuable natural areas, primarily forest areas, environmental research, decontamination and restoration of polluted areas, and work on environmental issues in the EU.

        As stated in the 1999 Spring Fiscal Policy Bill, the Government proposes a further reinforcement of the protection of valuable natural areas. This includes protecting biological diversity by making funds available for further land purchases and maintaining a sufficient level of activity in liming acidified lakes and water courses. In relation to the proposals in the Spring Fiscal Policy Bill, it is proposed that an additional SEK 20 million be made available for liming, pending circulation for comment of the National Environmental Protection Agency's national plan for liming of lakes and watercourses. Furthermore, it is proposed that resources be increased for decontamination and restoration of polluted land and water areas.

        The Government also proposes in accordance with the statement made in the Spring Fiscal Policy Bill that incremental resources be made available for the expenditure area for environmental research, in particular environmental impact research and environmental toxicological research. This research inter alia makes available documentation for environmental quality norms which can be introduced pursuant to the Environmental Code. Furthermore, a new one-off appropriation is proposed in 2000 to facilitate the changeover in an ecologically sustainable direction.

20 General environment and nature conservation

SEK 000s

A	Environmental protection	1.460.953
B	Radiation protection, nuclear safety, etc.	260.418

	TOTAL	1.721.371

56

21 Energy

        This expenditure area includes measures to adapt and develop the energy system, and measures to promote the development of efficient energy markets. SEK 1.7 billion has been budgeted for this expenditure area for 1999, of which around SEK 0.1 billion is for the changeover and development of the energy system.

        The most important objectives in the expenditure area are to safeguard short and long-term access to electricity and other energy on competitive terms in order to promote a good economic and social development in Sweden, to create conditions for an efficient use of energy and a cost-effective Swedish energy supply with low negative impact on health, the environment and the climate, and to facilitate adjustment to an ecologically sustainable society.

        Within the expenditure area, priority will be given in 2000 to the continued investment in the energy policy programme adopted by the Riksdag (Government Bill 1996/97:84, bet. 1996/97:NU12, rskr. 1996/97:272). This investment amounts to a total of over SEK 9 billion and will continue until 2004. The major part of these measures includes measures aiming at greatly reducing the costs of new and more efficient technology by development and demonstration. The goal is to increase the production of electricity and heating from renewable sources of energy over the next ten to fifteen years and to develop commercially viable technology for more efficient energy. A first evaluation of the energy policy programme has taken place and the main conclusions will be presented in the annex to expenditure area 21.

        According to the guidelines for energy policy, a reactor at the Barsebäck Plant was to be decommissioned before 1 July 1998. The Supreme Administrative Court decided on 14 May 1998 to stop the Government's decision on decommissioning the first reactor pending a legal decision. On 16 June 1999, the Supreme Administrative Court announced that the decision would be upheld. The licence to operate the nuclear power reactor Barsebäck 1 will not terminate before the end of November 1999, however. The second reactor at Barsebäck shall be decommissioned before 1 July 2001. A condition for closure of the second reactor at Barsebäck is that the loss of electricity can be compensated for by the supply of new electricity production and reduced use of electricity, however. The energy policy programme therefore includes measures to stimulate use of renewable kinds of energy and a more efficient use of energy over a five-year period.

        The supply licence system for electricity terminates on 1 November 1999. As a consequence of this, SEK 250 million has been set aside for 2000 to cover the costs of support to suppliers of small-scale electricity production during a transitional period. The Government intends to present a long-term solution for the small-scale suppliers during 2000.

        In relation to the amount estimated for 2000 in the 1999 Spring Fiscal Policy Bill, the frame has thereby increased by SEK 250 million.

        The appropriation amount has been redistributed over time. Altogether SEK 420 million has been withdrawn from the appropriation during 1999 and 2000 while the volume of the expenditure area has been increased in both 2001 and 2002 by SEK 210 million.

21 Energy

SEK 000s

A	Statliga myndigheter och verk	113.768
B	Adaptation and development of the energy system	1.331.758

	TOTAL	1.445.526

57

22 Communications

        This expenditure area comprises highway and track maintenance, road and rail transport, shipping, aviation, postal communications, telecommunications and general information technology issues. Sector research and environmental issues are also included in the expenditure area. SEK 25.5 billion has been budgeted for this expenditure area for 1999, of which around SEK 22.9 billion is for roads and railways.

        The goal for transport policy is to ensure an economically efficient and long-term sustainable provision of transport for the public and the business sector throughout the country. The overall goal consists of the sub-goals: an accessible system of transport, a high transport quality, safe transport, a good environment and a positive regional development.

        A further goal is that individuals and agencies in different parts of the country shall have access to efficient telecommunications, and that there shall be a good quality postal service throughout the country so that all can receive letters and parcels.

        The Government notes that the traffic safety goal of at most 400 persons killed in traffic by the year 2000 will probably not be met. Within the expenditure area, priority will be given in 2000 to continued work to improve transport safety. Due to the difficulties in achieving the transport safety goal, around SEK 400 million per year will be made available each year from 1999 to 2003 to be redistributed from the National Road Administration and sector tasks to physical transport safety measures. In spring 1999 the Government presented an eleven-point programme for increased transport safety. Priority is also to be given to measures to maintain the standard of the highway network and to catch up with some areas of neglected maintenance. Measures that contribute to an ecologically sustainable transport system and a transport system adapted to the needs of the disabled will also be given priority.

        The importance of the infrastructure for growth has been clearly underlined in the draft growth agreements submitted to the Government in the spring. According to the Government therefore, it is important to be able to carry out the adopted 10-year infrastructure plans, however with some time lag.

        The Government considers that the state has a role in information technology with regard to accessibility, the regulatory framework, the prerequisites for good competition, and training and skills. The Government intends to take continuous initiatives in the area and it is planning to submit an IT bill at the beginning of 2000.

        On 1 July 1999, Rikstrafiken started its activities. The new agency shall inter alia strive to develop and co-ordinate interregional public transport. Rikstrafiken shall also be responsible for public procurement of interregional public transport which is justified for reasons of transport policy and which is not run in the auspices of the principal transport providers, and where there is no basis for commercial operation.

22 Communications

SEK 000s

A	Infrastructure	23.171.160
B	Shipping and air transport	633.660
C	Post and telecommunications	558.690
D	Swedish State Railways, public transport and public service procurement	738.550
E	Communications research and meteorology	430.380

	TOTAL	25.532.440

58

23 Agriculture and forestry, fisheries, etc.

        This expenditure area consists primarily of agriculture and market gardening, fisheries, reindeer husbandry, animal protection and animal health care, foodstuffs control, some education and research, and the forest industry. SEK 12 billion has been budgeted for this expenditure area in 1999, of which 60 per cent of the amount is financed by the EC budget. The main part of the EC support relates to mandatory measures such as area grants, livestock grants, intervention and export grants, which are wholly financed by the EC budget. In addition, there are partially financed assistance and grants which require national cofinancing. These include environmental payments, support to less-favoured areas, and structural assistance.

        The expenditure area is dominated by the EC common agricultural policy the goals of which are formulated in the EC treaty.

        The most important objectives in the expenditure area are to strive for a reformed common agricultural policy and fisheries policy, sustainable production of safe foodstuff of high-quality for increased environmental compatibility, employment, regional balance and sustainable growth, a production of safe high quality food, and to strengthen the consumer perspective, to maintain a good state of health among livestock, to safeguard the natural and cultural agricultural environment, and to keep the negative environmental impact of agriculture to a minimum. Within the expenditure area priority will be given in 2000, among other things, to competitive foodstuff protection taking into account environmental and animal protection concerns, for the benefit of the consumers, a reform of the common agricultural policy with continued market adaptation and implementation of the new rural programme, preparation for reform of the common fisheries policy, and implementation of the new structural fund programme for fishing, and ensuring the safety of food and other measures to strengthen the consumer perspective in the food area. Furthermore, priority is given to an improved supervision of animals, and a good state of health among animals for the benefit of people, as well as research and development, inter alia within the area of plant genetic resources.

        The expenditure area for 2000 will be reduced compared with the assessment made in the 1999 Spring Fiscal Policy Bill. This reduction is primarily caused by payment of area compensation from 2000 being deferred from November to the following January.

23 Agriculture and forestry, fisheries, etc.

SEK 000s

A	International co-operation	37.089
B	Agriculture and market gardening	7.119.310
C	Fisheries	196.404
D	Reindeer husbandry, etc.	100.238
E	Animal protection and health	282.390
F	Food policy	201.642
G	Education and research	1.395.565
H	Forest industry	393.689

	TOTAL	9.726.327

59

24 The business sector

        This expenditure area consists of business sector policy, technological infrastructure, competition issues, technical research and development, foreign trade, export and investment promotion, consumer issues, and other commitments. SEK 2.9 billion has been budgeted for this expenditure area for 1999 of which around SEK 0.8 billion is for business sector policy, around SEK 0.2 billion for technological infrastructure, around SEK 0.1 billion for competition issues, around SEK 0.7 billion for research and development, around SEK 0.6 billion for space activities, SEK 0.4 billion for foreign trade, export and investment promotion, and SEK 0.1 billion for consumer issues.

        Among the most important objectives are to improve the conditions for business and entrepreneurial activities, and to reinforce the driving forces for increased growth and employment, to contribute to increased knowledge and competence in the business sector to stimulate growth and renewal, to work for well-functioning markets with effective competition and that consumers should have a strong position in the market and by developing consumption and production patterns that contribute to long-term sustainable development.

        Increased growth requires both that there are more enterprises in Sweden and that those that already exist can expand. Above all, small and medium-sized enterprises are of key importance for increased growth and employment. A tax system that promotes growth is also crucial to favour entrepreneurship and expansion

        The work of simplifying regulations has been intensified during the year, inter alia by the establishment of the SimpLex group at the Government Offices. The burden on enterprises of providing information to agencies is to be reduced and agencies' information and service are to be improved. A review of central government initiatives for more, expanding enterprises has been initiated, of which a more effective supply of capital to small and medium-sized enterprises is an important part. The Competition Authority and the Agency for Administrative Development have been given the remit of analysing how competition has developed during the 1990s in the private and the public sector to produce proposals which strengthen competition and the position of consumers. Priority is to be given in 2000 to initiatives for small and medium-sized enterprises. The need to remove obstacles and carry out simplifications for these enterprises is of key importance.

        Resources have been set aside for securing and developing access to technology and the transmission of knowledge from inter alia institutions of higher education to small and medium-sized enterprises. Furthermore, the previously announced programme for the development of small enterprises (Government Bill 1995/96:222) is being continued by SEK 180 million being made available in a special appropriation in 2000.

        Funds are set aside especially to promote trade by small and medium-sized enterprises. Furthermore, the Government intends to make special export initiatives in IT, technological development, export initiatives in IT, the development of technology and the environment, and to strengthen the position of Swedish businesses in the Baltic Sea region, and to improve the conditions for participation by Swedish enterprises in the development of the region's business sector. The Government has also set aside funds to promote exports, especially environmental exports

24 The business sector

SEK 000s

A	The business sector	888.277
B	Technological infrastructure	156.719
C	Competition-related issues	69.596
D	Technical research and development	1.273.356
E	Foreign trade, export and investment promotion	402.807
F	Consumer issues	123.039
G	Other commitments	69.519

	TOTAL	2.983.313

60

25 General grants to local government

        This expenditure area includes the major part of the central government grant to municipalities and county councils. SEK 103.5 billion has been budgeted for this expenditure area for 1999, of which around SEK 78.7 billion is for the general central government grant, SEK 21.3 billion for central government equalisation grants, SEK 2.6 billion for a temporary contributions to the tax revenue of municipalities and county councils in 1997 and around SEK 1 billion for special initiatives in certain municipalities and county councils.

        The objective of the expenditure area is to contribute to the greatest possible extent to creating good and uniform economic conditions for municipalities and county councils to achieve the national goals in different areas of activity. The increased central government grants aim at making it easier for municipalities and county councils to comply with the statutory requirement for financial balance in 2000 and at the same time provide scope for continued investment in the prioritised areas, education, health care and social services.

        The Riksdag has decided on additional funds to municipalities and county councils in the years 1997 to 1999 totalling SEK 16 billion. The Government proposes that the central government grant should increase by a further SEK 4 billion in 2000. At the same time, the general central government grant is being reduced by SEK 4.8 billion due to the Government's proposed tax reform. This means inter alia a reduction of the right to deduction for national pension contributions which increases the tax revenue of municipalities and county councils by an equivalent amount. The expenditure framework for 2000 is also affected by regulations following on from the Government's proposal on changes in vehicle tax for buses/coaches and changes in the equalisation grant following on from the tax reform.

        The Riksdag has decided that state tax of SEK 200 which is paid by all those liable to tax with earned income shall be local government income tax in 1999 and 2000.

        The Government has announced an increase in grants to municipalities and county councils for 2001 by SEK 2.3 billion. The grant excludes the SEK 1.7 billion that has been transferred to expenditure area 16. The Government now proposes that additional funds be made available to the local government sector in 2001 by the state tax of SEK 200 being treated as local government income tax this year as well and has announced that an additional SEK 0.7 billion will be provided to the appropriation for special initiatives as a one-off payment.

        As a result of the so-called defence agreement, a total of SEK 8 billion will be made available to health care and social services in the period 2002 to 2004. The Government makes the assessment, however, that there is a need of additional resources for health care and social services. In the light of this, the Government intends to propose that further funds—SEK 1 billion—be made available to health care and social services in 2001.

        Decided and announced incremental resources mean in relation to the level in 1996 thus a total increase in central government grants to municipalities and county councils of SEK 25 billion in 2002, not taking into account the adjustment that takes place arising from the tax reform. This amount includes funds which have been provided to expenditure area 16 for the phased introduction of a free pre-school and a maximum childcare charge from 2001.

25 General grants to local government

SEK 000s

A	General grants to municipalities and county councils	97.666.700

	TOTAL	97.666.700

61

26 Interest on Central Government debt

        This expenditure area includes interest on central government debt, unforeseen expenditure and the National Debt Office's commission costs in connection with lending and debt management. The expenditure area central government debt etc. is not included in the expenditure ceiling as the Government and the Riksdag can only influence this expenditure in the short-term to a very limited extent. SEK 84.6 billion has been budgeted for this expenditure area for 1999, of which SEK 84.5 billion is for interest on central government debt, SEK 0.1 billion for the National Debt Office's commission costs in connection with lending and debt management, and SEK 10 million for unforeseen expenditure.

        The goal for central government debt management, is that the debt is to be managed in such a way that the cost of the debt will be kept to a minimum in the long-term at the same time as the risks associated with this management are taken into consideration. This management shall take place within the framework of monetary policy requirements.

        The size of interest expenditure depends on a number of different factors. Of fundamental importance are the size of central government debt, current borrowing requirements, and the development of interest rates and exchange rates. These factors are decisive for interest expenditure viewed over a longer period of time.

26 Interest on Central Government debt

SEK 000s

A	Interest on Central Government debt	81.700.000
B	Unforeseen expenditure	10.000
C	The National Debt Office	100.000

	TOTAL	81.810.000

62

27 The contribution to the European Community

        This expenditure area includes Sweden's contribution to the EU budget. SEK 21.9 billion has been budgeted for this expenditure area in 1999. Expenditure for 2000 is estimated according to the Commission's budget proposal. This contribution may be changed in the course of the year due to the discrepancy between forecast and actual amounts of customs and import dues collected, the outcome of the EU budget in previous years, EU supplementary budgets, the rate of exchange and other adjustments to the contribution.

        Sweden's goal is to work for an efficient and restrained budget policy in the EU, to contribute to the application of the principle of subsidiarity in the budget area, and to give priority to issues such as collection and control.

        The annual EU budget is set within the framework of the budget plan for 2000-2006, the so-called financial perspective.

        The contribution has been revised in relation to the calculation presented in the 1999 Spring Fiscal Policy Bill. In the bill it was not possible to base the estimates on the EU budget document for 2000, which is now available. This adjustment gives rise to a new calculation of the contribution. Moreover, EU supplementary budget 1 for 1999 has been taken into account, which is at present under consideration by the EU budget authorities. In addition, the customary adjustment has been made due to new assumptions on the development of the economy.

27 The contribution to the European Community

SEK 000s

A	EC budget contribution	23.083.000

	TOTAL	23.083.000

63

Government Revenue 2000

SEK BILLION

Tax on income	425.9
Individuals	357.8
Local government tax	337.4
State tax	29.1
Tax on capital	8.9
Tax reductions etc.	-17.6
Corporations	64.0
Tax on profits	53.1
Earning tax	10.7
Tax reductions etc.	0.2
Other income taxes	4.1
Social insurance contribution	364.4
Employers' contribution	284.6
Self-employed charges	7.2
National pension contribution	63.0
Special wages tax	16.7
Reductions	-7.1
Property tax	35.3
Other taxes on property	23.1
Wealth tax	6.0
Inheritance and gift tax	1.9
Stamp tax	4.3
Tax on goods and services	260.7
VAT	176.6
Tax on tobacco	7.0
Tax on alcohol	10.4
Tax on energy	51.9
Advertising tax	1.1
Road tax	6.4
Custom duties	3.2
Others	4.1
General government revenues	1.086.3
of which local government tax	337.4
of which fees to old age pension system	147.5
of which central government accrued tax revenue	601.4
Municipal equalisation charge, etc.	15.7
Total tax revenue, cash basis	617.1
Other central government revenue	165.2
Central government budget revenue	782.3

64

2000 Government Budget summary

SEK BILLION

Area of expenditure
1	The Swedish political system	4.5
2	Economy and fiscal administration	1.6
3	Tax administration and collection	5.9
4	Justice	22.7
5	Foreign policy administration and international co-operation	3.0
6	Total defence	46.6
7	International development co-operation	13.2
8	Immigrants and refugees	4.9
9	Health care, medical care and social services	25.4
10	Financial security in the event of illness and disability	92.5
11	Financial security in old age	33.6
12	Financial security for families and children	44.8
13	Financial security in the event of unemployment	30.6
14	Labour market and working life	46.1
15	Study support	21.0
16	Education and university research	32.6
17	Culture, the media, religious organisations and leisure	7.6
18	Community planning, housing supply and construction	15.6
19	Regional balance and development	3.3
20	General environment and nature conservation	1.7
21	Energy	1.4
22	Communications	25.5
23	Agriculture and forestry, fisheries, etc.	9.7
24	The business sector	3.0
25	General grants to municipalities	97.7
26	Interest rate on Central Government Debt, etc.	81.8
27	Contribution to the European Community	23.1
	Take-up founds of expenditure	6.0
	Total areas of expenditure	705.3
	Total excluding interest on central government debt	623.5
	Old age pension system outside the state budget	140.0
	Expenditure subject on expenditure ceiling	763.5
	Budgeting margin	1.5
	Expenditure ceiling	765.0

65

General Government revenues and expenditures 2000

SEK 000s

	Central Government	Old age pension system	Local government	TOTAL konsoliderat*	Per cent of GDP*
Revenue	689.5	228.4	475.1	1.189.5	58.3
Taxes and charges	582.5	149.1	344.6	1.056.4	51.7
Central Government grants	45.0	49.6	86.5
Other revenue	62.0	29.6	44.0	133.1	6.6
Expenditure	705.4	185.0	460.1	1.147.6	56.2
Transfers r	287.2	139.0	47.4	461.1	22.7
Central Government grants	155.9	45.0	2.6
Consumption and investments	180.4	—	416.2	594.6	29.1
Interest expenditure	82.0	1.0	9.9	91.9	4.5
Financial balance	-15.9	43.4	14.5	41.9	2.1
Consolidated gross debt				1.199.5	58.8
Central government budget revenue	782.3
Central government budget expenditure	699.8
of which expenditure in expenditure areas	705.3
of which net leaning by the National Dept Office, etc.	-5.5
Budget balance	82.5
Central Government Debt	1.287.0

*
TOTAL consolidated: TOTAL minus transfers between different sectors.

Note: The table is arranged according to the presentation of general government finances in the National Accounts. This presentation differs in several ways from the one in the Government Budget Bill, with respect to both revenue and expenditure. Sweden's objective of a surplus refers to general government financial balance, as it is presented in the National Accounts. The financial balance is also the measure used in the EU when assessing the public finances of a Member State.

66

The Swedish Budget Bill of 2000

        This issue of the Swedish Budget presents a summary of the Government's budget proposals for the fiscal year 2000.

        The Budget Bill is a central political document, comprising Government guidelines for economic policy (the Budget Statement), all the Government's revenue and expenditure proposals, and its assessment of the economic situation internationally and in Sweden.

        This publication provides a translation of the main section of the Budget Statement and a summary of budget revenue and expenditure.

Ministry of Finance, Sweden
SE-103 33 Stockholm, Telephone int +46 8 405 10 00

Production: The Ministry of Finance and Information Rosenbad • Printing: the Printing Works of the Governent Offices, September 1999 •
Article Number Fi 99.037

Sweden's Economy

PROP. 1999/2000:1 APPENDIX 2

Sweden's Economy

Contents

Foreword		5
1 Introduction		5
1.1	Summary	5
1.2	Developments within Different Areas	10
1.3	Alternative Medium-Term Scenarios	19
Appendix The New National Accounts		21
2 International Developments		24
2.1	Developments in Europe	25
2.2	Developments in the United States	28
2.3	Developments in Asia and Latin America	29
2.4	Developments in Russia and the Rest of the Baltic Region	30
2.5	Swedish World Market Growth	30
3 Capital Markets		31
3.1	Global Developments	31
3.2	Developments in Sweden	33
3.3	Interest and Exchange-Rate Assumptions	36
4 Foreign Trade		38
4.1	Exports of Goods	38
4.2	Imports of Goods	41
4.3	Trade in Services	42
4.4	Current Account Balance	42
5 Business Sector Output		45
5.1	Manufacturing and Mining	45
5.2	Construction	46
6 The Labour Market		49
7 Wages		56
8 Inflation		59
9 Household Sector and Consumption Expenditure		63
9.1	Household Incomes	63
9.2	Household Consumption Expenditure	66
10 Gross Fixed Capital Formation		69
10.1	Business Sector Investment	70
10.2	Residential Investment	72
10.3	Stocks	74
11 General Government Sector		76
11.1	Consolidated General Government Sector	76
11.2	Central Government	81
11.3	Old-Age Pension System	83
11.4	Local Government	84

Tables

Table 1.1	Assumptions for the Forecast	11
Table 1.2	Selected Statistics	12
Table 1.3	Demand and Output	13
Table 1.4	Contribution to GDP Growth	16
Table 1.5	Components of Saving	16
Table 1.6	General Government Finances	18
Table 1.7	Labour Market Development at Different GDP Growth Assumptions	20
Table 2.1	GDP Growth, Inflation and Unemployment	27
Table 3.1	Balance of Payments	36
Table 3.2	Interest- and Exchange-Rate Assumptions	37
Table 4.1	Exports and Imports of Goods and Services	39
Table 4.2	Contribution to Export Growth	40
Table 4.3	Current Account Balance	43
Table 5.1	Business Sector Output	45
Table 5.2	Selected Industrial Statistics	46
Table 5.3	Construction	48
Table 6.1	Labour Market	49
Table 6.2	Employment in Different Sectors	51
Table 6.3	Labour Market Programmes	52
Table 6.4	Open Unemployment and Employment Ratio in Different Regions	55
Table 7.1	Hourly Wages	56
Table 8.1	Consumer Prices	60
Table 9.1	Household Disposable Incomes, Consumption Expenditure and Savings	64
Table 9.2	Contribution to the Development of Real Incomes	65
Table 10.1	Gross Fixed Capital Formation by Sector	69
Table 10.2	Other Business Sector Investment	72
Table 11.1	General Government Finances	76
Table 11.2	Taxes and Charges	78
Table 11.3	General Government Expenditure	80
Table 11.4	Calculation of the Direction of Fiscal Policy	81
Table 11.5	Central Government Finances	83
Table 11.6	Old-Age Pension System	84
Table 11.7	Local Government Finances	86

Diagrams

Diagram 1.1	GDP Growth	6
Diagram A.1	GDP 1985—2 Quarter 1999	23
Diagram 2.1	GDP Growth in EU, United States and Japan	24
Diagram 2.2	Business and Consumer Confidence in EU	25
Diagram 3.1	10 Year Government Bond Yields	31
Diagram 3.2	US Credit Spread 1999	32
Diagram 3.3	Stock Exchange Developments 1999	32
Diagram 3.4	USD/EUR and Interest Rate Spread between the US and Germany 1999	33
Diagram 3.5	Interest Rate Developments, Sweden	34
Diagram 3.6	Interest Rate Differentials, Sweden	34
Diagram 3.7	The Swedish Krona against TCW and the Euro	35
Diagram 4.1	Swedish Export Growth to Selected Regions	39
Diagram 4.2	Swedish Exports of Processed Goods	41
Diagram 4.3	Selected Items of the Current Account Balance	43
Diagram 5.1	Manufacturing and Mining's Labour Costs per Produced Unit in Sweden Compared with 14 OECD Countries	47
Diagram 6.1	Number of Newly-Reported Vacancies and Number of Employed	50
Diagram 6.2	Number of Employed and People in Labour Force	53
Diagram 6.3	Population in Age Group 16—64 Distributed by Group	54
Diagram 6.4	Open Unemployment and People in Labour Market Programmes	54
Diagram 7.1	Hourly Wages in Total Economy	58
Diagram 8.1	Consumer Price Development	61
Diagram 9.1	Household Consumption Expenditure	66
Diagram 9.2	Household Net Saving Ratio	67
Diagram 9.3	Household Debt Ratio	68
Diagram 10.1	Investment as a Proportion of GDP	70
Diagram 10.2	Real Estate Prices	71
Diagram 10.3	Number of Apartments—Vacant and under Construction	73
Diagram 10.4	Changes in Stocks	74

Sweden's Economy

Foreword

        This appendix to the Government Budget Bill for the year 2000 contains an assessment of economic developments both internationally and in Sweden up to the end of the year 2002.

        The assessment is based on material from Statistics Sweden, OECD, IMF and the forecast published by the National Institute of Economic Research on 25 August. The Ministry of Finance is, however, solely responsible for the assessment presented here.

        The estimates have been made with the aid of the National Institute of Economic Research's model, KOSMOS, and are contingent upon a number of assumptions being fulfilled.

        Statistics Sweden published the National Accounts in May of this year, in accordance with EU regulations for this area. The restructuring of the National Accounts has changed the prerequisites of the forecast work in many instances, see the appendix to Chapter 1.

        Mats Dillén, Director at the Ministry of Finance, is responsible for this appendix. The estimates contained in the appendix are based on information received up until 10 September 1999.

1    Introduction

1.1    Summary

        The Swedish economy is in a strong expansionary phase. The gross domestic product (GDP) is expected to increase this year by approximately 3.5 per cent, which represents a strong upward revision of the assessment in the 1999 Government Spring Budget Bill. It is primarily favourable developments in the labour market, where very rapid growth in employment was able to be combined with relatively moderate wage increases, that have exceeded expectations. Growth this year has been very labour intensive, since a large part of the increase in output has taken place in the services sector. Rapid employment growth has had positive effects on income development for both the general government sector and households. Hence, consumption expenditure of local government and households can be expected to grow more rapidly this year than for some time. The positive development in employment is expected to continue next year, although at a somewhat slower rate. The economic situation in major Swedish export markets is forecast to gradually improve. The proposed tax reductions in this Bill will contribute to the anticipated relatively strong increase in household consumption expenditure also for next year. As a result of improved international conditions and a strong domestic demand, the Swedish economy is estimated to grow by approximately 3 per cent in the year 2000 (see Diagram 1.1).

Diagram 1.1    GDP Growth

        During the spring and summer, outcome statistics and leading indicators have revealed a strong growth engine in the Swedish economy. Employment increased by more than 100,000 during the first six months compared with the same period in 1998. According to the National Institute of Economic Research's Business Tendency Survey for Manufacturing and Mining, the pessimistic outlook that characterised industry in the early months of the year has gradually transformed into a growing confidence about the future. Household expectations, as measured by Statistics Sweden, remain at historically high levels. There is more consensus regarding the total expectation outlook than at the beginning of the year, when confidence among industrial firms was very low.

        The positive development of the Swedish economy has been confirmed in the preliminary National Accounts. According to these, GDP increased by 3.7 per cent in the first six months of this year compared with the same period last year. Domestic demand has been very high. Due to the purchase of automobiles and other capital goods, household consumption expenditure was approximately 3.5 per cent higher in the first six months of this year compared with the same period last year. Exports as a whole developed strongly, despite a significant weakening in economic activity in a number of major export markets. The increase in exports in the first six months of the year is primarily attributable to the telecommunication products and pharmaceuticals industries. The economic situation in other export industries has been weak. Imports were very low during the first six months whereby the net balance of foreign trade increased GDP. On the other hand, changes in stocks lowered GDP by 0.6 per cent. Growth in productivity was weak in the first six months of 1999.

        An economic growth phase in which employment grows rapidly and resource utilisation increases involves great demands on wage formation. Wage increases that are not in accord with the Riksbank's inflation target lead to a tightening in monetary policy that reduces growth. Wage drift this year is estimated to amount to approximately 1 per cent. This is a historically low rate of increase and reflects lowered inflation expectations, a tougher competitive situation and possibly a more efficient wage formation. However, the estimated wage drift this year is high, considering that employment is anticipated to increase rapidly next year as well. A precondition of the forecast, and for the increase in employment this year and next year to become lasting, is that wage drift next year will be limited to 0.5 per cent, so that the total increase in wages will amount to a little more than 3 per cent. It has been assumed that wages will increase by 3 per cent per year in 2001 and 2002.

        The international economic situation has generally developed somewhat better than had been earlier anticipated by the majority of analysts. Growth in the global economy this year and next year has been revised upward slightly and the threats to global recovery have diminished. The United States continues to surprise observers with a high growth rate without any serious inflationary problems, even if certain signs of increasing inflationary risks can be distinguished. Economic prospects within the EU region have brightened since the slowdown at the end of last year and the beginning of this year. Some stabilisation has taken place in Russia and Latin America. However, there is still a great deal of uncertainty regarding the Japanese economy, and recovery there is still far from certain. The risks to the international economy are primarily associated with the imbalances in the United States and Japan.

        A recurring theme in earlier assessments of economic activity has been the Asian crisis and its effects on the global economy and the Swedish economy. The crisis in Southeast Asia culminated in 1998. A recovery in this region is clearly indicated by recently reported statistics, even if growth prospects vary between countries. Direct Swedish export losses to the affected countries are roughly estimated at 2 per cent of total exports of goods last year. Nevertheless, total exports showed rapid growth in 1998, which indicates that Swedish firms increased exports to other markets to some extent. The Asian crisis and the associated fall in demand also contributed to a lowering in global interest rate levels. In hindsight, the total negative effect of the Asian crisis on the Swedish economy therefore must be considered as small.

        The most important contractive element in the international economic outlook is the rise in long-term interest rates that took place in the spring and summer. For Sweden, this has meant that the interest rate for ten-year Swedish government bonds is presently at a level approximately 1.6 percentage points greater than the level at the beginning of year. The Swedish krona has presented an irregular development during the year. However, the krona has strengthened during the summer and has been relatively stable since then. The improved international economic outlook has also meant that monetary policy in the euro area and in Sweden can eventually take a less expansive direction.

        The forecast of economic activity presented in the Spring Budget Bill expected that Swedish export industries would be relatively severely affected by a weakened level of international industrial activity. This was due partly to a forecast of very weak growth in several important export markets, and partly to the fact that major areas of Swedish exports, for example, intermediate goods and investments in machinery, are usually relatively severely affected by an international slowdown. This assessment remains unchanged. However, developments have provided some additional positive surprises. As noted above, the global economic outlook appears to be more favourable, thus growth in global markets has been revised slightly upward. Swedish industry has continued to have great export successes in sectors less sensitive to changes in levels of economic activity. The growth in exports in the telecommunication products and pharmaceuticals industries represents a major segment of the growth in total exports this year. During the 1990s, the structure of industry has shifted towards a larger proportion of knowledge-intensive production. Thus, structural changes can be an explanation of why industry has displayed less of a cyclical behaviour than previously. Swedish export firms have also generally been successful in a number of countries in which the share of exports is relatively modest (for example, Spain, Portugal, Greece and Mexico). The above noted factors, together with competitive relative prices, are expected to contribute to the capture of market shares by the Swedish export industry this year and next year.

        However, the main reason for the strong upward revision in the growth forecast for this year and next year is that the domestic economy has developed significantly better than previously anticipated. The basis for this development is the favourable growth in employment. This makes for good income development in both the household sector and the general government sector, thereby creating scope for consumption growth in both sectors without requiring loans. The financial situation of the general government sector is so favourable that it should be possible next year to combine positive consumption growth in the general government sector with positive savings and tax reductions. Low inflation has further strengthened household real incomes, and the rise in housing and share prices has contributed to a very strong wealth position for households.

        Investments are forecast to increase relatively strongly this year and next year. High investment growth is predicted for activities that are closely related to household consumption. This applies especially to residential construction, which is forecast to increase rapidly in the future, even though growth is concentrated to metropolitan regions. Industrial investments are generally at a high level, which is why even moderate rates of increase represent a significant addition to capacity.

        There was a need in the beginning of this year for an adjustment in stocks as a result of the large investments in stocks in 1998 in manufacturing and mining and retailing and wholesaling. This has taken place during the first six months of this year. The direct contribution of stocks to growth this year is estimated at -0.4 percentage points. Growth in imports this year is forecast to be low. The increase in imports will be held back by the slowdown in exports and by composition effects, whereby the import content of exports will be unusually small. This year's adjustment in stocks will also dampen growth in imports.

        Employment is currently growing very rapidly. It is forecast to increase by 2.7 per cent this year and by 1.6 per cent next year. Taken together, this represents approximately 170,000 new jobs. The major share of this increase will take place in the private services sector, but employment in the local government sector will also increase significantly. The rise in employment this year is the largest registered since Statistics Sweden's Labour Market Surveys were first published in 1963.

        Compared to the fall in employment in the early 1990s, the rise is more modest (for example, employment fell by slightly more than 5 per cent in 1993). It is only now that an actual recovery in the labour market has started after the recession of the early 1990s, which was followed by a period of budget consolidation accompanied by very high interest rates and an export-driven growth. As a result of the strong rise in employment, open unemployment will continue to decline and is forecast to amount to 4.5 per cent next year. A somewhat confusing element in the present economic outlook is the weak growth in productivity from last year and the first six months of this year. Probably the most significant explanation is that this is a composition effect. When labour-intensive activities with low productivity grow rapidly, average productivity growth falls. The situation was the reverse in the recession years at the beginning of the 1990s—productivity growth increased due to the rapid growth in capital-intensive activities while employment declined.

        For the year 2000, the GDP level has been revised upward by 1.8 per cent and employment by 2.3 per cent, compared with the forecast in the Spring Budget Bill. Thus, resource utilisation in the economy by the end of 2000 will be significantly greater in the present forecast. In a longer-term perspective, there will be a high level of uncertainty regarding the position of the business cycle and, in addition, the economy will be affected by various disturbances which we are not yet aware of. No forecast has therefore been made of the state of the economy for the years 2001 and 2002. In addition to the forecast for 1999 and the year 2000, three scenarios are presented for the following two years. Scenario 1 is the most detailed scenario and is described in this and other chapters. The assumed growth for these years is based on an estimate of the underlying growth rate in the economy and an assessment of whether the economy can grow slower or faster than the underlying trend without accelerating wages and prices. In scenario 1, GDP growth for the years 2001 and 2002 is estimated at 2.2 per cent and 2.0 per cent respectively. This is a lower rate of growth for these years than is found in the Spring Budget Bill. However, the level of GDP in the year 2002 is forecast to be nearly 1 per cent higher than in the Spring Budget Bill. This more optimistic forecast of what comprises a sustainable level of production has been made in light of such developments as the recent high growth in employment, which has not led to any general shortage situations in the labour market nor to increased inflation. The share of the population between the ages of 20 and 64 in regular employment is forecast to increase from 74.6 per cent in 1998 to 77.3 per cent in the year 2002. In the Spring Budget Bill, the employment ratio in the year 2002 is estimated at 76.5 per cent. The government has set an unemployment ratio target of 80 per cent for the year 2004.

        There is great uncertainty regarding the extent of available resources in the economy in the years 2001 and 2002. Scenarios 2 and 3 illustrate the economic development under the assumption that the labour market will function very well. Employment and output will then grow faster than in scenario 1, whilst wages and prices will develop in a sustainable manner. In scenario 2, GDP is assumed to grow by 2.5 per cent for both 2001 and 2002. The open unemployment will then fall to 3.8 per cent in the year 2002. If instead an annual growth rate of 2.8 per cent is assumed for both 2001 and 2002, open unemployment will be 3.5 per cent in the year 2002 (scenario 3).

        Public finances are expected to show substantial surpluses. The surplus this year is estimated at 1.7 per cent of GDP. The positive economic development is forecast to result in a surplus in public finances in the year 2000 that exceeds a target level of 2 per cent of GDP. This creates scope for the currently proposed tax reductions, which have been taken into consideration in the forecast. The forecast surplus for the years 2000 and 2001 is therefore estimated at 2.1 per cent of GDP and 2.0 per cent of GDP respectively.

        After the proposed tax reductions, general government net lending in the year 2002 will exceed the surplus target of 2 per cent of GDP by approximately SEK 21 billion. A technical assumption in the calculations made for the purpose of exactly achieving the goal of 2 per cent is that this excess is transferred to the household sector.

        The direction of fiscal policy is expected to be expansive this year and next year. Taking the assumption regarding the technical transfer into consideration, fiscal policy for the year 2002 will be moderately contractive.

        As a proportion of GDP, the consolidated gross debt of the general government sector has fallen since 1995 and is forecast to be below 60 per cent in the year 2000. A positive balance in the general government sector in 2001 and 2002 will lead to a continued decline in the consolidated gross debt; as a proportion of GDP it is estimated to amount to 52 per cent in 2002.

Uncertainties in the forecast

        The forecast is based on the assumption of a so-called soft landing in the United States, i.e. a development where growth gradually approaches the long-term growth rate. However, a more dramatic course of events cannot be ruled out. Examples of negative risks are labour shortages and a tightening of monetary policy, a stock market correction or substantial slowdown in investments. There are also positive risks. The United States economy has surprised analysts for a number of years with its high growth rate and low inflation. Thus, it cannot be ruled out that the underlying growth rate in the American economy is higher than previously assumed. The Japanese economy continues to be in an exposed position with growing unemployment and a rising deficit in public finances. A very slow recovery is forecast for Japan. Since Japan is a large net lender to the United States, an adjustment in real terms could cause substantial turmoil in financial markets.

        The principal uncertainty factor for the Swedish economy is how far resource utilisation can progress without wages and prices starting to increase too rapidly. Unemployment is already below the level that some analysts have previously considered to be compatible with low and stable inflation. There is currently no general labour shortage in the Swedish economy. It is therefore reasonable to assume that the so-called equilibrium level of unemployment is below the current level of unemployment. However, it is very difficult to determine exactly at which level of open unemployment or at which employment rate wages and prices risk starting to increase too rapidly. It is important to point out that this uncertainty is symmetrical. Should the labour market function even better than assumed, unemployment can continue to decline in 2001 and 2002 (see section 1.3). Should the labour market function more poorly, with excessive wage increases, the Riksbank may raise the repo rate above levels assumed in the forecast.

        The forecast assumes that open unemployment will fall to 4.2 per cent in the year 2002. The rapid growth in employment is the main reason for the decline. Moreover, a large number of people are expected to enter adult education programmes in the coming years and the number of college and university study places will increase significantly. In order to minimise the risk of bottlenecks in the labour market, it is important that education and training within the Adult Education Initiative focuses on those groups with a weak position in the labour market and who would otherwise risk becoming long-term unemployed.

1.2    Developments within Different Areas

International developments

        A steady improvement in the growth prospects of the global economy is forecast for this year and next year. The crises in Asia and Latin America, which were a burden on the global economy last year, appear to have run their course in most of the affected countries. However, the global economic outlook is not uniform in any way. Resource utilisation is high in the American economy, which is why the most probable development is some rise in inflation combined with a downward adjustment of growth towards the underlying growth rate. Resource utilisation in the EU region is significantly lower at the start of the period. Expansive monetary conditions and a neutral fiscal policy stimulate demand and contribute to a rising growth and a limited increase in inflation. The Asian and Latin American countries are generally in a recovery phase. The growth rate will increase, but this will be from low levels in many cases. Japan is an exception where growth is predicted to be 0.3 per cent this year and 0.2 per cent next year.

        Developments in the growth of the global market for Swedish export commodities can deviate relatively strongly from the path of global growth. Growth in world markets for Swedish export commodities this year is estimated to fall from slightly more than 7 per cent in 1998 to slightly more than 4 per cent, while global growth is predicted to increase from 2.4 per cent to 2.7 per cent. The difference is due to such factors as a weakening in economic activity in some of Sweden's major export markets, for example, Germany, the UK, Norway and Denmark.

        The United States economy has had eight years of good growth. Growth has been especially high in the most recent three years—approximately 3.75 per cent on average. Most analysts agree that a rate of growth of this magnitude cannot be sustained in the long-term. Viewed from the supply side of the economy, this growth can be explained by the high growth in employment and by good growth in productivity. However, open unemployment is at a low level which means that there is a risk of overheating in the labour market. There are also some potential imbalances on the demand side of the economy. After a number of years of high investment growth, investments as a share of GDP are now at a relatively high level, which together with rising costs of financing may lead to a reversal in investment activity. The rapid growth in the American stock market has contributed to the present low level of savings in the household sector. Thus, a weaker development in the stock market can lead to increased household savings and a weaker development in consumption. Net lending in the economy as a whole is strongly negative. Hence, the American economy is dependent on a large cash inflow from the rest of the world and particularly Japan. The forecast assumes that the American economy will gradually adjust towards a situation of long-term balance, but there is substantial uncertainty regarding this development.

        GDP in Japan fell by nearly 3 per cent last year. Some stabilisation can now be seen. An expansive fiscal policy has contributed to an, at least temporary, reversal of the negative growth trend. However, continued recovery requires the success of the government restructuring program in the financial sector and the implementation of structural reforms.

        The economic situation in the euro area has improved since the beginning of the year. The pessimistic outlook in manufacturing and mining has been broken and household expectations are at historically high levels. However, member states find themselves in different stages of the economic cycle. Exports in Italy and Germany suffered as a result of the global slowdown in economic activity last year. Yet, several European countries—such as for example France, Spain and Holland—have had a positive development in domestic demand that has partly offset the global fall in demand. The euro area lags somewhat behind Sweden in the economic cycle, which is why growth is expected to fall from 2.8 per cent in 1998 to 2.1 per cent in 1999. As economic activity strengthens in Italy and Germany, growth in the euro area will increase to 2.7 per cent in the year 2000.

        The UK, Denmark and Norway are in a later state in the economic cycle. In order to offset tendencies to overheating, the economic policy of these countries has leaned towards tightening. This has dampened economic activity and the rate of growth this year is expected to be relatively low. However, in autumn 1998, there was an easing of British monetary policy, which is expected to stimulate growth. Last year, the Norwegian economy struggled with low oil prices and rapidly rising wage costs. However, future prospects have brightened with the rise in oil prices, and this year's wage negotiations have resulted in relatively low wage agreements.

Table 1.1    Assumptions for the Forecast

	1997	1998	1999	2000	2001	2002
GDP OECD(1)	2.9	2.3	2.4	2.2	2.1	2.2
CPI OECD(1)	2.0	1.4	1.4	1.6	1.7	1.8
Hourly wages, costs(1)	4.5	3.8	3.4	3.2	3.0	3.0
SEK/USD(2)	7.7	8.0	8.2	7.8	7.2	7.0
TCW-index(2)	120.5	123.3	124.6	121.9	119.4	118.0
German long-term rate(3)	5.7	4.6	4.4	4.9	5.1	5.1
Swedish long-term rate(3)	6.6	5.0	4.9	5.4	5.5	5.3
Swedish short-term rate(4)	4.3	4.3	3.2	3.6	4.1	4.4

(1)
Annual percentage change, GDP OECD and CPI OECD refers to OECD 16 (see chapter 2)

(2)
Annual average

(3)
10-year government bond, annual average

(4)
6-month treasury bill, annual average

Sources:  OECD, Statistics Sweden and Ministry of Finance

Interest rates, inflation, currencies and wages

        The turnaround in global growth and inflation prospects is evident in interest rate developments. For example, the interest rate for ten-year Swedish government bonds has risen by approximately 1.5 percentage points since last May. The rise in United States long-term interest rates in the same period has been somewhat greater, while the rise in the euro area has been somewhat smaller. There is a general tendency towards less borrowing by central governments, due to improving public finances, and increased private borrowing. As a result, the interest rate spread between private and central government borrowing has increased. A widening interest rate spread in the Swedish market has led mortgage institutions to increase interest rates on five-year loans to households by approximately 2 percentage points to slightly over 7 per cent since May.

        The European Central Bank (ECB) is expected to raise the prime interest rate next year due to the improved economic situation and the associated increase in inflationary pressure in the euro area. The forecast assumes an increase of 0.75 percentage points during the year 2000 and a further 0.5 percentage points in 2001, which implies a prime interest rate of 3.75 per cent at the end of 2001. Taken together, this represents a rather modest tightening.

        Swedish monetary policy is guided by an inflation target. Inflation, measured as the change in the consumer price index, shall amount to 2 per cent with a tolerance interval of +/- 1 percentage point. Since prices fell last year and inflationary pressure was low, the Riksbank reduced its most important prime interest rate, the repo rate, to 2.90 per cent in March this year. Although employment and output have increased rapidly during the spring and summer, inflationary pressure has not increased significantly. The rise in prices that has been noted is primarily attributable to the increase in the prices and taxes on fuel, the dental care reform and to increases in some administratively determined prices. There is very little indication of any imminent, substantial increase in inflation—there are no general capacity problems in manufacturing and mining or in the services sector, wage increases in the economy are limited, the Swedish krona is expected to appreciate and inflation expectations are in line with or below the inflation target. However, the rapid growth in household demand makes possible some increases in the margins of retailing and wholesaling.

Table 1.2    Selected Statistics

	1997	1998	1999	2000	2001	2002
CPI, Dec-Dec	1.9	-0.6	0.9	1.3	2.0	2.0
UND1X, Dec-Dec	1.8	0.6	1.5	1.1	—	—
Disposable income(1)(6)	-1.0	2.9	4.2	2.6	2.3	2.7
Saving ratio (level)(6)	3.5	3.7	4.4	3.9	3.8	4.4
Industrial production(1)	4.9	4.0	3.5	4.5	2.9	2.4
Relative unit labour costs within industry(1)	-3.8	-1.0	-1.4	1.4	—	—
Employment(2)	-1.0	1.5	2.7	1.6	0.5	0.3
Open unemployment(3)	8.0	6.5	5.4	4.5	4.2	4.2
Labour market programmes(3)	4.3	3.9	3.3	3.5	3.5	3.5
Trade balance(4)	141	140	146	157	169	183
Current account(5)	2.8	1.9	1.4	1.7	2.4	3.0
General government net lending(5)(6)	-1.8	2.3	1.7	2.1	2.0	2.0

(1)
Annual percentage change

(2)
Number of people, annual percentage change

(3)
Per cent of labour force

(4)
SEK, billion

(5)
Per cent of GDP

(6)
New definition of saving, new calculations. According to the new national accounts changes in pension funds reserves are now included in the new definition of saving. Hence the level of the net savings ratio has increased by 2.9 percentage points in 1998. In the year 2002 a technical transfer is included.

Sources:  Statistics Sweden, the National Labour Market Board, Riksbank and Ministry of Finance

        Inflation measured by the CPI or by the Riksbank's measure of underlying inflation, UND1X, is estimated to be between 1 to 1.5 per cent by the end of next year. Resource utilisation in the economy in the years 2001 and 2002 will be at a higher level than at present, which increases the risk of shortages in the labour market. The forecast assumes that the Riksbank will raise the repo rate next year by nearly 1 percentage point. With this adjustment in monetary policy, inflation in the years 2001 and 2002 is estimated to meet the inflation target of 2 per cent.

        The forecast assumes that the Swedish krona will gradually appreciate to a TCW index of 118 from its present level (approximately 123). The TCW index is a competitively weighed index of exchange rates. The expected appreciation of the krona reflects positive developments in the Swedish economy, including such factors as low inflation and an estimated surplus in the current account. It also reflects an assumed depreciation of the dollar relative to the euro in particular. It is assumed that the Swedish krona will fluctuate around 8.70 to the euro.

        According to preliminary wage statistics, which still contain some uncertainty, wages increased by 3.8 per cent in 1998. Wages this year are expected to increase by 3.4 per cent. A restrained wage development in coming years is a central prerequisite for avoiding a premature break in the growth of employment. It is also a prerequisite for reaching government employment targets for 2004. The trend towards more coordinated wage negotiations, coordinated wage demands and a continued focus on a less restrictive wage setting process at the local level will probably contribute to lower nominal wage increases. Under conditions of low inflation and low inflation expectations, it is possible to achieve real wage increases even with relatively low nominal wage increases. This is illustrated by the strong growth in real wages this year and last year. In contrast to these favourable factors, there are risks of shortages and subsequent problems with wage drift that arise when the demand for labour is high, but is unevenly distributed across regions and occupational categories. This forecast is based on the assumption that wage increases will be limited to 3.2 per cent next year and 3.0 per cent in both 2001 and 2002.

Demand and output

        Despite the relatively weak level of international economic activity, exports showed a surprisingly positive rate of development in the first six months of the year. This is due to substantial export successes in three industries: telecommunication products, pharmaceuticals and trucks. The National Institute of Economic Research's Business Tendency Survey for Manufacturing and Mining indicates improved order books and a recovery in the near future for cyclical sectors that have had a weak growth in the first six months. Overall, Swedish exports of goods are forecast to take market shares and increase by more than 5 per cent in 1999. An improved level of economic activity in Europe next year is expected to produce a positive development within cyclical industries. As a result of the anticipated appreciation of the krona, relative prices for Swedish exporters will probably rise somewhat next year. However, the competitive situation is very good after a number of years of favourable developments in relative prices. Thus, the overall assessment is that Swedish exporters will take market shares next year as well and that exports will rise by more than 6.5 per cent.

Table 1.3    Demand and Output

	SEK Billion	Annual percentage change
	1998	1996	1997	1998	1999	2000	2001	2002
Household consumption expenditure	951	1.4	1.6	2.4	3.1	3.0	2.2	2.1
General government consumption expenditure	499	0.8	-1.0	1.0	1.6	1.0	1.0	0.5
Central government	147	2.6	-2.9	-7.1	1.5	0.5	0.5	0.5
Local government	352	0.0	0.0	4.9	1.7	1.3	1.1	0.5
Gross fixed capital formation	296	5.1	-2.1	9.2	6.4	5.6	3.6	3.0
Business sector excl. housing	227	8.1	3.8	10.9	6.9	5.2	1.8	1.0
Housing	24	8.9	-25.5	4.9	14.8	14.3	20.0	20.0
Authorities	44	-8.0	-11.9	3.1	-0.8	2.4	2.4	0.7
Change in stocks(1)	17	-1.0	0.5	0.3	-0.4	0.1	0.0	0.0
Exports	816	3.9	12.7	6.9	5.0	6.7	5.0	5.0
Imports	705	2.9	11.7	9.7	3.2	7.1	5.2	5.2
GDP	1873	1.3	1.8	2.6	3.6	3.0	2.2	2.0

(1)
The change in volume is calculated as per cent of GDP last year.

Sources: Statistics Sweden and Ministry of Finance

        The growth in imports has been volatile over the years. In 1998 imports increased by nearly 10 per cent. There was a strong slowdown at the beginning of this year and imports are forecast to increase by only 3.2 per cent this year. Imports growth will increase next year and is estimated to amount to slightly more than 7 per cent. These fluctuations may seem unusual considering that GDP growth has developed relatively steadily (and in fact is strongest in 1999 when growth in imports is weakest). The explanation can be found in the changing composition of GDP over the years. In 1998, the sectors of the economy that showed rapid growth were those with a high import content—exports, stocks and investments in machinery. This year there has been a decline in investment in stocks and in the growth in exports. Moreover, export products that have shown strong development so far this year have a relatively low import content (for example, pharmaceuticals). The rise in the growth of imports next year represents an adjustment to a more long-term normal level. Taken together, the development in exports and imports mean that the trade surplus will continue to rise and amount to 7.7 per cent of GDP next year.

        The investment climate in the Swedish economy must be considered very favourable. A low level of interest rates, a stronger level of economic activity in Europe, and relatively good profit levels are stimulating investments in industry. Positive developments in the domestic economy—a broad rise in employment and a strong increase in disposable incomes—will increase demand for housing and commercial buildings. However, growth in investments is expected to be more moderate in the coming years in comparison with the strong growth in 1998. Yet the level of investments in the business sector (excluding housing) remains very high, which means that there will be a significant expansion of capacity even at unchanged volumes.

        The growth of investments in industry was strong in 1998, while industrial output stagnated at the end of the year. This meant that resource utilisation fell at the beginning of the year, which led to a pressure on prices and falling profit margins. According to the Business Tendency Survey of the National Institute of Economic Research, there was a rapid reversal in the production plans of firms during the spring and summer. Firms are therefore able to sustain the high investment levels of 1998. The increase in exports next year with the concomitant need for new capacity within, for example, the base industry, will mean that the growth in investment will pick up again.

        Investments grew quite strongly in 1998 in the business sector excluding manufacturing. Sectors that are affected to a large extent by household demand expanded, while a large number of major infrastructure projects reinforced the increase. A continuing strong demand in the household sector and low interest rates have contributed to a high growth rate also this year. Price and vacancy rate developments in the stock of commercial property have created good conditions for new construction. A slowdown in growth is forecast next year for the rest of the business sector due to the high level of investment at the outset.

        After several years of very low levels of residential construction, due to high real interest rates and the adjustment of the housing stock to a lower level of subsidies, economic conditions are now ripe for recovery. The number of dwellings under construction increased by 35 per cent in the first six months compared to the same period in the previous year. Short-term indicators (for example the Business Tendency Survey of the National Institute of Economic Research) and price developments show continued good growth for single-family dwellings. However, production in growth regions is limited in the short term due to capacity restrictions in the form of subdivided land for development and an emerging shortage of construction workers. Overall, the number of apartments under construction is estimated to increase from 12,000 in 1998 to 15,000 this year and 17,000 next year. The long-term equilibrium level is estimated to be around 25,000 apartments.

        At the start of the year, there was strong dissatisfaction regarding the stocks situation within manufacturing and mining and parts of retailing and wholesaling. Economic prospects have improved significantly in the spring and summer, which has reduced the need for stocks adjustments. This year, investment in stocks is expected to have a growth contribution corresponding to -0.4 per cent of GDP. This represents an upward revision of 0.3 percentage points compared to the estimate in the Spring Budget Bill. The stocks adjustment process is expected to be finished this year. Stocks are then expected to grow in pace with increases in output. The contribution of stocks to GDP is forecast to be 0.1 per cent in the year 2000.

        Household consumption expenditure increased in 1998 by 2.4 per cent. Rapid growth in employment, a positive development in real wages and the currently proposed tax reductions together will produce an increase in real disposable incomes of slightly less than 7 per cent this year and next year taken together. There is a series of other favourable conditions that support a high rate of increase: a solid wealth position, low interest rates, a historically high level of confidence in the development of individual private economies, growing optimism regarding Sweden's economy and developments in the labour market. Under these conditions, household consumption expenditure is forecast to increase by approximately 3 per cent in 1999 and in the year 2000.

        Household consumption expenditure is estimated to increase by an average of slightly more than 2 per cent in the years 2001 and 2002. For the year 2002, the surplus in public finances will exceed the target level of 2 per cent of GDP. It is reasonable to assume that households will receive part of this excess surplus and that they will subsequently adjust their consumption plans (although how and to what extent household will benefit from this surplus is uncertain). It is assumed for technical reasons that the surplus in public finances for the year 2002 in excess of 2 per cent of GDP will be transferred to households.

        The saving ratio in coming years will be at a relatively low level compared with previously during the 1990s. This should be viewed in the context that households have consolidated their balance sheets and the adjustment is now complete. A moderate rise in the saving ratio is probable for the future, but the saving ratio is expected to be relatively stable in coming years due to the recent, favourable wealth development in the household sector.

        Local government consumption increased in volume last year for the first time since 1991. The increase amounted to slightly more than 1 per cent, excluding the effect of the transfer of payments of pharmaceutical subsidies from the central government to county councils. The increase has continued this year, and local government consumption expenditure is forecast to increase over the entire year by 1.7 per cent compared with 1998. Net lending is forecast to be positive this year following several years of deficits. From the year 2000 onwards, all municipalities and county councils are required to achieve economic balance, which requires positive net lending in the sector as a whole.

        The strong rise in employment throughout the economy has resulted in a strong increase in local government tax revenues. This, together with an increase in central government subsidies, provides scope for an increase in consumption by an average of around 1 per cent during the years 2000 to 2002.

        Central government consumption expenditure varies between years, partly due to variations in defence purchases of durable goods. Central government consumption expenditure increased by approximately 2 per cent last year (excluding the effect of the transfer of payments of pharmaceutical subsidies to the county councils). In the first six months of this year, consumption expenditure increased by 2 per cent and it is estimated to increase by 1.5 per cent for the year as a whole. Growth of 0.5 per cent per year is anticipated for the following years.

Table 1.4    Contribution to GDP Growth

Percentage points

	1997	1998	1999	2000	2001	2002
Household consumption expenditure	0.8	1.2	1.6	1.5	1.1	1.1
General government con sumption expenditure	-0.2	0.2	0.4	0.3	0.2	0.1
Gross fixed capital formation	-0.3	1.4	1.0	0.9	0.6	0.5
Change in stocks	0.5	0.3	-0.4	0.1	0.0	0.0
Exports	4.8	2.9	2.2	2.9	2.3	2.3
Imports	-3.8	-3.4	-1.2	-2.7	-2.0	-2.1
Net foreign trade	1.0	-0.5	0.9	0.3	0.2	0.3
GDP	1.8	2.6	3.6	3.0	2.2	2.0

Sources: Statistics Sweden and Ministry of Finance

Composition of growth and saving

        Domestic demand provided a major contribution to growth last year. This development is expected to continue (see Table 1.4). The contribution from household consumption expenditure is around 1.5 percentage points for this year and next year. In addition, gross capital formation will contribute approximately 1 percentage point per year for 1999 and the year 2000. The large contribution from net foreign trade of 0.9 percentage points this year does not appear to be compatible with the slowdown in exports this year. This is due to the impact that the rapid changes in imports have had on net foreign trade. This year's contribution of exports will fall however in relation to 1998, before rising again in the year 2000.

        Net lending, which generally conforms to the balance in the current account, is estimated to show a growing surplus. Viewed from the real side of the economy, the growing surplus in the trade balance is an important explanation for the positive development in net lending. However, the surplus in net lending shows a decrease this year despite the growth in the trade surplus. One major reason for this development can be found in the mergers and sales of Swedish firms to foreign groups, which means that profits that were previously recorded as Swedish net lending now enter the accounts of the country where the firms have their new legal domicile. Viewed from the financial side of the economy, the rise in saving is attributable to the household sector and the general government sector. The corporate sector has a negative financial balance that has further deteriorated due to the above-mentioned accounting effect. The real balance, primarily in the form of fixed investments, will increase slightly as a proportion of GDP.

Table 1.5    Components of Saving

Per cent of GDP

	1997	1998	1999	2000	2001	2002
Gross balance	18.2	19.0	18.0	18.9	19.7	20.4
Real balance	15.5	16.7	16.8	17.2	17.3	17.4
Fixed capital	14.8	15.8	16.3	16.7	16.8	16.9
Change in stocks	0.6	0.9	0.5	0.5	0.5	0.5
Net lending	2.7	2.3	1.2	1.7	2.4	3.0
General government	-1.8	2.3	1.7	2.1	2.0	2.0
Household	2.5	2.4	2.7	2.4	2.3	2.6
Business sector	2.0	-2.4	-3.2	-2.8	-1.9	-1.6

Sources: Statistics Sweden and Ministry of Finance

The labour market

        The very positive development in employment is one of the driving forces underlying the strong level of economic activity. Employment is forecast to increase by 2.7 per cent this year and by 1.6 per cent next year. This represents approximately 170,000 more jobs over the two years. A major portion of the rise in employment stems from the private services sector, but there has also been rapid growth in local government employment. The employment ratio for individuals between the ages of 20 and 64 in regular employment is forecast to amount to 77.1 per cent in the year 2000, which can be compared with 74.6 per cent in 1998.

        Growth in productivity is estimated to amount to approximately 0.5 per cent this year. This is a very low figure in comparison with the last five years, especially considering that GDP growth this year is estimated at 3.6 per cent. The most important explanation for this weak growth in productivity is that the increase in output and employment has been particularly strong in those sectors that have a productivity growth below the average for the economy. There are several additional technical explanations: there are more working days this year than last year, which does not produce a corresponding rise in output and, also, labour market policy programmes outside the labour force have been cut. In addition, there are statistical problems associated with measuring productivity growth in the economy (for example within some areas of the services sector). A normalisation of productivity growth is forecast for next year as demand will increasingly shift towards activities with a greater productivity growth than average (industrial production, for example). Another possible development is that the demand trend shifts towards activities with low productivity and that low growth in productivity will become permanent to some extent. However, falling relative prices for goods and services from high productivity sectors will offset this development.

        The positive development in employment has meant that more people have entered the labour market. Continued improvements in the labour market situation will produce an increase in the supply of labour next year as well. However, the increase in the labour supply will be restrained by the increase in the number of study places in the government's education and training initiatives. Overall, developments in employment and the supply of labour are expected to produce a continued fall in open unemployment to 4.5 per cent in the year 2000.

        The Swedish economy is forecast to grow by approximately 2 per cent per year in the years 2001 and 2002, which corresponds to the estimated long-term growth rate. Thus, open unemployment will remain at about the same level during this period as at the end of the year 2000, i.e. 4.2 per cent. However, there is great uncertainty here. There is a possibility that resources will be available at the end of 2000, which will enable the Swedish economy to grow faster than 2 per cent without an increase in inflation. In this scenario, open unemployment would continue to fall (see Section 1.3). But it is also possible that by the end of the year 2000 there will be a general shortage of labour in some regions and a shortage of labour with the required educational level. Labour shortages that may develop by the end of the year 2000 due to the rapid growth in employment need not be permanent. The government's education and training initiatives seek to increase the supply of educated labour, thereby contributing to reaching the target employment ratio of 80 per cent by the year 2004.

Public finances

        In 1998, general government sector net lending amounted to SEK 43.5 billion or 2.3 per cent of GDP, according to the National Accounts. However, SEK 17 billion or 0.9 per cent of GDP of this surplus is an accounting effect of the incorporation of the National Pension Fund properties. This transfer is accounted for in net lending, since shares, in contrast to property holdings, are considered as financial assets in the National Accounts.

Table 1.6    General Government Finances

Per cent of GDP

	1998	1999	2000	2001	2002
Revenue	60.7	59.2	58.3	57.0	56.5
Expenditure	58.4	57.5	56.2	55.0	53.6
Net lending before transfers	2.3	1.7	2.1	2.0	2.9
Technical assumption of transfers	—	—	—	—	0.9
Net lending after transfers	2.3	1.7	2.1	2.0	2.0
Consolidated gross debt after transfers	71.7	66.1	58.8	54.1	52.0

Sources: Statistics Sweden and Ministry of Finance

        Net lending this year is estimated to amount to slightly under SEK 34 billion or 1.7 per cent of GDP. This is an improvement on 1998 after the accounting effects of the incorporation of the National Pension Fund properties last year are taken into consideration. Both revenues and expenditure will decline as a proportion of GDP.

        The Spring Budget Bill estimated that the surplus in net lending in the year 2000 would be 2 per cent of GDP, which is also the surplus target. Now that economic growth is forecast to be significantly better and tax revenues substantially larger than previous estimates, there is scope for the proposed tax reductions. In the years 2001 and 2002, saving will amount to 2.0 per cent of GDP and 2.9 per cent of GDP respectively. During the period 1999 to 2002, income and expenditure as a proportion of GDP will continue to decrease. Interest expenditure will fall nominally due to amortisation of the central government debt. Interest income and dividends will decrease, since financial assets will decrease, primarily through the transfer of the National Pension Fund to the central government (see Chapter 11), but also as a result of the sale of state-owned companies. Income from such sales is not included in net lending by definition. However, the general government debt and interest expenditure are reduced when income from sales is used to amortise the central government debt.

        Net lending for the year 2002 will exceed the target of a surplus of 2 per cent of GDP by SEK 20.6 billion. In the present calculation, this surplus excess is assumed to be transferred to the household sector for the purpose of exactly achieving the budget target.

        Fiscal policy will have a stimulatory effect on the economy this year and next year, according to the calculations reported in Chapter 11. This should be viewed in the context of the strong tightening that took place in the period 1995 to 1998, when the consolidation programme contributed to turning around a deficit of approximately 11 per cent of GDP in 1994 to a surplus in 1998.

        A continued surplus in the years 2001 and 2002 in conformity with the budget target of 2 per cent of GDP is expected to result in a mild contractive fiscal policy in these years.

        The consolidated gross debt of the general government sector is defined according to the Maastricht criteria as the nominal value of all debts minus the general government's holdings of its own debts. Applied to Swedish conditions, this is the central government and local government debts in credit markets minus the National Pension Fund's holdings of central government and local government debts. As a proportion of GDP, the consolidated debt has decreased since 1995 and amounted to 71.7 per cent of GDP at the end of 1998. It has also declined in nominal terms during the forecast period and is estimated to be below 60 per cent of GDP in the year 2000.

        The net debt, which is net of the total financial assets and liabilities of the general government sector, will decrease in line with the financial surplus and changes in value that take place in assets and liabilities. The net debt is estimated to be less than 1 per cent of GDP by the end of the forecast period.

1.3    Alternative Medium-Term Scenarios

        GDP growth is estimated to be high this year and next year. As a result, open unemployment will decrease further and will amount to approximately 4.5 per cent in the year 2000, measured as an annual average. Scenario 1 for the years 2001 and 2002 assumes, as shown in the table below, that GDP growth will approach a long-term normal growth rate of 2 per cent. Scenario 1 describes an economy in which resource utilisation has reached a point where inflation is approaching the Riksbank's inflation target of 2 per cent and where unemployment is no longer falling. Growth will then be determined partly by long-term productivity growth of approximately 1.7 per cent, and partly by a population increase of approximately 0.3 per cent. Thus, supply restrictions in the labour market will limit GDP growth. Open unemployment during the period will therefore remain at about the same level as at the end of the year 2000, i.e. at 4.2 per cent.

        However, there is great uncertainty regarding the extent of available resources in the economy in the years 2001 and 2002. There are few clear indications of bottlenecks in both the labour market and on the production side. Wage and price developments are also stable. However, there is currently overheating in the IT-sector, but demand in this sector is forecast to slow down after the turn of the new millennium. There are already indications present of emerging shortage situations in other sectors. This applies to construction activity in growth regions and to technical consultants, while shortages of labour within manufacturing and mining and within the trade of goods are small.

        Unemployment is low among the highly educated while it is still high among those with a lower level of education. There are also large regional differences, with low unemployment in certain growth regions whilst unemployment remains high in other regions. These developments indicate that the Swedish economy will approach full resource utilisation after the year 2000, which means that unemployment will continue to be relatively high in Swedish terms at 4.2 per cent.

        There are, however, a number of factors that could produce a somewhat higher growth rate than in scenario 1 in the coming years, and thus a better development in employment. The significant educational initiatives currently being implemented should produce a greater supply of labour with high competence levels. Growth can be more evenly distributed across regions in the coming years when demand is principally driven by a good consumption development throughout the country. In addition, the relatively high level of willingness to move expressed by the younger generation provides favourable conditions for high growth.

        Scenarios 2 and 3 therefore show the economic development when the labour market functions very well so that employment and output grow faster than in scenario 1, while wages and prices develop in a sustainable manner. In scenario 2, GDP increases by 2.5 per cent for both 2001 and 2002. Open unemployment will then fall to 3.8 per cent in the year 2002 and the employment ratio for persons between the ages of 20 and 64 will rise from 77.3 per cent in scenario 1 to 78.0 per cent. In scenario 3, GDP increases by 2.8 per cent per year, which would result in open unemployment of 3.5 per cent in the year 2002 and an employment ratio of 78.5 per cent. Consumption and investment are forecast to increase at a higher rate in scenarios 2 and 3 compared with in scenario 1.

Table 1.7    Labour Market Development at Different GDP Growth Assumptions

	2001	2002
GDP growth
Scenario 1	2.2	2.0
Scenario 2	2.5	2.5
Scenario 3	2.8	2.8
Employment growth
Scenario 1	0.5	0.3
Scenario 2	0.9	0.8
Scenario 3	1.2	1.1
Employment ratio in age group 20-64(1)
Scenario 1	77.3	77.3
Scenario 2	77.6	78.0
Scenario 3	77.8	78.5
Open unemployment(2)
Scenario 1	4.2	4.2
Scenario 2	4.0	3.8
Scenario 3	3.9	3.5

(1)
Number of people in age group 20-64, excluding employed in labour market programmes, in per cent of the population in that age group.

(2)
Per cent of labour force

Source: Ministry of Finance

Appendix    The New National Accounts

        There were three main aspects to the reorganisation of the National Accounts last spring:

  1.
  An adaptation of definitions and concepts to the European National Accounts System from 1995 (ESA 1995).

  2.
  A review of calculation sources and methods (general revision).

  3.
  A new method for calculating constant prices (chain index).

Demand and output

        The Swedish National Accounts were previously based on the 1968 UN recommendations, System of National Accounts (SNA 1968). ESA 1995 is binding on members of the EU, and all member states shall present complete National Accounts in 1999 in accordance with this manual. ESA 1995 is based on the UN guidelines from 1993, which had been developed in cooperation with the EU, OECD, IMF and the World Bank.

        Overall, this reorganisation entailed an increase of the GDP level by SEK 69 billion for 1998, which represents 3.8 per cent. The main share of this increase was due to definition changes, especially those dealing with general government consumption expenditure and gross capital formation.

        According to ESA 1995, certain payments from the general government sector that had previously been booked as subsidies are now classed as consumption. This applies, for example, to the general government sector's share of costs for prescription drugs, as well as payments to private doctors and dentists. In addition, consumption of fixed capital in roads, bridges and comparable infrastructure are now considered part of general government consumption expenditure. It had been previously assumed that they had an "eternal life" to the extent that depreciation was neglected.

        Gross fixed capital formation increased as a result of this reorganisation. In the previous National Accounts, Swedish business accounting practise was used for defining the investment concept in terms of economic life, i.e. 3 years. With the introduction of ESA 1995, the economic life was reduced to 1 year. Thus, investments in the new National Accounts include much more, and consequently, the investment level has been raised. Moreover, the purchase and production of software for own use is also treated as an investment, which raises the level of investment further.

        The concept of stocks in the new National Accounts has been expanded to include stocks in the construction sector and services sector (primarily software). Stocks in these sectors had previously been assumed to be zero. In addition, growing forests are now treated as production, and on the expenditure side of GDP the net of forest growth and felling represents a change in stocks. The new stocks definitions have had only a marginal effect on GDP growth.

Net lending

        The most important conceptual change with effect on general government sector net lending is that the registration of income and expenditure occurs when the underlying economic activity takes place and not, as previously, when payment takes place. In some cases, this involves a fairly significant reallocation between different years, especially for taxes and interest payments. There is some uncertainty regarding the implementation of the new accounting principles, which may lead to future revisions of the presently reported information on general government sector net lending.

        The above-noted reclassification of consumption and investment influences the general government sector's balance sheet total, but, in principle, it does not affect net lending. General government income and expenditure (but not net lending) are also affected by the current practice of registering transactions with the EU as payments directly between the EU and firms in Sweden. Previously, the major share of transactions were channelled through the central government. However, the share of membership fees that are based on gross national income (GNI) are still booked as central government expenditure. The part of the EU fee based on duty revenues and value added taxes is now booked as a tax to the EU. As a result of the new principles for transactions with the EU, the tax revenue of the general government sector is somewhat lower than the amount of total paid taxes.

        The most important change for the household sector is the introduction of a new savings concept. Net saving in pension fund reserves has been transferred from the business sector to the household sector. However, this reclassification does not affect household disposable incomes, instead, saving in pension fund reserves is added to the households' "own" savings.

        Changes in the reporting of Sweden's international transactions entail that reinvested profits are now included in foreign net lending and the net lending of firms. This accounting has already been applied for some time by the Riksbank and the Ministry of Finance and thus does not require any change in the reporting of the Ministry of Finance.

General revision

        Improvements in the supporting documentation for calculations and a re-evaluation of methods appear to have had only a limited affect on the total GDP level and on sections in the demand and output accounts. However, there has been a redistribution in certain items. For example, the consumption of food in household consumption expenditure has been adjusted downward by SEK 4 billion while financial services have been increased by SEK 13 billion for 1996.

Chain indices

        Previously, the fixed base year method was used to calculate volume changes. Prices from a specific year, the fixed base year, were used to weigh together quantities of different goods and services during a period into a measure that enabled the comparison of volumes over time. Base years were normally changed at 5-year intervals. The most recent base year used in the Swedish National Accounts was 1991.

        The chain index method is a method for calculating constant prices when base years are changed annually. For example, 1998 prices form the basis for calculating constant prices in the 1999 National Accounts. The great advantage of the chain index is that volume calculations are based on recent weights (prices), enabling the capture of changes in relative prices over time.

        Since the base year is changed every year, it is not clear how volume developments over time for various components shall be reported. Two common methods are the constructions of index series and so-called reference year series. A reference year series is calculated by choosing an arbitrary year as the starting point (reference year). The values for that year in current prices is carried forward using the calculated volume growth rates whereby a constant price series is obtained. It is important to note that such a reference year series becomes a constant price series in the sense that the price levels of a certain year are used as a scale, but the prices used to weigh together quantities for different aggregates are not from the reference year. This limits the additivity of the reference year series. For example, a demand and output balance sheet that uses 1995 as a reference year can sum up GDP for the years 1995 and 1996, but not for any other year.

        The chain index method has not been used in calculating the present forecast, and 1998 has been used as a (fixed) base year in the forecast for the years 1999-2002. For the first forecast year, 1999, the result will be the same as if the chain index method had been used, since this method uses prices from the previous year as its basis. Whether the chain index shall be used for calculations throughout the forecast for the next Spring Budget Bill is under discussion.

        As far as GDP development over time is concerned, some years have been revised, but the growth is essentially the same for the period as a whole; see Diagram A.1.

Diagram A.1    GDP 1985 - 2nd Quarter 1999

Temporarily reduced reporting

        At present, Statistics Sweden has published data for the period 1993 until the second quarter of 1999 in accordance with the new National Accounts. Data for the period prior to 1993 will be published during autumn 1999 at the earliest. Since the reorganisation of the National Accounts is not yet complete, statistics are reported in some cases at higher aggregate levels than previously. In addition, more systematic annual calculations are available only for the years 1993 to 1996. The short time series and the still incomplete outcomes render analysis more difficult, which also increases uncertainty in the forecasts.

2    International Developments

        After the weakening of the global economy associated with the Asian crisis, there are now signs of an upturn in global growth. Favourable macroeconomic conditions in the form of low inflation and low interest rates, in combination with the emerging recovery in Asia, have improved the conditions for increased growth in large parts of the world economy. In addition, the development in Latin America seems to be less negative than was previously feared. All in all, it is estimated that global economic growth in the current year will amount to 2.7 per cent, compared with 2.4 per cent in 1998, and will then increase next year to 3.4 per cent.

        Growth in the EU is forecast to weaken to approximately 2 per cent this year, partly as a consequence of negative contributions from net exports and changes in stocks. The slowdown appears, however, to be temporary. Favourable monetary conditions, increasing optimism about the future among firms and improved export prospects are expected to contribute to a growth of 2.6 per cent in the EU during next year.

        In the United States, a gradual slowdown in economic activity over the next few years is forecast, inter alia as a result of higher market interest rates and some increase in private saving. Some changes on the supply side of the economy, however, appear likely to have a continuing positive impact on the prospects for growth.

        Even though the outlook for the Japanese economy has improved to some extent, there are still no clear signs of a lasting recovery. Further structural reforms are essential to create conditions for better economic growth in the future.

        Despite the strengthening of the global economy, it is expected that world market growth for Swedish exports will decline overall compared with last year. The principal reason for this development is a weakening in economic activity in several important export markets. As a result of the subdued growth during the first six months of the year, it is estimated that import demand in Germany, the UK, Norway and Denmark will show significantly weaker development in 1999 than in the previous year. At the same time, some of these countries are showing clear signs of recovery. Overall, world market growth for Swedish exports is expected to diminish from approximately 7.5 per cent in 1998 to approximately 4.5 per cent this year, and then to increase next year to just over 6 per cent.

Diagram 2.1    GDP Growth in EU, United States and Japan

        Uncertainty in the assessment of international developments has decreased. The largest single risk factor in the forecast relates to the United States. To a certain extent, the favourable inflation development in the United States in recent years is accounted for by temporary factors. It is therefore not possible to rule out an increase in the inflation rate beyond the level generally expected, for example as a result of increased labour costs and rising import prices. Any such development would risk triggering a more drastic tightening of monetary policy than is currently envisaged. In addition, the development of the stock market, which may be expected to be affected by changes in monetary policy, represents an uncertainty factor in the forecast. At the same time, structural changes may contribute to a continued favourable development, with high growth and low inflation.

        An adverse development in the US economy constitutes the greatest risk to the forecast recovery in global economic activity. A course of events in the United States characterised by increased inflation, raised prime rates and a significant weakening of domestic demand would result in negative trade effects and would drive up market interest rates in the rest of the world. A substantial stock market correction would probably have a serious effect on share prices throughout the world.

2.1    Developments in Europe

The euro area

        After the slowdown in economic activity at the end of 1998 and the beginning of 1999, there are now indications of a recovery in the euro area.

        The slowdown in economic activity manifested itself inter alia in the form of a significant weakening in export growth to the euro area towards the end of last year, at the same time as there was a marked increase in stocks. This development continued during the early part of 1999.

        While the decline in export growth and the stock cycle has had a negative effect on GDP growth, this appears to have been offset to a large extent in several euro countries—including France, Spain and the Netherlands—by continued strong domestic demand. Germany and Italy were more severely affected by the reduced demand abroad, and GDP growth in these countries was negative in the fourth quarter of 1998 compared with the third quarter.

        After a steady fall in confidence among firms since the beginning of 1998, the development turned around during the spring, and firms are now more optimistic.

        Consumer confidence, which reached historically high levels at the beginning of 1999, diminished somewhat during the spring. The latest statistics indicate, however, that consumer confidence has once again risen.

Diagram 2.2    Business and Consumer Confidence in EU

        Inflation remains low in the euro area. In July, the rate of inflation was 1.1 per cent. After falling until the end of January this year, the long-term interest rate in the euro area as a whole rose by just over one percentage point to just over 5 per cent. The European Central Bank, ECB, reduced its prime rate at the beginning of April from 3 per cent to 2.5 per cent, which may be seen as a reaction to the weak development in economic activity and the low level of inflationary pressure in the euro area.

        Primarily as a result of the slowdown in economic activity in the euro area, but also due to strong economic growth in the United States, the euro has weakened against the US dollar since the beginning of the year. There has also been a weakening in effective terms. Some strengthening of the euro against the dollar has, however, been observed during the summer, partly as a result of the more favourable outlook for economic activity in the euro area.

        Overall, monetary conditions have eased during the first half of 1999 in comparison with autumn 1998, and this is estimated, in combination with a neutral fiscal policy stance this year, to have a stimulatory effect on domestic demand. Even though some increase in inflation is predicted during the forecast period, the prime rate in the euro area is expected to remain unchanged this year. As the level of economic activity increases, it is anticipated that there will be an increase in the prime rate of 0.75 percentage points during the next year.

        Despite the fact that the outlook for economic activity for the second half of the year now appears to be more favourable, it is expected that, as a result of the weak first six months, growth in the euro area will decline from just under 3 per cent in 1998 to just over 2 per cent in 1999. Both net exports and changes in stocks are expected to have a negative effect on GDP growth this year, while it is anticipated that consumption expenditure by households in particular will continue to grow strongly, as a result of rising real incomes and the continued high level of confidence in the future exhibited by households.

        While GDP growth in Germany and Italy is expected to fall to 1.5 per cent and 1.3 per cent respectively, it is estimated that the rate of growth in France, the Netherlands and Austria will fall to approximately 2.5 per cent. In Spain, Portugal, Ireland and Finland it is estimated that GDP growth will exceed 3 per cent this year.

        The strengthening of economic activity is expected to continue during the year 2000, with growth estimated at 2.7 per cent in the euro area as a whole. In the following year, the economy is anticipated to continue to grow at an annual rate of approximately 2.7 per cent. This is somewhat higher than the estimated potential growth, which is based on there being a certain amount of available capacity even after the year 2000.

        Despite the somewhat weaker growth this year, a continued reduction in unemployment during the forecast period is predicted. Public sector job-creation programmes in Germany and France will contribute to this.

        The risks in the forecast are regarded as smaller and more balanced than previously. A stronger development during the second half of 1999 and in the year 2000 cannot be ruled out. At the same time, a rise in the prime rate or an increase in long-term interest rates may come sooner and/or be larger than currently anticipated. If this is the case, this would have a restraining effect on growth during the year 2000 in particular.

The UK, Norway and Denmark

        The expected slowdown in some of the most important Swedish export markets outside the euro area—the UK, Norway and Denmark—has been borne out during the spring. These countries have been at an advanced stage of the economic cycle. The slowdown can be partly explained by the tightening of economic policy in response to signs of overheating. In addition, weak international developments have had a negative effect on exports. The conditions for a recovery have, however, improved to some extent since last spring.

        In the UK the level of economic activity declined noticeably in 1998, as the contribution from net exports fell due to the appreciation of the pound in the past few years as well as weaker international developments. At the same time, tight fiscal and monetary policy contributed to a weakening in domestic demand at the end of last year.

        The strong pound and, to a certain extent, fiscal policy are estimated to contribute to a fall in GDP growth this year to 1.2 per cent. A recovery in economic activity is anticipated in 2000-2001, due to higher export growth and strong domestic demand stimulated by easier monetary conditions and a mildly expansive fiscal policy.

        Economic activity in Norway has been slowed down by last year's significantly falling oil prices. In order to help promote a higher price for oil, Norway introduced production limits last year, and these were tightened further in the spring of this year. This has clearly reduced investment- and export growth. The fall in oil prices also contributed to a weakening of the Norwegian krone in 1998, and this in turn led to a tightening of monetary policy. This year, oil prices have risen, the currency has strengthened and the prime rate has been reduced in several stages. Since the restrictions on production will remain in force for the rest of the year, it is expected that the higher oil prices will not have a positive effect on the export figures until next year. Overall, this means that GDP growth is estimated to diminish to 0.7 per cent this year, and then to rise to just over 2 per cent in the year 2000.

Table 2.1    GDP Growth, Inflation and Unemployment

Annual percentage change

	1998	1999	2000	2001	2002
Gross domestic product
World	2.4	2.7	3.4	3.5	3.6
OECD(1)	2.3	2.4	2.2	2.1	2.2
United States	3.9	3.7	2.5	2.1	2.3
Japan	-2.8	0.3	0.2	0.7	1.2
EU	2.7	2.0	2.6	2.7	2.6
Euro area	2.8	2.1	2.7	2.8	2.7
Germany	2.2	1.5	2.6	2.7	2.5
France	3.2	2.3	2.6	2.7	2.5
Italy	1.3	1.3	2.3	2.6	2.8
United Kingdom	2.1	1.2	2.3	2.2	2.3
Nordic countries	3.2	2.6	2.6	2.6	2.6
Denmark	2.9	1.6	1.8	1.8	2.2
Finland	5.6	3.6	3.5	3.4	3.2
Norway	2.1	0.7	2.1	2.8	2.5
Consumer prices
OECD	1.4	1.4	1.6	1.7	1.8
EU	1.6	1.4	1.7	1.8	1.8
Euro area	1.3	1.2	1.5	1.6	1.7
Nordic countries	1.4	1.5	1.6	1.8	1.8
Unemployment as a percentage of labour force(2)
OECD	6.0	5.8	5.8	5.9	5.9
EU	10.5	10.1	9.8	9.7	9.6
Euro area	11.7	11.1	10.7	10.4	10.4
Nordic countries	6.7	6.1	5.9	5.7	5.5
Market growth for Swedish exports	7.4	4.2	6.2	6.9	6.9

(1)
The OECD-area refers here to 16 countries: Unites states, Japan, Germany, France, Italy, United Kingdom, Canada, Belgium, Denmark, Finland, the Netherlands, Norway, Spain, Switzerland, Sweden and Austria.

(2)
National definitions

Sources: OECD and Ministry of Finance

        After a long period of strong economic growth in Denmark, economic activity has slowed down. Export figures are forecast to continue to deteriorate, partly as a result of wage costs increasing more quickly than in other countries. At the same time, a continuing tight fiscal policy is expected to have a restraining effect on domestic demand. Overall, GDP growth is consequently estimated to fall to just over 1.5 per cent this year, and rise to slightly less than 2 per cent in the year 2000, as the general level of economic activity improves in Europe.

2.2    Developments in the United States

        In the United States, the economy has continued to develop strongly. During the first half of 1999 GDP increased by 4 per cent compared with the same period last year, and unemployment remains low, at the same time as the rate of inflation in July was a moderate 2.1 per cent. As before, household consumption constituted the principal driving force behind the strong growth. A positive development in employment and moderate inflation have contributed to a strong growth in real incomes. In addition, household confidence has remained at a high level, as rising share prices have increased household wealth. At the same time, strong domestic demand and favourable growth in productivity have helped maintain a high rate of investment. As a result of strong domestic demand and a weak development in the rest of the world, in combination with the appreciation of the dollar, net exports continued to have a substantial negative effect on growth. In response to a stabilisation in the financial markets, overheating tendencies in the labour market and the continued strong level of domestic economic activity, the Federal Reserve raised the prime rate in June and August by a total of 0.5 percentage points to 5.25 per cent. Favourable economic developments and a continued tight fiscal policy generated a budget surplus of just over 1.5 per cent of GDP in 1998.

        A number of factors indicate a somewhat lower rate of growth during the next few years. Due to higher market interest rates and a stabilisation of share prices, the household saving ratio is expected to gradually increase, which will lead to a weaker development in household consumption expenditure. At the same time, unemployment is below the level which, at least formerly, was considered to be compatible with stable wage development. With a monetary policy aimed at low inflation, a gradual rise in unemployment may be expected. Due to a relatively low level of capacity utilisation in industry, increased financing and labour costs, as well as continued strong price pressure, investment is predicted to abate. Net exports are expected to have a continued, though declining, negative effect on GDP growth over the next two years. Overall, it is estimated that GDP growth will amount to just over 3.5 per cent this year, and to approximately 2.5 per cent in the year 2000. After that, growth is expected to average just under 2.5 per cent, which is somewhat lower than the estimated potential growth.

        The strength of the US economy has continued to surprise, and a number of traditional economic relationships, such as between unemployment and inflation, seem at least temporarily to have been displaced. It is therefore difficult to assess the extent and point of time of a slowdown in economic activity. For example, it is difficult to estimate the extent to which the substantial growth in productivity in recent years is lasting, and whether changes on the supply side of the economy have resulted in some lasting changes in the relationships between growth, unemployment and inflation. A lasting or long-term change in the functioning of the economy constitutes the single most important positive risk in the forecast for the United States.

        A rate of inflation higher than expected, e.g. as a result of substantially increased labour costs, could lead to the prime rate being raised more sharply than anticipated. There is also a risk of a major correction to share prices, which are currently very high. Taken together, these constitute the most serious negative risks. In this connection, the low level of household saving represents a risk for household consumption. Reduced demand and increased labour and financing costs could cause a greater downturn in the investment rate than expected. Furthermore, the considerable deficit in the current account balance involves a risk of capital outflows, which could lead to falling share prices and, through a depreciation of the US dollar, increased inflationary pressure and a further tightening of monetary policy. The possibility that the US economy may develop considerably less strongly than forecast therefore cannot be ruled out, and this would also have negative effects on the rest of the global economy.

2.3    Developments in Asia and Latin America

Japan

        The slowdown in the Japanese economy started during the third quarter of 1997 and worsened during 1998. GDP fell by 2.8 per cent last year. However, following the significant slowdown of the past two years, the Japanese economy showed signs of the commencement of a recovery in the first half of this year. The fiscal stimulatory measures adopted by the Japanese government and the restructuring programme for the banking sector, in combination with an expansive monetary policy, are considered to have contributed, at least in the short term, to stabilising the economy and improving confidence among households and firms.

        During the forecast period, the investment rate is however estimated to remain moderate, since firms are expected to continue to adjust production capacity to the weak demand situation, which in turn is expected to mean a continued rise in unemployment. In July, unemployment was 4.9 per cent, which is the highest figure ever recorded. This development is expected to offset the weak recovery in household consumption that took place in the spring and summer. The outlook for the Japanese economy thus continues to be uncertain. The positive signs that have been observed do not guarantee a sustainable economic recovery. Overall, growth is expected to be 0.3 per cent this year and 0.2 per cent next year.

        It is forecast that fiscal policy will continue to be directed at supporting demand. Further stimulatory packages are expected to be announced during the autumn. At the same time, it is estimated that the direction of monetary policy will remain expansive as long as concerns about deflation remain.

        A prerequisite for lasting long-term recovery is that confidence among households and firms improves in the future. Continued restructuring of the financial sector and further structural reform is needed in order to strengthen confidence among households and firms. The government's long-term handling of the growing deficit in public finances is also significant in this connection.

The rest of Asia

        The recovery in Asia is becoming ever more evident. The majority of economies are expected to show positive growth figures for 1999. Significant variations exist, however. South Korea is showing the fastest recovery, while the development in Indonesia is weak, largely due to reform being delayed by political factors. Increased national and international confidence, with larger capital inflows and expanding export volumes, are having a positive effect on growth in the region. Other factors behind the recovery include financial stabilisation, lower inflation, less stringent monetary policy and expansive fiscal policy. Furthermore, the export sector is benefiting from a rise in external demand in the electronics sector, at the same time as there are clear signs that household demand is also increasing, particularly in South Korea. For the region as a whole, GDP growth is expected to be 4.5 per cent this year and just over 5.5 per cent in the year 2000.

        A prerequisite for lasting recovery is the continued efforts to strengthen the financial sector. If the reform of the corporate sector is delayed, growth risks being weaker than expected during the forecast period.

        The development of the Chinese economy constitutes, however, the greatest risk factor in the region. Growth is expected to decline during the next few years despite major public sector investments. The need for reform of the state-owned corporate sector, banks and the financial sector is still large. The risk of a devaluation of the Chinese renminbi remains. However, the effects are no longer expected to be so severe on the other Asian countries, whose economies are now considered to be more stable.

Latin America

        The recession in the Latin American economies is expected to turn to positive growth next year, although there are considerable differences between countries. The rapid recovery of the Brazilian economy has had a positive effect on the region. Foreign investment has once again increased, and this has allowed an easing of monetary policy in several countries. Commodity prices remain low, however, and this has acted as an obstacle to recovery. Oil-producing countries, including Mexico, are, on the other hand, benefiting from rising oil prices.

        After a mild recession this year, Brazil's GDP is expected to show positive development at the beginning of next year. The rapid recovery in Brazil is partly due to inflation increasing less than was feared. The prime rate has been reduced in several stages, and further reduction is anticipated this year.

        For the region as a whole, GDP is forecast to decline by 0.3 per cent this year, while growth of 3.5 per cent is expected in the year 2000. The main uncertainty factor for recovery is renewed turbulence in the world financial markets. Another risk factor is the increasing uncertainty regarding economic policy in the run-up to presidential elections in several countries.

2.4    Developments in Russia and the Rest of the Baltic Region

Russia

        The Russian economy has developed rather more favourably than expected, despite the fact that the crisis in public finances remains essentially unsolved. A tight monetary policy has dampened inflation, and this has allowed some degree of stabilisation. The surplus in the current account balance has grown as a result of higher oil prices and reduced imports following the substantial depreciation of the rouble last year. Against the background of positive net exports and, to a lesser extent, increased industrial output, the decline in GDP is expected to be moderate in 1999, at approximately -1 per cent. Some recovery is anticipated in the year 2000.

        Estonia, Latvia and Lithuania have been visibly affected by the Russian crisis. Despite dampened growth, their current account balances remain in substantial deficit. The Baltic economies are, however, expected to show early signs of recovery during the second half of 1999. GDP growth in the three countries is expected to be just over 1 per cent, and to rise to almost 5 per cent in the year 2000.

        The high rate of growth in Poland since 1992 was interrupted by the emergence of the crisis in Russia, when the need for structural reform was highlighted. However, the inflow of foreign direct investment is still substantial. During 1999, GDP growth in Poland is forecast at 3.5 per cent, while growth next year is expected to rise to approximately 5 per cent as a result of increased export activity.

2.5    Swedish World Market Growth

        As a result of relatively weak growth in several important export markets during this year, the conditions for Swedish exports for 1999 as a whole are estimated to worsen compared with last year. In view of the expected recovery in global economic activity, the outlook for the next few years is brighter than for this year. World market growth, which is a trade-weighted average of the import growth of manufactured goods in Sweden's markets, is expected to fall from approximately 7.5 per cent in 1998 to just over 4 per cent this year, and then to increase to just over 6 per cent in the year 2000. The primary underlying explanation for the brighter outlook in the year 2000 is the anticipated recovery within the EU.

3    Capital Markets

        Swedish and international long-term interest rates have increased significantly since the end of spring. Brighter global prospects for growth and an associated re-evaluation of inflation risks in Sweden and internationally are the main factors behind this development. The global rise in interest rates and the increased credit risk premium have been augmented by a rising demand for credit and increased private borrowing due to a strong increase in economic activity, especially in the United States, and by an increasing uncertainty regarding future inflation. Most of the rise in interest rates is considered to be lasting.

        Prices in the financial markets reflect a more optimistic outlook than previously of economic developments in Europe and continued surprisingly strong growth in the United States. In addition, the market has currently made a more positive assessment of Japanese economic prospects compared to a few months ago. This development means that the differences in economic activity between the euro area and the United States in the near future appear to be diminishing. This has contributed to a smaller differential in long-term interest rates, while at the same time the weakening trend in the euro has been broken.

        Good growth prospects for Sweden have affected expectations in respect of monetary policy. As resource utilisation increases over time, inflationary pressure is expected to increase, which will presumably cause the Riksbank to shift towards a less expansionary monetary policy. However, the credibility of the Swedish low inflation regime has created conditions to limit the increase in inflation and interest rates.

3.1    Global Developments

        In early 1999, many countries reported historically low levels for long-term interest rates. The low yields were the result of a global economic slowdown, a low international pressure on prices and the adoption of expansionary monetary policies around the world to counteract the risks of a credit squeeze and deflation. By the end of 1998, financial turbulence began to subside and volatility in financial markets was significantly dampened. The majority of industrial countries affected by the Asian crisis are now on the road to recovery.

        The United States has continued to develop at a surprisingly strong rate. Against this background, there has been a continual increase in the US long-term interest rates during the year. The yield on the ten-year Treasury bond was nearly 6.0 per cent in early September, which is 1.3 percentage points higher than at the beginning of the year. The US Federal Reserve raised the key interest rate by 0.25 percentage points in both June and August, due to, among other things, a tight labour market.

Diagram 3.1    10 Year Government Bond Yields

        Strong US growth has been accompanied by increased private borrowing. Significant demand for credit has generated a relatively high number of offerings of corporate bonds in 1999. The majority of new issues are planned for the first three quarters of the year, primarily to reduce the risk of liquidity problems in connection with the turn of the new millennium. At the same time, the surplus in public finances has led the US federal government to begin repurchasing Treasury bonds. Thus, the relative supply has changed substantially.

        The portfolio adjustments that have been made in connection with the re-evaluation of global growth prospects and monetary policy increased caution among investors. By the end of the summer, the increase in risk aversion together with the strong rise in US private borrowing produced a rapidly widening gap in the credit spreads, i.e. the difference in the cost of borrowing between the central government and less creditworthy borrowers such as firms and mortgage institutions. Even if the reasons for this development are to be found elsewhere, it should be noted that these credit spreads occasionally have attained the same levels that prevailed during the financial turbulence last autumn.

Diagram 3.2    US Credit Spread 1999

        Increasingly optimistic growth prospects and expansionary monetary policies have bolstered the global development in share prices this year. Profit expectations have been high, especially in the IT sector, and this has contributed to share prices rising to record high levels on several of the world's major stock exchanges. The development in share prices has recently been dampened as market interest rates, especially interest on corporate loans, increased during the year.

Diagram 3.3    Stock Exchange Developments 1999

        The rapid upturn on stock exchanges, especially in the United States, contains a risk component. It could be questioned whether some shares are reasonably priced in relation to what may be considered to be realistic future profit expectations in the firms. Even if there is no unambiguous method to determine whether share prices are on average overvalued, several studies indicate that at least the US stock exchange is very highly valued in relation to reasonable profit prospects. On the other hand, the historically high level of US productivity growth and the probably lasting lower level of real interest rates may dampen the risk of a significant fall in share prices. However, the probability of a strong correction in share prices is by no means negligible. A significant fall in share prices would have a dampening effect on demand.

        Higher US treasury yields in combination with improved prospects for the level of economic activity in Europe have led to increases in European bond yields. The anticipated recovery in the euro area has led to a convergence of the differences in anticipated monetary policies. However, inflation prospects in the euro area suggest a relatively moderate tightening in monetary policy by the ECB in coming years. The ECB is not expected to begin raising the key interest rate from the current level of 2.50 per cent until the year 2000.

Diagram 3.4    USD/EUR and Interest Rate Spread between the US and Germany 1999

        The euro has been in a weakening trend towards parity in relation to the dollar, which was primarily due to diverging growth prospects. The trend was broken in the summer when the euro reached its lowest rate against the dollar at 1.01, but it has strengthened slightly since then, partly due to the brighter economic outlook in the euro area.

        There are also a number of positive signs in the Japanese economy, which have contributed to a weak rise in long-term interest rates. Monetary policy is still characterised by short-term interest rate levels close to zero. As the outlook for growth prospects becomes less pessimistic, there has been a break in the trend of extensive capital outflows from Japan. This diminishing outflow has contributed to rising share prices, an appreciation in the currency and may also partly explain the increase in interest rates in the United States.

3.2    Developments in Sweden

        The interest rate on Swedish ten-year government bonds has increased by approximately 1.6 percentage points since the beginning of the year and is presently at 5.7 per cent. Interest rates on mortgage bonds and mortgages have increased even more. Interest rates on five-year mortgages have increased by approximately 2 percentage points during 1999. The recent rise in market interest rates is primarily attributable to the improved Swedish and global economic prospects. This rise is expected to become essentially lasting. However, the credit risk premium may decline slightly.

Diagram 3.5    Interest Rate Developments, Sweden

        Less willingness to assume risk and an internationally widening credit spreads have had repercussions on market valuations of Swedish financial instruments such as interest-bearing securities. The rise in Swedish bond yields at the end of the summer was significantly higher than in Germany. Widened interest rate differentials in relation to other countries are not unusual in periods of growing uncertainty and, thus, increased risk aversion among investors. Investors avoid what they consider to be less secure and less liquid securities. Moreover, interest rates on less creditworthy domestic assets, for example corporate and mortgage bonds, have increased more than the yield on government bonds. The large volatility in credit markets during the summer has now subsided. The interest rate differential between mortgage bonds and government bonds has narrowed slightly, but it remains at a high level. The credit institute Moody's raised its credit rating for Sweden in August, which was a confirmation of increased international confidence in Swedish credit markets.

        Expectations for monetary policy have been revised as the prospects for economic activity have brightened. There was speculation as late as in the spring regarding further interest rate cuts. The market has already factored in a tightening of monetary policy for the current year. These changed expectations could be viewed in the context that the Riksbank's assessment of inflation in June was already in line with the target. Growth prospects have been subsequently revised upward.

Diagram 3.6    Interest Rate Differentials, Sweden

        Economic policy reforms such as the establishment of an independent central bank, the new budget process and a strengthening of public finances have all contributed to establishing the credibility of the low inflation regime in Sweden. Increased competitive pressures, membership in the EU, and deregulation are further factors that indicate that inflationary tendencies have become weaker. Hence, increases in interest rates due to changes in the level of economic activity ought to be relatively limited in the future.

        During the year, movements in the Swedish krona have mainly reflected the movements of the dollar relative to the euro. As the dollar appreciated against the euro in the spring, it also appreciated significantly against the Swedish krona, while the price of the krona remained relatively stable in relation to the euro. Expectations of stronger economic growth and a restrictive monetary policy with continued low inflation have strengthened the krona in recent months. The purchase of Swedish companies by foreign interests may also have contributed to the appreciation in the krona this year. Overall, the krona has strengthened by just over 5 per cent in 1999 against a competitively weighted TCW index.

Diagram 3.7    The Swedish Krona against TCW and the Euro

        The current account balance showed a surplus in both 1998 and the first six months of 1999. The surplus for the first six months of this year was somewhat lower compared with the same period in 1998. The balances from the current account and capital transfers correspond by definition to the balance in the financial accounts so that the balance of payments totals zero (see Table 3.1). The statistics are uncertain since there is a large residual item; however, a major part of this item can probably be assigned to the item other capital.

        The outflow of currency from portfolio investments has been relatively large during the first six months of the year. The major portion of the outflow can be found among stocks and was five times larger in the first six months than for the whole of 1998. At the same time, the reporting of direct investments in the form of extensive corporate acquisitions by foreign interests showed a significant inflow in 1999. The statistics for trade in portfolio shares and direct investments both reflect several corporate deals that took place in the first six months of the year, the great majority of which refer to the merger of Astra and Zeneca and Ford's purchase of Volvo's car division.

Table 3.1    Balance of Payments

Flows, SEK billions

	1998	1999(1)
Current account	36.4	12.9
Capital transfers	6.4	-5.5
Financial account	21.5	-15.8
Direct investments(2)	-26.7	346.3	(3)
Portfolio investments(2)	-123.4	-341.4	(3)
Debt securities(2)	-61.5	-35.8
Swedish(2)	19.0	-3.1
Foreign	-80.5	-32.7
Equities	-61.8	-305.6
Swedish	-2.8	-44.7
Foreign	-59.0	-260.9
Financial derivatives	-10.5	6.3
Other investment(2)	208.3	-25.7
Reserve assets	-26.2	-1.4
Net errors and omissions	-64.3	8.4

(1)
Until June

(2)
Limited compatibility over time due to new definitions from Oct. 1997.

(3)
The mergers between Astra and Zeneca and Ford and Volvo account for approx. 300 billion krona.

Source:  Riksbank

        There has been a historical correlation between movements in the krona and the sum of the current account balance, capital transfers, direct investments and portfolio shares. In 1998, this measure showed an outflow of SEK 46 billion. During the first six months of 1999, the same measure generated an inflow of SEK 48 billion. This inflow may have contributed to the appreciation of the krona during 1999.

        The OMX index of the Stockholm Stock Exchange has experienced an increasing trend since October 1998. Measured by the same index, Swedish share prices have increased by more than 20 per cent during the course of 1999, which is comparable to the rise in share prices in the United States. The development in the Stockholm Stock Exchange has been stronger than the European average for 1999. Current levels are higher than the levels that prevailed prior to the temporary, but strong, correction that was an outcome of the financial turbulence in the third quarter of last year. The rise on the stock market has been supported by a global economic recovery, increased stability in financial markets and low interest rates.

3.3    Interest and Exchange-Rate Assumptions

        The interest and exchange-rate assumptions largely reflect the assessment of future levels of economic activity in Sweden and internationally. Growth prospects for the Swedish economy are good while inflation is low and is forecast to develop in line with the Riksbank's inflation target. The current account balance and public finances indicate surpluses for the coming years.

        The recovery of the Swedish economy is expected to lead to some increase in inflationary pressure as resource utilisation gradually increases. However, the effects on market interest rates should be relatively limited due to the high credibility of the price stability goal and relatively low inflationary pressure. The interest rate for ten-year Swedish government bonds is assumed to be 5.3 per cent at the end of 1999 and 5.5 per cent at the end of the year 2000.

        Monetary policy in Sweden is anticipated to shift to a less expansionary direction in coming years. The rise in inflation will be limited by a credible inflation target, restrained wage increases, low international inflationary pressure and lower inflationary tendencies than in the past as a result of increased competitive pressures and deregulation. The Swedish economy should be able to manage a period of high growth without repeating the historical pattern of high inflation.

        It is assumed that the US Federal Reserve will raise the key interest rate by a further 0.25 percentage points during 1999, and subsequently adjust monetary policy to the anticipated slowdown in the United States. Current long-term interest rates are believed to be close to their maximum levels.

        In the light of the economic recovery in the euro area, it is assumed that the ECB will raise the key rate by a total of 0.75 percentage points in the year 2000 and by a further 0.5 percentage points in 2001, which taken together, represents a relatively moderate tightening. Bond yields are assumed to increase slightly over time, even if a calmer market later in the autumn may provide some scope for a reduction in interest rates in the coming months. The interest rate spread between Sweden and Germany on 10-year government bonds, which in recent time has been relatively high and volatile, is estimated to be about 0.5 percentage points at the end of the year, i.e. somewhat lower than the current level. The spread is expected to narrow to 0.2 percentage points over time.

        Some slowdown in the US economy in the near future will mean that developments in the level of economic activity in relation to the euro area will be less divergent. As monetary policy subsequently becomes more similar, contemporaneous with the very large deficit in the US current account balance, the euro is estimated to gradually strengthen against the dollar in coming years. Strong growth in the Swedish economy based on an initially undervalued krona is assumed to contribute to strengthening the krona in the long-term to 118 in terms of the TCW index. It is assumed that the Swedish krona will fluctuate around 8.70 relative to the euro in the future. The relatively strong appreciation of the krona relative to the dollar is related to the expected depreciation of the dollar in relation to the euro.

Table 3.2    Interest and Exchange Rate Assumptions

Final entry for each year

	1998	1999	2000	2001	2002
Repo rate	3.4	2.9	3.8	4.0	4.3
6-mth interest rate	3.5	3.3	4.0	4.3	4.6
5-year interest rate	3.8	4.7	5.0	5.0	5.0
10-year interest rate	4.2	5.3	5.5	5.4	5.2
Spread SEK-DEM, 10 yr	0.4	0.5	0.4	0.3	0.2
6-mth DEM EURIBOR	3.3	2.9	3.7	4.0	4.5
TCW index	130	123	121	118	118
SEK/USD	8.10	8.00	7.60	7.00	7.00
SEK/EUR	9.50	8.70	8.70	8.70	8.70

Source: Ministry of Finance and Riksbank

4    Foreign Trade

        This year, the Swedish export industry has faced a weaker global economy than in 1998. Despite this, exports of goods have grown unexpectedly well during the first six months of this year, thanks to a high demand for certain goods that are less sensitive to cyclical fluctuations. Falling relative prices during 1999 will also improve the competitive situation. During this autumn and next year, the global economy is expected to strengthen and generate increased investment activity, which will benefit Swedish exports. The export industry is expected to gain market shares in both 1999 and 2000. It is estimated that total exports will consequently rise by 5.0 per cent and 6.7 per cent respectively. Looking ahead, a stronger krona is expected to reduce competitiveness. In a medium-term perspective, exports are estimated to rise at a somewhat slower rate than international demand for processed goods.

        Import growth slowed down in the early part of 1999. This is partly explained by a reduction in investment in stocks compared with the previous year, as well as by the fact that exports have largely been dominated by goods with a low import content. Some increase in stocks is expected at the end of 1999 and in the year 2000. In combination with favourable growth in exports and investments in machinery, this will contribute to an increase in growth in imports.

        The growth in trade in goods will result in a very large surplus in the trade balance in both 1999 and 2000. As a consequence, the current account balance is expected to be equivalent to approximately 1.5 per cent of GDP per year during the forecast period.

4.1    Exports of Goods

        Despite the crisis in Asia, Swedish exports of goods showed favourable development during 1998. Exports to the crisis-affected Asian countries(1) and to Japan fell by slightly less than 40 per cent last year, and this lowered Swedish export growth by slightly more than two percentage points. Even so, exports of goods rose by just under 7 per cent, due to strong demand in Europe. In early 1999, the growth in exports varied considerably between different markets. Demand was very subdued in a number of traditional trading countries in western Europe. In addition, exports to Russia and to several of the previously crisis-affected countries in Asia continued to decline. Exports to South Korea have, however, begun to rise at a favourable rate. In the United States, Sweden's third largest export market, demand for Swedish goods has also shown good growth. The strongest growth in demand has been in markets which individually are less significant for total Swedish exports, such as Spain, Portugal, Greece, Mexico and China. Overall, these markets have contributed substantially to the fact that Swedish exports have developed well despite the weak level of economic activity in a number of important export markets. According to preliminary statistics from the National Accounts for the first half of the year, exports of goods rose by 5.7 per cent compared with the same period in 1998.

(1)
These countries include the Philippines, Indonesia, Malaysia, South Korea and Thailand.

Diagram 4.1    Swedish Export Growth to Selected Regions

        A consequence of increased diversification of countries to which goods are exported is that the sensitivity of exports to regional economic crises is reduced. Last year, 75 per cent of the total Swedish exports of goods went to 14 OECD countries(2), but this share has fallen somewhat during the 1990s (see Diagram 4.1). The expansion has instead been particularly strong in respect of exports to Asia, although this share fell back last year as a result of the crisis in the region. Continued global integration and trading specialisation are factors that suggest that the increased diversification of Swedish export markets will continue.

(2)
The OECD 14 are: the United States, Japan, Germany, France, Italy, the United Kingdom, Canada, Austria, Belgium, Denmark, Finland, the Netherlands, Norway and Switzerland.

Table 4.1    Exports and Imports of Goods and Services

	SEK, billion	Percentage change in volume					Percentage change in price
	1998	1998	1999	2000	2001	2002	1998	1999	2000	2001	2002
Exports of goods	681	6.9	5.2	6.6	5.2	5.3	-0.5	-1.7	0.1	0.4	0.9
Processed goods(1)	599	8.3	5.9	7.2	5.5	5.5	0.2	-1.8	-0.2	0.5	1.0
Exports of services	135	7.0	4.0	7.0	3.5	3.5	1.2	0.5	-1.4	1.4	1.6
Total exports	816	6.9	5.0	6.7	5.0	5.0	-0.3	-1.3	-0.1	0.5	1.0
Imports of goods	537	9.3	2.5	6.8	5.4	5.4	-1.2	0.6	-0.3	-0.3	0.3
Processed goods(1)	451	10.8	3.0	7.8	5.5	5.5	0.6	-0.1	-0.6	-0.3	0.3
Imports of services	168	11.0	5.2	8.0	4.5	4.5	2.6	1.8	0.1	0.0	0.8
Total imports	705	9.7	3.2	7.1	5.2	5.2	-0.3	0.9	-0.2	-0.3	0.4

(1)
Exports and imports of processed goods are reported in accordance with SNI classifications.

Sources: Statistics Sweden and Ministry of Finance

        Swedish exports are estimated to have risen more rapidly than global market growth for processed goods during the early part of the year. Strongly rising demand in a few knowledge-intensive industries has compensated for weak demand in sectors that are more sensitive to economic fluctuations. So far this year, growth in exports has been largely attributable to increased exports of trucks, telecommunication products and pharmaceuticals. Intermediate goods, as well as machinery and equipment, on the other hand, have been hit hard by the low level of global industrial activity, with its accompanying adjustment in stocks and weak investment activity in important export markets.

Table 4.2    Contribution to Export Growth

Percentage points

	1995	1996	1997	1998	1st q. 1999
Telecommunication products	3.9	3.7	3.5	1.8	3.3
Motor vehicles	3.2	-0.9	0.9	2.1	2.6
Pharmaceuticals	-0.2	0.6	0.6	0.6	0.9
Others	7.2	1.1	7.0	2.4	-2.5

Total exports of goods	14.1	4.5	12.0	6.9	4.3

Sources: Statistics Sweden and Ministry of Finance

        The so-called knowledge-intensive sectors of the export industry have increased their share of the exports of goods during the 1990s from approximately 50 per cent to approximately 60 per cent. An increased proportion of goods for which demand is estimated to continue to significantly rise, means that the product mix in Swedish exports has become more favourable, and that the conditions for good growth has been reinforced. Swings in demand within the more cyclically dependent sectors of the export industry will also have an ever-decreasing impact on total export development. Structural transformation, together with the competitive advantages gained as a consequence of the weak krona in recent years, have helped the export industry to regain market shares that were lost during the second half of the 1980s and the early 1990s.

        As a consequence of the weak developments in important export markets during the first half of this year, the global market growth for processed goods is expected to slow to just over 4 per cent in 1999. Next year it is anticipated to exceed 6 per cent as demand strengthens in major trading countries. There are signs of an imminent improvement in economic activity in western Europe, and growth in the United States is expected to continue to be good, though it will slow down slightly in the near future. In Asia, economic activity is forecast to strengthen next year, contributing to a rise in demand for intermediate goods and an increased need for investment.

        As global industrial activity improves, it is also expected that the composition of demand will become more advantageous as far as the Swedish export industry is concerned, and this will bring about a broader rise in export growth. The picture of a marked improvement in the previously weak inflow of orders within large sections of the intermediate goods and investment goods industries, as well as continued strong demand in the hitherto successful industries, is confirmed in Statistics Sweden's order statistics up to the end of June, and the National Institute of Economic Research's Business Tendency Survey for Manufacturing and Mining from July 1999.

        Swedish export firms are considered to have favourable opportunities to establish competitive prices during the forecast period. Over a number of years, good growth in productivity has compensated for rising wage costs, and this has kept profit margins at a relatively high level. The price behaviour of firms so far this year indicates that they are prepared to utilise the relative weakness of the krona to take market shares. Thus, it is estimated that the export industry will reduce the prices of processed goods in foreign currency this year more than competitors. The rise in global demand, which is in its early stages, has caused prices to begin to turn upwards on world markets. Swedish exporters are, notwithstanding, expected to reduce prices in Swedish currency as a result of the anticipated strengthening of the krona. However, it is not anticipated that they will be able to compensate fully for the appreciation, and this will lead to a rise in the relative prices of Swedish export goods. The lingering effects of falling relative prices over several years, as well as an otherwise favourable competitive situation, implies that the effects of a price-related deterioration in competitiveness will mainly be felt in the medium term.

        Overall, it is estimated that the export industry will be able to increase market shares during both 1999 and 2000 as a consequence of continued strong demand for some goods that are less sensitive to cyclical fluctuations, increased international investment activity as the level of economic activity in Europe strengthens, and low relative prices. Swedish exports of goods are therefore expected to rise by 5.2 per cent this year and by 6.6 per cent next year. In the medium term, competitiveness is expected to worsen as a result of an anticipated strengthening of the krona. Consequently, exports of goods are estimated to rise during 2001 and 2002 by just over 5 per cent, which is slightly lower than the forecast world market growth.

Diagram 4.2    Swedish Exports of Processed Goods

4.2 Imports of Goods

        Imports of goods increased by slightly more than 9 per cent in 1998 and by slightly more than 10 per cent in 1997, measured as an annual average. The high import growth over these two years is, to a large extent, attributable to the fact that exports and investments in machinery, which both have a high import content, increased considerably. Household consumption of durable goods also rose during this period and contributed to the high growth in imports of goods. After two years of relatively strong import growth, Swedish imports of goods weakened during the early part of this year. This has taken place despite a strong increase in exports. The weak growth in imports during the first half of the year can be explained by destocking within retailing and wholesaling, as well as in manufacturing and mining, and by the fact that Swedish exports of goods have been dominated by goods with a low import content. In addition, the provision of personal computers to staff, which firms can offer due to special tax rules, led to a sharp increase in the imports of computers in 1998. During 1999, on the other hand, imports of staff computers have declined significantly.

        During the second half of 1998, international prices fell, at the same time as the Swedish krona weakened substantially. Overall, this led to a rise in the import prices of goods. So far this year, the Swedish krona has appreciated, and this has implied that import prices of goods excluding energy-related products have fallen, despite the fact that international prices have begun to rise. The krona is expected to strengthen further, and this will contribute to a continuing gentle decline in import prices even though an upswing in global prices is expected.

        During the latter part of 1999 and during 2000, it is predicted that the composition of demand will shift in part towards goods with a higher import content, as both exports and investments in machinery increase more rapidly. A certain amount of stockbuilding is also forecast. The weak growth in imports of goods in the first half of 1999 is expected to revert to a trend more in line with how exports, investments and household consumption expenditure will develop in the future. Overall, this means that import growth will accelerate. Imports of goods are expected to rise by 2.5 per cent in 1999 and by 6.8 per cent in the year 2000. In the first years of the new millennium, it is assumed that imports will develop as they have done historically, which means that imports of goods will increase rather more rapidly than import-weighted demand. Total imports of goods will grow at approximately the same rate as exports of goods, i.e. by just over 5 per cent per year.

4.3    Trade in Services

        As in the past few years, foreign trade in services is expected to make a negative contribution to GDP growth during the forecast period. According to the National Accounts for the first half-year, exports of services increased by just over 4 per cent compared with the same period last year. Imports of services increased by just under 6 per cent in the same period. Accordingly, both exports and imports of services have grown more slowly than they did last year, when they increased by 7 per cent and 11 per cent respectively.

        Households' strong increase in real disposable income is estimated to contribute to increased expenditure in connection with foreign travel. Since foreign tourism in Sweden is expected to show less of an increase, net travel will deteriorate during the forecast period. The deterioration in net travel so far this year has, however, been less dramatic than in recent years. In the future it is anticipated that the expected strengthening of the krona will limit the increase in the deficit. Trade in "other services", which include consulting and insurance, showed a larger deficit this year than during the first half of 1998. The main increases in the early part of the year were seen in legal services, accounting and marketing. Trade in computer services has also expanded, and shows a slightly increased deficit. The deterioration in net services has been restrained to some extent as the low level of imports of goods has led to a reduction in the import of certain services that arise in connection with the trade in goods, such as commission. During the remainder of the forecast period, it is expected that total imports of business-related services will rise more rapidly than exports of these services.

        Overall, it is expected that exports of services will increase by 4 per cent this year and by 7 per cent next year, while imports will increase by 5.2 per cent and 8 per cent respectively during the same period.

4.4    Current Account Balance

        The current account balance is expected to show a surplus equivalent to approximately 1.5 per cent of GDP per year during 1999 and 2000, which is largely explained by the expected development in the trade balance. The surplus in the trade balance has exceeded 7 per cent of GDP every year since 1995. During 1999, the surplus in the trade balance is estimated to rise further as a result of the weak development in imports and relatively strong growth in exports. In the near future, the import of goods will pick up again. It is estimated that the surplus in the trade balance will rise still further next year, since exports will increase from a higher starting value and import prices are anticipated to fall more than export prices.

Diagram 4.3    Selected Items of the Current Account Balance

        The services balance, on the other hand, is expected to show a steadily increasing deficit, as a result of imports of services growing more rapidly than exports of services, in accordance with the discussion on trade in services in section 4.3.

        In connection with the rise in the level of economic activity, it is anticipated that interest rates will rise both in Sweden and abroad. Thus, net interest is expected to show a larger deficit during the years covered by the forecast than last year, since Sweden has a net foreign debt. The relatively weak krona in 1999 will also lead to higher net payments this year. Next year, the effects of rising interest rates will be dampened by an anticipated appreciation.

Table 4.3    Current Account Balance

SEK, billion

	1998	1999	2000	2001	2002
Trade balance	139.9	146.0	157.0	169.5	183.3
Exports of goods	676.6	699.7	747.0	—	—
Imports of goods	536.7	553.7	590.0	—	—
Services balance	-30.3	-36.1	-42.9	-44.1	-46.8
Transportation	4.6	4.5	4.5	—	—
Travel	-28.1	-30.8	-33.0	—	—
Other services	-6.9	-9.8	-14.4	—	—
Wages	-2.5	-2.6	-2.8	-3.0	-3.0
Investment income	-43.4	-54.1	-49.9	-43.0	-37.0
Net interest	-65.5	-66.5	-65.9	—	—
Direct investment	28.0	13.0	16.0	—	—
Income on equity	-5.9	-0.6	0.0	—	—
Current transfers	-27.3	-26.2	-27.4	-28.0	-29.2

Current account	36.4	27.1	34.1	51.4	67.4

Capital transfers	6.4	-4.0	0.0	0.0	0.0
(1)Net lending, per cent of GDP	2.3	1.2	1.7	2.4	3.0

Note: The current account balance is reported in accordance with Riksbank definition.

(1)
Net lending amounts to the current account balance plus net capital transfers.

Sources: Riksbank and Ministry of Finance

        The return on Swedish direct investments abroad has been greater in the 1990s than the return on foreign investments held in Sweden. The surplus is, however, expected to fall markedly this year. Although it will improve slightly with the global recovery next year, it will remain at a level considerably below that of 1998. The reason for the change in the level is the recent wave of mergers and sales of Swedish companies to foreign companies. These deals mean that profits of the former Swedish companies will from now on be recorded as foreign net lending in the balance of payments statistics. This will have a negative impact on the Swedish current account balance. The effects of the merger between Zeneca and Astra will be particularly great, since high profits are involved. The current account balance will be strengthened to some extent by the increase in the net yield on share portfolios, since Swedes will receive more dividends from foreign companies in the future. The total effect on the current account balance will be unequivocally negative. At the same time, there will be a corresponding improvement in the item direct investment in the financial balance (see Table 3.1). No allowance has been made for any effects on the current account or the financial account that may arise as a result of changes in strategies attributable to foreign ownership.

        In addition to the above-mentioned positive effects on share yields, net yields on share portfolios are also expected to improve in the near future since Swedes for several years have tended to buy foreign shares to a greater extent than foreigners buy shares in Sweden. The fact that both the Swedish ownership of foreign shares and the foreign ownership of Swedish shares have increased in recent years can be seen partly as a result of increased international integration and deregulated capital markets.

        Current transfers are dominated by Sweden's net payments to the EU and aid to developing countries. On the assumption that the EU's supplementary budget is adopted during the autumn, the exchange rate correction of the contribution for 1999, which should have taken place in 2000, will be brought forward to this year. This will make the contribution this year lower than expected in the Government Spring Bill. A further adaptation to the EU's accounting principles for gross national income, which forms the basis for the EU contribution, is provisionally estimated to signify that the contribution will be approximately SEK 200 million higher per year from now onwards. In addition, there will be a retroactive payment relating to outcome corrections of approximately SEK 1 billion, which will be made during the year 2000. The aid Sweden pays to developing countries is also expected to be somewhat higher next year than this year. Taken together, it is expected that the net of current transfers will show a lower deficit in 1999 than last year. Thereafter, the deficit will rise gradually until 2002.

        Net lending, which is made up of the final figure for the current account balance and net capital transfers, is expected to be lower this year than the current account surplus. A contributory reason for this is that Astra, in connection with its merger with Zeneca, made an R&D related payment of several billion krona to another company in compensation for a previous contract.

        After the turn of the new millennium, it is estimated that net lending will rise as a proportion of GDP. The established target of a 2 per cent surplus in the public finances over the economic cycle will contribute to ensuring that net lending remains positive.

5    Business Sector Output

        Business sector output has increased significantly so far this year despite some slowdown within manufacturing and mining. The private services sector grew by 5 per cent during the first half of the year and employment rose markedly during this period.

        Strong investment activity and the upturn in household consumption have meant that most industries within the services sector are expected to grow at a favourable rate this year. The very strong growth in output within corporate services is aided by the conversion work relating to the turn of the millennium. The expansion within the private services sector is expected to continue next year, albeit at a slower rate. Both private and general government consumer demand are weakening slightly at the same time as the growth in investment activity is moderating. It is assessed that more marked output growth within the private services sector will, to a certain extent, be limited by certain restrictions in supply. This applies, among other things, to consulting, where shortage instances have already arisen.

Table 5.1    Business Sector Output

Percentage change in volume

	1997	1998	1999	2000	2001	2002
Agriculture, fisheries and forestry	7.5	-3.4	1.0	2.0	—	—
Manufacturing and mining	4.9	4.0	3.5	4.5	2.9	2.4
Electricity, gas, thermal and hydropower	2.0	2.3	0.0	-1.0	—	—
Construction	-5.5	3.3	4.6	5.5	—	—
Business sector services	3.0	2.6	4.6	2.9	—	—
Total business sector	3.2	2.9	4.0	3.3	2.5	2.2

Sources: Statistics Sweden and Ministry of Finance

        Industrial activity was relatively weak at the start of the year as a result of a slowdown in some of Sweden's largest markets and a reversal in the domestic stocks situation. A relatively strong upturn in industrial activity is expected in the near future as a consequence of increasing European growth and stronger demand for traditionally important Swedish export commodities.

        Strong construction activity is foreseen for the entire forecast period. A gradual recovery mainly within residential construction and also the rapid expansion within the business sector will contribute to very substantial growth in output. However, this upturn will be hampered next year by emerging bottlenecks in the construction sector.

        During the years 2001 and 2002, the growth in business sector output is forecast to subside as full capacity utilisation is reached. Industrial output is estimated to increase at a slightly faster rate than the business sector average as a result of the relatively rapid growth in productivity.

5.1    Manufacturing and Mining

        In spite of the negative effects of the Asian crisis, manufacturing and mining output rose last year by 4 per cent, measured as an annual average. However, the weak developments in Asia and also in some of Sweden's most significant export markets in Europe resulted in a considerable slowdown in industrial activity during the course of 1998. Towards the end of the year, output stagnated and prices fell significantly. Furthermore, the weak level of demand gave rise to an involuntary increase in stocks within large parts of the manufacturing and mining sector. Consequently, production prospects for 1999 weakened further.

        Stocks have been reduced during the first six months of the year and this has inhibited developments in output. The total output within manufacturing and mining has nonetheless increased more than expected, which is largely a consequence of the considerable increases in exports within a few knowledge-intensive industries, such as the telecommunication products and pharmaceuticals industries. On the other hand, the traditionally cyclically sensitive sectors within base and engineering industry have shown weak development (see Chapter 4, Table 4.2). Output within the machinery and equipment industry has fallen significantly, for example. During the 1990s, the structure of industry has gradually moved towards an increasing share of knowledge-intensive production, an area that is experiencing strong growth in demand. The structural changes may thus serve to explain why manufacturing and mining is displaying less cyclical behaviour now compared to in other comparable economic phases. A further explanation is the highly favourable competitive situation now prevailing.

        During the summer, the signs of an imminent upturn in the business cycle became apparent. According to the National Institute of Economic Research's most recent Quarterly Business Tendency Survey issued in June, the inflow of orders increased considerably both in export markets and in the domestic market at the same time as producer prices stabilised. The recovery probably coincides with a strengthening of the European economy and the initial stages of a recovery in the previously crisis-affected Asian economies. Since stocks levels have now been adjusted downwards, the increasing demand will be met with increased output in the near future. A gradual growth in output is expected among those areas within the base and engineering industries which have previously shown a weak development, at the same time as the previously expansive sectors will continue to grow at a favourable rate. Overall, it is estimated that manufacturing and mining output will grow by 3.5 per cent in 1999. Capacity utilisation rose during the second quarter of this year but nonetheless remained at a low level. Towards the end of the year, however, the relatively rapid increase in output is expected to lead to a utilisation of resources which will place demands on larger investment volumes in order to avoid bottlenecks.

Table 5.2    Selected Industrial Statistics

Percentage change

	1997	1998	1999	2000
Industrial production	4.9	4.0	3.5	4.5
Hourly wage costs	4.8	3.9	2.8	2.9
Productivity	6.1	1.8	2.1	3.5
Unit labour costs, (ULC)	-1.2	2.1	0.7	-0.6
ULC, 14 OECD countries	-1.1	0.7	0.9	0.6
ULC, 14 OECD countries in SEK	2.7	3.1	2.1	-2.0
Relative ULC, SEK	-3.8	-1.0	-1.4	1.4

Sources: OECD, National Institute of Economic Research and Ministry of Finance

        Next year, manufacturing and mining output is forecast to grow by 4.5 per cent as a result of stronger international growth combined with a more favourable demand structure. Economic activity in the EU market, a market significant to Sweden, is strengthening and this, combined with increasing investment activity, traditionally favours Swedish engineering industry. In recent years, base industry has been characterised by global excess capacity, partly due to the recession in Asia. The expected recovery in this region and in Europe will mean, however, a better balance between supply and demand, leading to considerable improvement of activity in this sector. The expansion of domestic industrial investment will also contribute towards favourable developments in output within manufacturing and mining during the year 2000.

        The increase in production during next year is expected to lead to relatively high capacity utilisation which will stimulate further expansion of capacity. The growth in productivity is expected to increase to 3.5 per cent, which is normal in an economic upturn when the utilisation of resources increases. Part of the increase in productivity can also be explained by composition effects since output in the highly productive base industry is expected to grow faster than during this year. In the light of the anticipated growth in production, employment will rise only weakly during next year. In comparison with historical levels, labour shortage figures within manufacturing and mining are low. The supply of labour is expected to be favourable until the end of the year 2000 and consequently, general problems with regard to bottlenecks should not arise during this period.

Diagram 5.1    Manufacturing and Mining's Labour Costs per Produced Unit in Sweden Compared with 14 OECD Countries

        The competitiveness of Swedish manufacturing and mining has improved strongly during the 1990s. Although industrial wages have increased slightly more than in those countries which are Sweden's competitors, the rate of increase has gradually been adjusted to the prevailing rate in these countries. The growth in productivity has been considerably faster in Sweden and consequently, the unit labour cost, i.e. the cost of labour per produced unit, has developed more favourably than in the rest of the world. The favourable development of the unit labour cost in combination with the weakening of the krona has given rise to a highly favourable competitive situation, which explains the greater part of the market share gains made by the export industry during the 1990s. During 1999 and the year 2000, industrial wages are assumed to increase in pace with those in countries which are Sweden's competitors at the same time as the growth in productivity is forecast to be slightly higher. The forecast assumes an appreciation of the krona, which means that the overall relative cost position of manufacturing and mining will remain unchanged relative to the rest of the world. The favourable competitive situation of Swedish manufacturing and mining will thus last in the near future.

        Profitability within manufacturing and mining declined last year and is expected to decline even further this year despite relatively low wage increases. The low cost pressure and low utilisation of resources in the majority of OECD countries is expected to cause internationally determined prices, measured as an annual average, to fall in 1999. A fall in domestic prices is also forecast for this year. It is assumed, however, that manufacturing and mining will raise its profit margins slightly next year in line with the economic recovery. At the industry level, profitability is assessed as varying the most between the years within the cyclical base industry.

5.2    Construction

        Last year saw the start of a recovery in construction activity from a historically low level. A further strengthening of construction activity is forecast for the next few years. Construction is expected to increase overall by approximately 4.5 per cent in 1999 and by 5.5 per cent in the year 2000. The strong domestic demand is expected to lead to further significant expansion of capacity in the services sectors whilst the growing international demand also implies that construction investment within the manufacturing and mining industry will increase. Residential construction is picking up after a long period of stagnation and the total infrastructure investment will level off when the Öresund Bridge is completed.

        The high utilisation of resources in large parts of the business sector is expected to lead to a significant increase in construction investment in this sector both in 1999 and the year 2000. Output and employment are also expected to increase rapidly within the private services sector, which calls for a considerable expansion of capacity, mainly of commercial premises. Most indicators show such a development in the near future. Within metropolitan areas, the vacancy ratio for commercial property has been halved during the period 1994 to 1998. Provisional information from the major property companies indicates that the proportion of vacant premises has continued to decline during the first six months of this year. At the same time, rent levels have increased significantly. The most recent Business Tendency Survey for the construction industry and statistics regarding the inflow of orders to architects also indicate significant new production of commercial and office premises in the near future. The rate of growth is likely to slow down somewhat next year as a result of the rise in interest rates and the emerging difficulties in recruiting construction workers. Within the manufacturing and mining industry on the other hand, construction investment is expected to level off this year and then increase again slightly next year when export activity strengthens.

Table 5.3    Construction

	SEK billion	Annual percentage change in volume
	1998	1997	1998	1999	2000
Construction investment	102	-14.6	3.5	6.3	7.1
Business sector	50	-3.7	4.5	7.6	5.9
Authorities	28	-20.2	0.7	-3.3	2.2
Housing	24	-25.5	4.9	14.8	14.3
Repairs and maintenance	56	4.1	9.3	1.5	2.4

Total	158	-8.5	5.5	4.6	5.5

Sources: Statistics Sweden and Ministry of Finance

        Residential construction picked up considerably during the first six months of this year. The conditions for further recovery are favourable although bottlenecks are likely to arise towards the end of next year. Household disposable income is expected to increase by a total of 7 per cent during the years 1999 and 2000 at the same time as the labour market situation will improve further. The vacancy ratio, i.e. the number of vacant apartments in relation to the supply, decreased to 3.7 per cent for the country as a whole over the last 12-month period. However, large regional differences exist. Within the county of Stockholm, for example, the vacancy ratio was only 0.7 per cent in March 1999. Housing prices rose by a further 8 per cent up until August, measured on an annual basis, whilst production costs remained largely unchanged. Profitability is thus good for new production in the majority of growth regions, which encourages an increase in new production in the near future.

        It is anticipated that residential construction will be restricted to a certain extent in the near future as the result of bottlenecks that are already starting to emerge. These include a shortage of land for development, and also to a certain extent, difficulties in recruiting construction workers in the growth regions. Although unemployment among members of the Swedish Building Workers' Union was at 11 per cent as late as this June, having reached 14 per cent in June last year, the proportion of unemployed in expansive metropolitan areas was considerably lower. However, there is a lot of uncertainty regarding the extent to which construction workers are willing to move to expansive areas. As a result of the relatively low implementation of new construction projects during the period 1998 to 2000, few dwellings will be completed during the next few years. There is therefore an impending risk of a housing shortage in expansive areas in the immediate future.

        The volume of repairs and maintenance is expected to increase at a considerably calmer rate during the forecast period than during recent years. This is partly a consequence of the abolishment this year of tax reductions for the renovation of and extensions to housing. Another explanation is that the greater volume of renovation and extension work in the near future will reduce the future need for repairs and maintenance.

6    The Labour Market

        The situation in the labour market has improved considerably during the last six months. Employment has risen very rapidly and open unemployment has declined. Good growth in employment is anticipated to continue. Between 1998 and the year 2000, the number of people in employment is estimated to rise by approximately 170,000, measured as an annual average. The supply of labour has also increased in recent months and is expected to continue to increase as employment rises. However, the upturn will be moderated somewhat by the fact that the Government plans to extend the number of places in education and training initiatives. In all, the growth in employment and the supply of labour means that open unemployment is estimated to fall to 4.5 per cent in the year 2000.

        According to the employment goal that the Government presented in the Budget Bill for 1999, and which was subsequently supported by the Riksdag, the regular employment ratio for people between the ages of 20 and 64 will amount to 80 per cent in the year 2004. This employment ratio is forecast to increase from 74.6 per cent in 1998 to 77.1 per cent in the year 2000.

        During the years 2001 and 2002, GDP is assumed to increase by around 2 per cent per year and employment is estimated to rise approximately in line with the working-age population. The employment ratio and open unemployment will thus remain at approximately the same level in the years 2001 and 2002 as at the end of the year 2000.

Table 6.1    Labour Market

Annual percentage change

	1998	1999	2000	2001	2002
GDP, producer prices	2.5	3.6	3.0	2.1	1.8
Productivity	1.1	0.5	1.5	1.6	1.6
Number of hours worked	1.4	3.1	1.5	0.5	0.2
Average hours worked	0.0	0.4	-0.1	-0.1	-0.1
Number of employed	1.5	2.7	1.6	0.5	0.3
Employment ratio in age group 20-64(1)	74.6	76.2	77.1	77.3	77.3
Labour force	-0.2	1.5	0.6	0.2	0.3
Open unemployment(2)	6.5	5.4	4.5	4.2	4.2
Labour market programmes(2)	3.9	3.3	3.5	3.5	3.5

(1)
Number of people employed in age group 20-64, excluding employed in labour market programmes, in per cent of the population in that age group

(2)
Per cent of labour force

Sources: Statistics Sweden, The National Labour Market Board and Ministry of Finance

Employment and productivity

        So far this year, the number of employed has risen by approximately 60,000 people, adjusted for seasonal variations. From a historical perspective, this is a very rapid increase. Most new jobs have been created in the private services sector and within local government authorities. Some increase has also occurred within the construction sector, whilst the level of employment within manufacturing and mining has remained largely unchanged.

        The economy as a whole has shown very weak growth in productivity so far this year, which can partly be explained by the fact that output in low-productivity sectors has increased more than the average, i.e. output has been employment-intensive. The weak growth in productivity may also be an indication that the rationalisations and moderate new recruitment of recent years mean that the labour force was too small to enable output to increase when demand began to rise. The growth in employment this year may therefore include one-off effects. In addition, it is probable that, during an initial learning period, new employees are less productive than those that have been employed longer, which may also partly explain the low growth in productivity this year.

        There are also several likely technical explanations for the low growth in productivity. For example, the number of participants in labour market policy programmes outside the labour force has declined this year. By definition, participants in such programmes are not employed and do not contribute to the total number of hours worked, but they do probably contribute to output. When participation in these programmes declines, this either causes the total number of hours worked to increase if the participants are replaced by regular employed, or it causes a decline in output. In both cases, this leads to lower productivity.

        Productivity is expected to rise more rapidly in the near future since demand will focus to a greater extent on activities with higher productivity and also, the possible one-off effects mentioned above will gradually subside. However, increases in productivity are still estimated to be weaker in the year 2000 than what historically may be expected at a GDP growth of 3.0 per cent.

        As a consequence of the above factors combined with an anticipated weakening in economic activity, employment is expected to increase at a slightly slower rate than during the first six months of the year. The latest developments in the number of newly reported vacancies, which has historically been a good indicator of how demand for labour will vary, also indicates a slightly weaker growth in employment in the near future. Overall, the number of employed is estimated to increase by approximately 105,000 people this year and by approximately 65,000 next year, measured as an annual average.

Diagram 6.1    Number of Newly-Reported Vacancies and Number of Employed

        Construction output will increase significantly in the near future and consequently the demand for labour within the construction sector will continue to rise. The previously mentioned one-off effects have probably been greatest within the private services sector, in which employment has risen considerably during the past year. Furthermore, demand has focused on low productivity sectors within the services sector. Next year, growth within this sector is estimated to be less employment-intensive and growth in employment is expected to weaken slightly.

        The number of people employed within manufacturing and mining is expected to decline by approximately 5,000 this year as a result of weakened economic activity during the past year. However, the slowdown in industrial activity is estimated to be of short duration and output is expected to pick up again later this year. Industrial employment is thereby expected to increase by approximately 5,000 people next year.

        Incomes within local government are expected to increase significantly during the next few years, partly as a consequence of raised central government grants and partly due to higher tax revenues, which make continued expansion of the number of employees within this sector possible. The number of central government employees is also expected to increase during the period.

        It is assumed that, after the turn of the millennium, output will be approaching a trend-based rate of growth that is sustainable in the long term, i.e. an output growth that does not entail inflationary wage increases. Employment is then assumed to increase approximately in line with the increase in the working-age population. The employment ratio will thus remain at approximately the same level in the year 2002 as at the end of the year 2000. Although the current estimate of the growth in employment in the years 2001 and 2002 is slightly weaker than in the Spring Budget Bill, approximately 55,000 more people are expected to be in employment in the year 2002 according to the current estimate. This is due to the strong upward revision of the employment forecast for the years 1999 and 2000.

Table 6.2    Employment in Different Sectors

Thousands

	1998	1999	2000	2001	2002
Private sector	2735	2813	2864	2877	2884
Agriculture and forestry	102	103	103
Manufacturing and mining	803	798	803
Construction	220	228	236
Private services	1610	1683	1722
Public authorities	1240	1268	1282	1291	1297
Central government	188	189	190
Local government	1053	1080	1092

Total	3979	4085	4151	4172	4185

Total labour force	4255	4320	4347	4357	4370

Sources: Statistics Sweden and Ministry of Finance

Number of hours worked and average hours worked

        Last year, sick leave began to increase again, after having declined significantly during the first part of the 1990s. As a consequence, the average hours worked fell slightly between 1997 and 1998, i.e. the number of hours worked showed a weaker development than the number of employed. However, the decline in the average hours worked was counteracted by a larger proportion of employees working more than 35 hours per week, i.e. higher average working hours per week, and an increase in overtime. Sick leave has continued to increase this year and, as a result, the average number of hours worked continues to fall. However, there are slightly more working days this year than last year, a fact that contributes positively to the number of hours worked between 1998 and 1999. Due to this calendar effect, the average hours worked is therefore increasing rather than declining. It is assumed that sick leave will continue to increase slightly even next year. At the same time, the average number of working hours per week is expected to decline slightly as the gradual shortening of working hours included in most of the wage agreements reached during 1998 is realised. Overall, the average number of hours worked is expected to decrease between the years 1999 and 2000.

Labour market policy programmes and education and training initiatives

Table 6.3    Labour Market Programmes

Thousand people

	1997	1998	1999	2000	2001	2002
Within the labour force	32	37	36	36	36	36
Temporary employment	7	1
Recruitment subsidy	4	0
Trainee temporary replacement scheme	4	0
Individual employment support programme	—	11
Start-up-grants	12	13
Public temporary workers	5	8
Resource work	0	4
Outside the labour force	152	128	107	117	116	116
Labour market training	37	42
IT-initiative	—	1
Work experience scheme	53	39
Local government programmes for young people	14	12
Local government responsibility for people under 25 years of age	—	3
Computer centres	14	12
Workplace introduction	34	19
European inter practical scholarship	—	1

Total	184	165	143	153	152	152

Note: In January 1998 people in temporary employment, recruitment subsidy and trainee temporary replacement scheme were placed together under the individual employment support programme, which in turn will be replaced by the new strengthened employment measure for long-term unemployed. In January 1999 Work experience scheme and Workplace introduction was placed together under Work placement scheme. Observe that people registered at employability institutes, who the National Labour Market Board include in the labour market programmes, are not included in the table above.

Sources: the National Labour Market Board and Ministry of Finance

        No changes have been made with regard to grants for labour market policy programmes and plans in respect of education and training initiatives in accordance with the Spring Budget Bill. For the current year, however, labour market policy programmes are not expected to reach the same volume of participants as assumed in the Spring Budget Bill. Measured as an annual average, the number of people taking part in different programmes is now estimated to amount to 143,000, which is around 10,000 less than in the Spring Budget Bill. During the years 2000 to 2002, the volume of participants is assumed to remain around the same level as in the Spring Budget Bill, i.e. slightly more than 150,000 participants. However, there is no longer a requirement from the Government that a specific volume or a specific average cost for a programme must be achieved, and consequently, future volumes could be lower than 150,000 even in the future.

        It is planned to increase the number of study places in the Adult Education Initiative by 5,000 during autumn 1999 and the total number of places is thereby estimated at a maximum of slightly more than 130,000. Thereafter, it is estimated that the number of places will subsequently decrease to approximately 110,000 in the year 2002. The number of permanent places within colleges and universities is gradually being expanded. In 2002, the number of study places will have increased by approximately 85,000 compared with 1995.

The labour force

Diagram 6.2    Number of Employed and People in Labour Force

Thousand people

        In connection with the rise in employment during the first half of the year, the supply of labour also increased. Statistics indicate that it is mainly people previously defined as students that have now entered the labour market.

        As a result of the improved situation in the labour market, the supply of labour is expected to continue to increase in the near future. The increase in the supply of labour will be dampened somewhat, however, by the assumed increase in the number of labour market policy programmes and the plans to expand the number of study places in Government education and training initiatives. Altogether, the supply of labour is assumed to rise by approximately 115,000 people between 1998 and 2002 at the same time as the working-age population is estimated to increase by slightly under 30,000 people. This means that the labour force participation rate, i.e. the labour force as a percentage of the working-age population, will rise from 76.5 per cent in 1998 to 77.7 per cent in the year 2002. This is still approximately 6.5 percentage points lower than in 1990, when the labour force participation rate reached a record high level. There are several explanations for this. One explanation is that the proportion of the working-age population represented by people outside the labour force who consider themselves to be seeking work but who do not satisfy the conditions for being regarded as open unemployed has increased since the end of the 1980s. The proportion of people who are considered as long-term sick, including those who have a disability pension, has also increased. This is partly an effect of the fact that there will be a larger proportion of people between 55 and 64 in the year 2002 than there was in 1990. The proportion of students has also risen, partly as a result of more people taking part in labour market policy programmes and adult education. If the increase that has occurred in the number of temporary study places within adult education and the increase in the number of labour market policy programmes are added to the labour force participation rate, a broader measure of the supply of labour is obtained. This broader measure will increase from 80.3 per cent of the population in 1998 to 81.1 per cent in 2002, but will nonetheless remain, as can be seen in Diagram 6.3, at a lower level than at the end of the 1980s. In addition, in the year 2002, the number of permanent places within colleges and universities will have increased by approximately 85,000, corresponding to approximately 1.5 per cent of the working-age population, compared with 1990.

Diagram 6.3    Population in Age Group 16 - 64 Distributed by Group(3)

(3)
Note that it is the Government's plans relating to the Adult Education Initiative which have been included in the figures throughout the period. In addition, there is some risk of double counting because it is assumed that all participants in the Adult Education Initiative are outside the labour force even though many of them are probably employed. Therefore the level can be overstated in some years.

Open unemployment

        Open unemployment has declined by approximately 0.5 percentage points so far this year, adjusted for seasonal variations. Overall, the continued favourable growth in employment in combination with a relatively dampened growth in the supply of labour is expected to cause a further fall in open unemployment to 4.5 per cent in the year 2000. After the turn of the millennium, open unemployment will remain at approximately the same level as at the end of the year 2000, i.e. at 4.2 per cent.

Diagram 6.4    Open Unemployment and People in Labour Market Programmes

Uncertainties in the estimates

        There are a number of uncertainties concerning the future developments in the labour market.

        It is estimated that in the year 2002, there will still be a large proportion of the working-age population without gainful employment. The fact that GDP growth and employment have risen very rapidly during the last year at the same time as inflation is still very low may mean that the labour market and wage formation will function better than has been assumed in the estimates. This would enable a larger proportion of the working-age population to contribute to output without inflationary wage increases arising. If this proves to be the case, the level of employment in the year 2002 can be higher than expected. Section 1.3 depicts two alternatives where the labour market functions better than has been assumed in the base scenario.

        Other factors suggest that GDP growth and employment may develop more weakly than anticipated. Even though employment has risen and unemployment has declined this year in all regions with the exception of Upper Norrland, the employment ratio is still considerably higher and unemployment considerably lower in certain parts of the country than in others. This is especially true in the metropolitan regions. Furthermore, unemployment is lower among people with a high level of education than among those with a lower level of education. There is thus a risk of matching problems arising on the labour market or situations involving a shortage of labour, i.e. restrictions arising in terms of the availability of labour with the level of competence and education and training that is required. This may result in wage increases which are considerably higher than has been assumed in the estimates, which would probably have negative effects on employment and growth.

Table 6.4    Open Unemployment and Employment Ratio in Different Regions

	Open unemployment, % of labour force		Employment ratio, % of working-age population
	98 q2	99 q2	98 q2	99 q2
Stockholm	5.4	3.8	75.9	77.9
Eastern Central Sweden	6.7	5.9	69.8	72.1
Småland and the islands	5.5	5.1	74.8	75.6
Southern Sweden	7.5	6.0	68.6	70.6
Western Sweden	6.4	4.9	71.7	73.5
Northern Central Sweden	8.2	7.3	68.7	71.1
Central Norrland	8.4	6.1	68.7	71.2
Upper Norrland	7.8	7.7	68.2	68.2
The whole country	6.6	5.4	71.5	73.3

Sources:  Statistics Sweden (the Labour Force Survey)

        A further uncertainty factor with regard to the development of open unemployment is that the estimates assume that the education and training initiatives are directed at people who would otherwise be open unemployed and that the number of study places in education and training programmes is expanding as planned. According to Statistics Sweden's Labour Force Survey, the increase in the number of students during recent months has mainly concerned people who are in employment. If the study places in education and training initiatives continue to be filled by people who are employed and these are not replaced by unemployed people during the period of study, and if it becomes difficult to fill the total number of study places in education and training programmes when the situation on the labour market improves further, there is a risk that open unemployment will be higher than calculated.

7    Wages

        According to Statistics Sweden's economic statistics, the Swedish Association of Local Authorities and the Federation of Swedish County Councils, the preliminary increase in hourly wages was 3.8 per cent between 1997and 1998. Wage agreements have been calculated at 2.8 per cent and wage drift at 1.0 per cent. Wage drift is expected to increase somewhat this year to 1.1 per cent. For the year 2000, wage drift is expected to be limited to 0.5 per cent. For the years 2001 and 2002, it is more difficult to draw a distinction between wage agreements and wage drift since only a few agreements have currently been reached. Overall, wages are then assumed to rise by 3 per cent per year.

Table 7.1    Hourly Wages

Annual percentage change

	1997	1998	1999	2000	2001	2002
Manufacturing and mining	4.5	4.2	2.8
Agreement	3.1	2.9	1.5	2.4
Wage drift	1.4	1.3	1.3
Construction sector	3.8	3.6	4.0
Agreement	3.8	3.1	2.0	2.5
Wage drift	0.0	0.5	2.0
Private services	4.4	4.1	4.0
Agreement	3.6	3.1	2.7	2.5
Wage drift	0.8	1.0	1.3
Central government authorities	4.3	2.9	3.0
Agreement	3.5	1.9	2.5	2.4
Wage drift	0.8	1.0	0.5
Local government authorities	4.8	3.2	3.2
Agreement	4.7	2.3	2.7	3.6
Wage drift	0.1	1.0	0.5
Total	4.5	3.8	3.4	3.2	3.0	3.0
Agreement	3.8	2.8	2.4	2.7
Wage drift	0.7	1.0	1.1	0.5

Sources:  Statistics Sweden, National Institute for Economic Research and Ministry of Finance

Wage agreements

        Wage agreements up to the end of the year 2000 have been finalised for virtually the whole of the labour market. However, in many of the agreements, the final year of the agreement may be terminated. The agreements will result in average wage increases of 2.4 per cent for this year and 2.7 per cent next year. Some changes were incorporated in the latest round of wage negotiations and this probably contributed to the wage agreements being relatively low. Within the competitively exposed manufacturing and mining industry, negotiations were undertaken based on a new, more structured negotiation agreement. In addition, employers also placed greater weight than before on the co-ordination of the wage negotiations, and from the side of the employees, the unions affiliated to the Swedish Trade Union Confederation were all united around a co-ordinated wage claim.

        In many of the agreements concluded during 1998, the previously introduced trend towards more freedom for wage determination at the local level also strengthened. In some cases, there are no centrally determined wage increases. In other agreements, a general wage increase is only specified in the event that the parties do not reach agreement at the local level. For the majority of local government employees, only the minimum threshold for wage increases has been laid down. The above factors mean that there is greater uncertainty than previously regarding the size of final wage increases and that it will be more difficult to distinguish between agreed wage increases and wage drift in the future.

Wage drift and total wage increases

        Between 1997 and 1998, business sector wages increased by around 4 per cent. Wage agreements have been estimated to 3 per cent, which means a wage drift of around 1 per cent. Within the general government sector, wages increased by 3.1 per cent, of which wage agreements and wage drift have been calculated at 2.2 per cent and 0.9 per cent respectively. As regards wage developments within local government authorities, no definite outcome has been recorded yet(4).

(4)
In connection with local government statistical compilation being transferred from the Swedish Association of Local Authorities and the Federation of Swedish County Councils to Statistics Sweden as of January 1999, some changes have been made in the reporting method and population size. This means that it is difficult to adjust the earlier outcome for 1998 to account for retroactive wage payments made in 1999 but that relate to 1998. Consequently, a definite outcome is not available for 1998. In addition, the statistical changes complicate the reporting of wage developments between 1998 and 1999.

        This year, wage drift within the business sector is estimated to be slightly higher than last year. It is mainly the construction sector, where wage drift has gradually increased since summer 1998, that is contributing to the increase. In the general government sector, for which there are no reliable statistics for 1998 or 1999, wage drift is assumed to be somewhat lower this year than last year.

        In the year 2000, total wage drift is assumed to be limited to 0.5 per cent, which is in line with estimations reported by the parties or the independent chairmen within some wage agreement areas in connection with the 1998 wage negotiations. For the years 2001 and 2002, for which there are only a few agreements, wages are assumed to rise overall by 3 per cent per year.

        Seen from a historical perspective, wage increases for the years 1999 to 2002 are low. Several factors may contribute to wage increases being kept down in the near future. Inflation and inflation expectations have diminished during the 1990s and price pressures are expected to remain low in the future. Real wages, which have risen very rapidly in the last few years, will rise relatively quickly in the future despite low nominal wage increases. In the years 1999 to 2002, real wages are estimated to increase by an average of approximately 2 per cent per year, given the nominal wage increases and price developments anticipated in the calculations. This is considerably more than the average increase in real wages between the years 1970 and 1998.

Diagram 7.1    Hourly Wages in Total Economy

        If the development towards more co-ordinated wage negotiations and wage claims and freer wage determination at the local level continues in the next round of wage negotiations, this may contribute to wage increases remaining low.

        The government intends to submit a proposal to the Riksdag in the autumn for changes in the framework for wage formation, which may contribute to a favourable wage development.

        However, employment has increased sharply and is expected to continue to rise in the near future, which means that employers will gradually face tougher competition for labour. There is therefore a risk that, in spite of everything, wage increases may be higher than has been assumed in the calculations. If wage pressures increase within certain industries or among certain occupational categories as a result of a labour shortage arising, this may lead to wage increases gradually being driven upwards within other industries or regions as well.

        If wage increases exceed the assumption in the calculations, then growth in employment may be weaker than estimated. Firms have limited scope to pass increased costs on to consumers when monetary policy is adjusted in order to achieve the inflation target. The increasing international price competition, which will be reinforced by the assumed appreciation of the krona in the future, and also increased price competition as a result of continued deregulation of previously protected markets, also contributes to making it more difficult to increase prices. Consequently, high wage increases primarily create pressures on firms to rationalise their operations, at the same time as the Riksbank is forced to adopt a more restrictive monetary policy in order to achieve the inflation target, which, in turn, dampens employment growth.

        It is also important that wages in Sweden develop in pace with wages in countries that are Sweden's competitors so as to avoid a deterioration in the competitiveness of the Swedish export industry. The wage increases assumed in the calculations are more or less in line with OECD's forecast of developments in the rest of Europe but slightly higher than OECD's forecast for the EU area.

8    Inflation

        Inflationary pressure continues to be low in the Swedish economy. In July, inflation, measured as the change in the consumer price index (CPI) over 12 months, was 0.1 per cent. The corresponding figure according to the Riksbank's measurement of underlying inflation, UND1X, was 1.2 per cent. There is at present little indication of any increase in inflationary pressure. Available capacity in the economy, restrained wage increases and low prices of imports will also create favourable conditions for moderate increases in consumer prices in the immediate future. CPI inflation is expected to be 0.9 per cent in December this year, increasing to 1.3 per cent towards the end of next year. The rise in inflation can largely be explained by the fact that certain temporary effects, such as falling interest rates and changed indirect taxes which currently keep the CPI down, are gradually subsiding. According to UND1X, which is adjusted for these factors, inflation is estimated to lie between 1 per cent and 1.5 per cent during the entire forecast period. It is assumed that monetary policy will be adjusted such that inflation will be 2 per cent during the years 2001 and 2002, thus meeting the inflation target of the Riksbank.

        In the light of the rapid rise in employment and production, the increase in consumer prices has been very low during the past year. The limited inflation indicates that, in spite of the strong growth, there are still available resources in the economy. According to the Business Tendency Survey for Manufacturing and Mining published by the National Institute of Economic Research, capacity utilisation increased during the second quarter of this year, but due to the slowdown in industrial activity at the end of last year and the beginning of this year, there ought to be scope for increased production without problems arising with regard to capacity. Employment within manufacturing and mining has also decreased during the past year and the high level of investment indicates that inflationary capacity problems can be avoided within manufacturing and mining.

        The capacity situation within the services sector is more difficult to assess. Growth is currently largely driven by a significant expansion in demand by households and the major part of the rise in employment during the last year has been in services industries within the business sector. According to the Business Tendency Survey of the National Institute of Economic Research, there is already a shortage of computer consultants and competent personnel within consulting. At the same time, there are strong indications of available personnel resources within other expansive areas of the services sector. Within wholesaling and retailing, for example, employment has risen rapidly during the past 12 months at the same time as labour shortage figures have remained at a low level. Thus, filling the increased need for labour does not appear to be a problem within wholesaling and retailing. The total labour supply also currently remains at a historically low level and there are also signs that there is a large latent supply of labour, which will enable wholesaling and retailing and other sectors to expand without pressures on wage costs arising.

        The construction sector has entered an expansive phase and this development is expected to continue during the next few years. Historically, strong construction activity has resulted in considerable increases in costs with some spread to other parts of the economy. The rise in interest rates that took place during the summer is likely to slow down construction activity somewhat, which will reduce the risk of inflationary impulses from this sector. It can also be stated that the construction activity is still relatively moderate and concentrated to a few regions.

        Growth in productivity is an important factor in terms of the development of the potential level of output. Technical developments and improvements in efficiency enable production to increase faster than the contribution of additional production factors, i.e. labour and capital, thus reducing the risks of price increases as a result of restriction in supply. According to the preliminary National Accounts for the first half of the year, the average labour productivity in the business sector was less than 1 per cent higher than for the same period last year. This is a lower rate of increase than has been the case in recent years. The weak development can be partly attributed to composition effects insofar as it is mainly industries with low productivity that have expanded during the last year. If domestic demand is, to a greater extent than previously, concentrated to goods and services within employment-intensive industries in which it is more difficult to streamline production, this may result in increased prices. The outcome for the first six months of the year involves uncertainty regarding the growth in productivity, although it is likely that productivity in the business sector as a whole will increase more from the second half of the year onwards when industrial production is expected to grow at a faster pace.

        Overall, the high level of growth and the forecast rapid increase in consumption by households should make it easier for producers and traders to increase their profit margins. As a result of the high level of growth, the conditions for price formation may rapidly change, increasing the uncertainty regarding the development of inflation. Neither are developments in productivity unambiguous. However, in the light of the fact that available resources seem to exist in the economy, it is assessed that the GDP growth forecast for this year and next year will be compatible with low inflation. A continued high level of growth over a number of years will increase the risk of overheating due to, among other things, shortage of labour. It should be emphasised that this forecast assumes that wage increases will be limited to approximately 3 per cent per year for the next few years. Annual wage increases greater than this would lead to more inflationary pressure in the long term and to lower employment than has been assumed in this forecast.

Table 8.1    Consumer Prices

Annual percentage change

	1998	1999	2000	2001	2002
CPI, year-on-year	0.4	0.3	1.2	1.9	2.0
CPI, Dec-Dec	-0.6	0.9	1.3	2.0	2.0
HICP, year-on-year	1.0	0.5	1.4	—	—
HICP, Dec-Dec	0.0	0.8	1.0	—	—
UND1X, year-on-year	0.9	1.3	1.3	—	—
UND1X, Dec-Dec	0.6	1.5	1.1	—	—
NPI, year-on-year	-1.6	-1.3	0.3	—	—
NPI, Dec-Dec	-1.4	-0.8	0.5	—	—
Base amount, thousand SEK	36.4	36.4	36.6	36.9	37.6
CPI OECD(1), year-on-year	1.4	1.4	1.6	1.7	1.8

(1)
OECD refers to 16 countries, see chapter 2.

Sources: Statistics Sweden and Ministry of Finance

        One of the few signs of rising price pressures is that the inflation expectations have increased. The latest surveys published by Statistics Sweden and Prospera show that expectations regarding future price increases have risen slightly both among households and the business sector during the past few months. The higher inflation expectations, which can probably be explained by the improved economic prospects, are also reflected in this summer's rise in interest rates. Interest rates fell in August, however, and inflation surveys show that expectations are still in line with the Rikbank's inflation target in a five-year perspective. This shows that there is a lot of confidence in the Riksbank's price stability target, a fact which should contribute to moderate wage increases and generally low inflationary tendencies from now onwards.

        Another factor which slows down inflationary tendencies and increases the pressures for rationalisations of the Swedish economy is the regulatory reforms which have been implemented in a number of markets during the 1990s in order to promote competition, most recently in the electricity and telecom markets. Due to the method currently applied in the CPI, it is uncertain how the changes in the energy area, for example, will affect the CPI in the short term. The changes in the electricity and telecom markets is a further example of a reform which will increase competition and in the long term contribute to keeping down increases in consumer prices.

Diagram 8.1    Consumer Price Development

        The Swedish krona weakened significantly towards the end of last year. Since the beginning of 1999, the krona has appreciated slightly, although it may still be considered to be relatively weak. Petrol and diesel prices in Sweden have been raised as a result of the doubling in the world market price of oil. On the other hand, the weak krona appears to have had only a limited impact on both import and consumer prices. In spite of the weak krona, import prices of manufactured goods in July were only marginally higher than during the same month in 1998. The low import prices can be largely explained by the fact that international price pressures still prevail as a result of the Asian crisis earlier. At the consumer level, classes of merchandise with a high import content are still at low price levels. For example, prices of radio, TV and leisure items have fallen significantly since last year. World market prices are estimated to increase gradually during next year as the global economy strengthens. However, the effects of increased international price pressures will be moderated by an expected strengthening of the krona at the same time as a slight fall in oil prices from the current high level is expected.

        CPI inflation has risen from -0.6 per cent in December 1998 to 0.1 per cent in July this year. The rise in inflation can be largely explained by the dental care reform and certain increases in administratively determined prices. From the beginning of the year, when the dental care reform was implemented, until the end of July, dentist fees have increased by 25 per cent. Medicines have become more expensive as a result of raising the high-cost ceiling, and in April this year, the tax reduction for repairs to housing was abolished. Overall, the above-mentioned price changes have raised the CPI by approximately 0.7 percentage points. However, the upturn in the CPI since the beginning of the year has slowed down partly due to the lowering of property taxes on multi-family dwellings in January this year. Next year, the introduction of waste taxes together with increased energy taxes is expected to increase the CPI whilst, among other things, further cuts in property taxes on multi-family dwellings are expected to lower the CPI. Overall, changes in taxes and subsidies are expected to cause the CPI to rise by slightly less than 0.2 percentage points during the course of next year.

        The effects of increased charges and changes in taxes and subsidies so far this year have largely been as anticipated. Consumer price developments up until the end of July this year are also in line with the forecast in the Government Spring Bill, in which CPI inflation was forecast to be at 0.5 per cent in December 1999. However, as a result of the rise in interest rates during recent months, it is probable that inflation will exceed 0.5 per cent. Interest rate costs for homeowners have fallen significantly during recent years as maturing loans have been renegotiated at a lower rate. This reduction in costs will continue during this year but will be slowed down by this summer's rising interest rates. This forecast assumes a slight rise in interest rates next year, resulting in slightly higher costs for homeowners during the second half of the year 2000. As a result of the change in interest rates, the CPI is forecast to increase faster during the course of the year 2000 than during 1999.

        Neither UND1X nor the EU's harmonised index for consumer prices, HICP, takes account of interest rate costs. Consequently, inflation according to the CPI has been lower than according to UND1X and HICP during recent years. As the decline in costs for homeowners diminishes next year, the difference between the different measurements will decrease. In December 2000, inflation is forecast at or slightly more than 1 per cent according to HICP, UND1X and the CPI. UND1X—assuming annual wage increases of approximately 3 per cent—is thus expected to be between 1 per cent and 1.5 per cent during the entire forecast period.

9    Household Sector and Consumption Expenditure

        Increased employment and low prices will entail a strong underlying growth in household income in the next few years. General government revenues will also rise strongly in the near future, enabling permanent tax cuts while still achieving budgetary goals. Household consumption expenditure is expected to show continued strong growth.

9.1    Household Incomes

        Household real disposable incomes increased by 2.9 per cent in 1998. This is the first year since 1994 that the development in incomes has been positive. The main explanation for the strong increase in disposable income is the substantial growth in employment and a pronounced rise in real wages. Increases in supplementary housing benefits for pensioners, child benefit and large-family allowances, compensation levels for health and parental insurance, etc. also contributed to the positive development. However, increased taxes and charges, higher individual contributions to the pension system and increased contributions to unemployment insurance acted in the opposite direction. Payments from health insurance increased markedly last year, partly as a result of the reinstatement of the employer payment period of 14 days for sick leave beginning 1 April 1998, after having been 28 days previously.

        Continued strong growth in employment is forecast for 1999, as well as a substantial rise in real wages. These factors, in combination with tax cuts, will lead to an increase in real disposable income of no less than 4.2 per cent. Central government income tax has been reduced through the removal of the temporary additional 5 per cent income tax on 1 January 1999. The tax levy, however, will remain at 25 per cent for annual incomes over SEK 389,500. In addition, a temporary tax reduction of a maximum of SEK 1,300 was introduced for the years 1999 and 2000 for wage earners earning less than SEK 245,000 per year.

Table 9.1    Household Disposable Incomes, Consumption Expenditure and Savings

Disposable incomes and consumption

	SEK billion	Percentage change 1998 prices
	1998	1998	1999	2000	2001	2002
Wage bill including sick pay	809.5	5.6	5.1	3.5
General government transfers	388.3	2.6	0.6	0.5
Pensions	219.3	1.8	1.6	0.9
Health insurance etc.	40.2	16.7	15.7	3.0
Unemployment benefits etc.	48.9	-11.7	-14.9	-9.1
Other transfers	80.0	9.2	-0.3	2.8
Net interest and dividends	15.5	7.1	4.4	-8.0
Net other income	193.3	-0.5	1.6	-0.1
Direct taxes and charges	447.8	6.0	1.5	1.0
Disposable income	958.8	2.9	4.2	2.6	2.3	0.8
Disposable income after technical transfer						2.7
Household consumption expenditure	950.8	2.4	3.1	3.0	2.2	2.0

Saving, % of disposable income

	Per cent
Excl. changes in pension funds reserves (old definition and new calculations)
Saving ratio	0.8	1.9	1.4	1.5	2.1
Net lending	1.6	2.6	2.2	2.1	2.8
Incl. changes in pension funds reserves (new definition and new calculations)
Saving ratio	3.7	4.4	3.9	3.8	4.4
Net lending	4.6	5.2	4.7	4.6	5.1

Note: Wage bill, income transfers, net interest and taxes are deflated by the consumer price index (CPI). The disposable income is deflated by the implicit price index for household consumption expenditure (IPI)

Sources: National Institute of Economic Research, Statistics Sweden and Ministry of Finance

        Total income taxes for households have not been reduced since the major tax reform of 1990-1991. In addition to the tax cuts, pensions have been increased as the enumeration has risen from 98 per cent to 100 per cent of the base amount. The fall in interest rates in recent years has also contributed to the positive development in disposable income. It is primarily the interest paid on mortgages, etc. which falls when the interest rate cuts start to affect household loan portfolios, and this is subject to a time lag due to different fixed-interest periods.

Table 9.2    Contribution to the Development of Real Incomes

Percentage points

	1998	1999	2000
Wage bill including sick pay	4.6	4.3	3.0
Generel government transfers	1.1	0.2	0.2
Net interest and dividends	0.1	0.1	-0.1
Net other income	-0.1	0.3	0.0
Direct taxes and charges	-2.7	-0.7	-0.4

Disposable income	2.9	4.2	2.6

Sources: National Institute of Economic Research, Statistics Sweden and Ministry of Finance

        Payments from health insurance continue to increase sharply this year. This is partly a lag from the previous year, and partly a result of higher sickness figures, which vary in line with economic activity. Furthermore, the average income which health insurance payments are to cover is higher in 1999. A technical factor which elevates disposable income in 1999 is that the income taxes charged to households according to the reporting system used in the National Accounts were high in 1998 in relation to the tax finally determined. The opposite is expected to happen in 1999. The development in disposable income in any particular year depends to a considerable extent on the allocation of taxes to a particular period. This is largely a consequence of variations in capital gains. In addition the reduction of property taxes 1998 has an effect on preliminary tax payments from 1999. If, alternatively, disposable income is calculated with reference to final tax, then disposable income actually increases by 3.3 per cent in the current year, rather than 4.2 per cent. This measure corresponds more accurately to the underlying development.

        During the year 2000, the positive development in employment and real wages will continue, albeit at a slower rate. The increase in interest rates in 1999, in combination with increased borrowing, will lower household net incomes from interest and dividends next year. The extraordinary payments for agreed occupational pensions for employees in local government and private companies are limited to 1998 and 1999, which will reduce growth in disposable income in the year 2000 compared with 1999. Child benefit is being raised by SEK 100 per child per year. It is proposed to cut income tax permanently in the year 2000 by SEK 11.6 billion, through three different tax reductions. Wage earners are to receive a tax reduction equivalent to one quarter of their indvidual contributions into the pension system. In addition to this, the lower tax threshold for central government tax is to be raised by SEK 3,600. Furthermore, it is proposed that the temporary tax reduction of SEK 1,300 shall be prolonged by similar measures. The real increase in disposable income in National Accounts terms will be 2.6 per cent. If the calculation is based on final tax, real disposable income will increase by 3.8 per cent.

        In the years 2001 and 2002, lower growth is expected in both real wages and employment. Child benefits will be raised by a further SEK 100 in 2001. In the calculations, a technical assumption is made that the surplus in public finances in excess of the budget target of 2.0 per cent is transferred to households, which will strengthen household disposable income by approximately SEK 21 billion in 2002. Including this transfer, it is estimated that disposable income, if final tax is used, will increase by a real 1.2 per cent in 2001 and 2.9 percent in 2002. One reason for the increase in disposable income adjusted to final tax being low in 2001 is that property taxes will return to their previous level in that year.

9.2    Household Consumption Expenditure

        Last year, household consumption expenditure (previously designated private consumption in the old National Accounts) rose by 2.4 per cent, measured as an annual average, which is the largest growth in ten years. The rise continued during the first part of 1999. Household consumption grew by 3.6 per cent during the first quarter and, according to preliminary information, by 3.4 per cent during the second quarter (compared with the corresponding periods in 1998).

        Many of the circumstances which may have contributed to the strong growth in household consumption last year have continued to be favourable during the first half of this year. Employment has risen very rapidly, household confidence about the future has strengthened, real disposable incomes have risen, and the already sound wealth position of households has improved further. The low level of interest rates, especially during the first quarter, may also have contributed to the increase in consumption. During the remainder of the forecast period 1999-2000, several of these factors are expected to remain favourable. Overall, the conditions appear to be favourable for continued very high growth in household consumption this year and next. It is estimated that household consumption expenditure will increase by about 3 per cent per year in 1999-2000.

Diagram 9.1    Household Consumption Expenditure

        The new National Accounts have not involved any major changes to the level or development over time of total household consumption expenditure. (See Diagram 9.1.) However, the distribution between various goods and services has altered. This is due partly to changes in definitions, partly to revised calculation models and partly to the fact that new, updated or improved basic statistical material, such as recent household budget surveys, give a fairer picture of current consumption patterns. The changes have involved, among other things, a rise in the consumption of financial services (principally bank charges), a steep fall in the consumption of car repairs, a reduction in the proportion of expenditure on food, an increase in total housing expenditure (including heating) and the inclusion of charges for, among other things, geriatric care in household consumption expenditure. One effect of the changes is that the proportion of total consumption represented by services (including housing) has risen from just under half to just over half.

        Even if employment does not continue to increase at the same rate as it did in the beginning of 1999, the improved labour market situation still provides a good basis for continued strong growth in consumption. According to Statistics Sweden's surveys, households' confidence in their own future private economy has levelled out during the spring at a historically high level, after a gradual improvement since the beginning of 1997. Since last winter, there has also been a break in households' negative perception of unemployment and the nation's economy, and households' view of developments in the immediate future is now unambiguously optimistic.

        As mentioned previously (see section 9.1 above), household real disposable income increased last year by almost 3 per cent, after having decreased for several years, and is expected to grow even further this year. Overall, it is estimated that real disposable income will increase on average by approximately 3.5 per cent per year during 1999 and 2000, which is higher than forecast in the 1999 Government Spring Bill. The tax cuts described earlier in this chapter will also contribute to the growth in disposable income.

        Since it can be assumed that some households will use a large part of any increase in income for increased consumption—and thereby adjust their consumption even to temporary changes in income—this change justifies some degree of increase in the consumption forecast for these years. For the years immediately following, a somewhat weaker development in income is forecast. However, households probably expect continued high growth, favourable developments in employment and a surplus in public finances in the future. Consequently, those households which are able to plan their consumption and saving in the longer term on the basis of their expectations of their future income should treat at least part of the income rises in the forecast period as permanent and adjust their consumption in accordance with this.

        The anticipated high level of household consumption means that the saving ratio will remain relatively low during the period of the forecast. Diagram 9.2 shows the saving ratio calculated according to both the previous and the new National Accounts. Under the latter, households' net saving in pension fund reserves is included in the saving concept, hence the saving ratio is higher. To facilitate comparisons, the saving ratio is also shown calculated in accordance with the previous definition of saving, but on the basis of the new National Accounts' data for the years 1993-1995. As is shown in the diagram, the latter saving ratio will continue to be low but positive during this year and next year.

Diagram 9.2    Household Net Saving Ratio

        The relatively low saving ratio must be seen against the background of household spending in general. Firstly, a large proportion of households' increased consumption relates to durable goods, and can be treated to some extent as investment in the economic sense, i.e. as a form of saving. During 1999, car purchases in particular have increased sharply, and a slightly lower rate of increase is forecast for the future. Secondly, the wealth position of households has improved very strongly in the past few years through asset appreciation.

        The household sector's real assets in the form of single-family dwellings and tenant-owned apartments have continued to increase in value during 1998 and 1999. The prices of single-family dwellings increased by 8 per cent between August 1998 and August 1999. Financial assets have also continued to grow in value. In July this year, the Stockholm Stock Exchange's general index was at the same level as one year earlier, which means that the whole of the fall in the market from the third quarter of last year had been recovered (cf. section 3.2). Accordingly, households have built up substantial wealth, and this has reduced the need to save. Even if prices of single-family dwellings and share prices do not continue to grow at the same rate during the remainder of the forecast period, the considerable wealth of the household sector will still contribute to a high level of consumption and a relatively low level of saving.

        At the same time as household assets have increased through appreciation in value, debts have also grown. Household indebtedness increased during 1998 more rapidly than disposable income, and was at the same level as disposable income at the end of 1998 (see Diagram 9.3). It should, however, be pointed out that household sector indebtedness is much lower, its financial position more solid and the growth in consumption therefore more sustainable than at the end of the 1980s and the beginning of the 1990s.

Diagram 9.3    Household Debt Ratio

        In all, the rapid employment growth, positive expectations of households, the anticipated development of real disposable income and the strong wealth position of households are estimated to provide the basis for a forecast of very high consumption growth during 1999 and 2000. Household consumption expenditure is expected to grow by 3.1 per cent this year and by 3 per cent next year.

        During the years 2001 and 2002, the developments in the labour market, the continued relatively favourable development of real disposable income, the wealth position of households, and strong public finances will provide a good basis for continued growth in household consumption. For the year 2000, a technical assumption is made, strengthening household disposable income, whereby the surplus above 2 per cent of GDP is transferred to households. Although it is uncertain to which extent and in which form this surplus will actually benefit households, it can be assumed that households expect to receive part of this surplus and plan their consumption accordingly. In a longer perspective, however, it is reasonable to anticipate a slightly lower average growth in consumption than the very high growth rates predicted for 1999 and 2000. In 2001 and 2002, consumption is thus expected to grow by slightly more than 2 per cent per year. Consequently, the saving ratio will increase slightly.

10    Gross Fixed Capital Formation

        The growth in gross fixed capital formation is expected to slow down somewhat during the next few years following the very strong increase last year. Investment activity within the business sector is expected to continue to rise as a result of the strong growth in output and advantageous interest rates, although the rate of increase will gradually slow down compared with in 1998. The high level of business sector investment means that already unchanged volumes are leading to a considerable expansion in capacity.

        Residential construction is expected to increase sharply this year as well as next. Good profitability as regards new construction and very positive development of both disposable income and employment is estimated to support a gradual recovery in residential investment. However, the increase is being slowed by certain capacity restrictions, such as a shortage of subdivided land for development.

Table 10.1    Gross Fixed Capital Formation by Sector

	SEK billion	Annual percentage change in volume
	1998	1998	1999	2000	2001	2002
Business sector	227.4	10.9	6.9	5.2	1.8	1.0
Manufacturing and mining	74.3	6.1	1.2	4.8	2.1	2.1
Other business sector	153.1	13.5	9.7	5.4	1.6	0.5
Housing	24.1	4.9	14.8	14.3	20.0	20.0
New construction	10.7	3.9	17.0	17.0	—	—
Renovations	13.4	5.7	13.0	12.0	—	—
General government	44.4	3.1	-0.8	2.4	2.4	0.7

Total	295.9	9.2	6.4	5.6	3.6	3.0

of which
machinery	154.7	14.7	5.9	5.0	2.0	0.8
building and construction	102.1	3.5	6.3	7.1	6.1	6.2
other capital formation	39.1	3.1	8.4	4.1	3.0	3.1

Sources: Statistics Sweden and Ministry of Finance

        Public investment will fall slightly this year. Both the Swedish National Rail Administration and the Swedish National Road Administration are decreasing their investment. On the other hand, the central government authorities are increasing their investment next year as a result of an upturn in the construction of metropolitan motorways and the Bothnia railway.

        The total volume of investment is expected to increase by just over 6 per cent in 1999 and just under 6 per cent in the year 2000.

        During the years 2001 to 2002, investment is expected to slow down further. The investment ratio in the business sector, i.e. business sector investment as a proportion of GDP, is assumed to remain at a high level. Capacity will thereby be expanded in line with growth in output. Since it is likely that there will be a shortage of labour during these years, particularly in metropolitan areas, the rate of expansion will slow down compared with previous years. The general conditions for promoting further growth in business sector investment are relatively high profit margins and low interest rates. Residential construction will increase markedly even in the medium term. It is thus assumed that new construction of housing in the year 2002 will amount to 24,000, which is the long-term equilibrium figure calculated by the National Board of Housing, Building and Planning. Residential construction will thus be low in the next few years, compared to the 1980s.

        The conversion to the new National Accounts system has meant that the term capital formation has been broadened. The new system includes investment in software, both bought and developed in-house. This investment, henceforth referred to as "other capital formation" totalled SEK 39 billion in 1998. In addition, the term capital formation is being broadened to include investments in machinery with a depreciation period of 1-3 years, which has not been included earlier. The new National Accounts system will also list the Swedish National Rail Administration's investment under central government instead of under the rest of the business sector.

10.1    Business Sector Investment

        Between 1995 and 1998, cyclical fluctuations in manufacturing and mining were relatively small which meant that capacity utilisation remained at a relatively high and steady level during the whole period. Strong growth in output resulted in capital stocks increasing by just over 4 per cent per year during the period 1996 to 1998. Industrial output increased by an average of 3.7 per cent during the same period.

Diagram 10.1    Investment as a Proportion of GDP

        According to the new National Accounts, industrial investment increased by 6 per cent last year despite a considerable weakening in industrial activity towards the end of the year. The economic slowdown resulted in declining capacity utilisation, downward pressure on prices and falling profit margins.

        Industrial activity weakened further at the beginning of this year when prices continued to fall. The low utilisation of resources in combination with squeezed profitability would normally result in a considerable decrease in investment. The latest Business Tendency Survey from July shows, however, that the slowdown in industrial activity will be short-term and that production will pick up in the autumn. According to Statistics Sweden's Investment Survey from May, industrial firms are planning for a largely unchanged volume of investment in 1999. This development is reasonable given that the expected growth in output will lead to a significant increase in capacity utilisation in the latter half of the year. Since initial investment levels are so high, an unchanged investment volume will mean an increase in capital stocks of 3.5 per cent during the year. Investment is expected to decrease in base industry where profitability is relatively weak whilst considerable increases in investment are expected in expansive industries such as the telecommunication products and pharmaceuticals industries.

        Favourable growth in exports next year is expected to mean that industrial output will increase by 4.5 per cent. This will require continued and extensive expansion of production capacity. The international recovery within base industry will provide scope for a certain increase in profit margins. After several years of decreasing investment, a considerable upswing in investment is therefore anticipated in this sector. Investment growth in the rest of manufacturing industry is expected to be more moderate, however. This is connected to the fact that growth in output next year also is expected to be largest in industries, such as the telecommunication products industry, which have relatively low capital intensity. Overall, industrial investment is therefore estimated to increase by approximately 5 per cent next year. From a historical perspective, the capital ratio will thus be relatively low. Due to structural changes in the industrial sector, with a growing number of industries with low capital intensity, this low capital ratio is not considered to cause any major bottlenecks.

        Investment within the rest of the business sector rose sharply last year. Falling interest rates and increasing capacity utilisation in the services sector, as well as certain large infrastructure projects, accounted for this upturn. Substantial expansion was reported in sectors that are to a large degree affected by household demand. It is estimated that investment volumes will continue to be large during the coming year even if the rate of growth diminishes.

        In the first half of the year, output in the private services sector rose by nearly 5 per cent compared with the same period the previous year. At the same time, the number of people in employment rose by just over 70,000. The expansion can be explained by the strong growth in domestic demand. The strong economic situation within the services sector is expected to contribute to continued strong investment in the rest of the business sector this year. This growth picture is borne out by Statistics Sweden's Investment Survey for May as well as by several leading indicators. For example, the vacancy ratio for commercial premises has been halved between 1994 and 1998 in metropolitan areas whilst prices for Sweden as a whole have increased by slightly more than 15 per cent. During the first half of this year, prices have risen by a further 7 per cent (see Diagram 10.2). It has thus once again become profitable to construct commercial premises in growth areas. The inflow of orders to architectural firms has also steadily increased during the last six months and, according to the latest Quarterly Business Tendency Survey from the National Institute of Economic Research, was at its highest level of the 1990s in June.

Diagram 10.2    Real Estate Prices

        A number of other factors will contribute to the rapid growth in investment within the rest of the business sector this year. Structural rationalisation within the energy sector in combination with the central government energy conversion programme is anticipated to result in a considerable increase in investment in this sector. Y2K conversion work will also entail sharp increases in software investment in all sub-industries. However, a slight slowdown in industry-related wholesaling can be expected during this year. In all, investment in the rest of the business sector is estimated to rise by just under 10 per cent in 1999.

        In the year 2000, investment in the rest of the business sector is expected to tail off. However, the high growth rate is expected to continue in sectors that are affected by household demand and in property, where it is anticipated that demand for new premises will also be strong next year. However, the rate of expansion will be slowed down by the increases in interest rates. On the other hand, within other parts of the rest of the business sector, the growth rate is estimated to be considerably lower than this year, despite continued positive growth in output. The level of investment in several industries within the rest of the business sector is currently so high that unchanged volumes of investment would also entail further expansion of capacity. This includes both corporate services and energy investments. Investment in the transport industry will decline when the Öresund Bridge and ancillary approach roads are ready in the year 2000. Software investment is also expected to increase at a slower pace next year, when most of the Y2K conversion work will be completed. The latest statistics on the inflow of orders to computer companies point to such a development.

Table 10.2    Other Business Sector Investment

	SEK billion	Annual percentage change
	1998	1997	1998	1999	2000
Agriculture and forestry	9	11.6	1.3	4.1	4.2
Energy and hydropower	15	8.3	1.5	10.9	4.0
Construction	8	15.2	26.3	13.7	14.2
Retailing and wholesaling	26	4.0	30.8	6.1	7.9
Financial services	7	4.6	25.9	3.9	4.2
Corporate services	25	-2.2	27.8	16.1	6.4
Household services	9	4.4	13.6	8.6	5.1
Property	13	4.2	6.0	14.4	10.1
Other services	40	15.3	3.1	7.7	0.5
of which transport and communications	19	25.1	-0.5	9.6	-3.9

Total	153	7.6	13.5	9.7	5.4

Sources: Statistics Sweden and Ministry of Finance

10.2    Residential Investment

        Residential construction has been very low during the last five years. The average number of newly constructed dwellings has amounted to just over 12,000 per year. This historically very low figure for the construction of new housing reflects the need to adjust housing stocks to considerably lower housing subsidies than during the 1980s. High real interest rates and weak household income growth have also contributed to the low housing production. The adjustment to lower housing subsidies is now thought to be complete whilst the general economic conditions for a gradual recovery in residential construction are favourable. Household disposable income is rising rapidly at the same time as the situation in the labour market continues to improve. Interest rates are also expected to be much lower than in the last few years.

        According to Statistics Sweden, the number of dwellings under construction also increased sharply in the first half of this year, rising by around 35 per cent compared with the previous year. Most short-term indicators point to the strong recovery in residential construction continuing in the future. According to the National Institute of Economic Research's Business Tendency Survey for July, residential construction is expected to increase significantly in the third quarter. A similar scenario can be seen in the statistics of timber house manufacturers which show that the inflow of orders between January and July rose by 46 per cent compared with the same period the previous year.

        In the last year, prices of single-family dwellings have risen by a further 8 per cent, which means that prices on the second-hand market have currently overtaken new production costs for Sweden as a whole. Very large regional price differences exist, however, due to the fact that growth in the last few years has been strong in certain growth areas such as Stockholm and Gothenburg. During the last year, the vacancy ratio, i.e. the number of vacant apartments in relation to supply, has also declined further in the growth regions, whilst it has generally remained unchanged in other parts of the country. For the country as a whole, the vacancy ratio has fallen from 4 per cent in March 1998 to 3.7 per cent in March this year. From Diagram 10.3, it can be seen that if the number of vacant apartments continues to decrease, residential construction should pick up in the future.

Diagram 10.3    Number of Apartments—Vacant and under Construction

        Some shortages have also occurred in the growth regions and are expected to remain during the forecast period, despite an expected upturn in residential construction. In smaller municipalities, a weak labour market is expected to contribute to a stagnating or negative population growth in the smaller municipalities and this would mean that the vacancy ratio would be permanently high. According to the National Board of Housing, Building and Planning's long-term forecast of residential construction, around 25,000 dwellings would need to be produced annually to satisfy long-term demand. The figures are based on demographic calculations as well as regional growth aspects and a long-term average GDP growth of just under 2 per cent.

        Despite the fact that most indicators are currently very positive, there is nonetheless reason to anticipate lower residential construction in the next few years than the long-term demand estimated by the National Board of Housing, Building and Planning. Capacity restrictions both in the form of a shortage of subdivided land for development and an emerging shortage of construction workers will restrict production in growth regions in the short term. A more pronounced upturn will also be prevented due to the lack of incentive for the construction of new rental property. Initially, the upswing will be observed mainly in the construction of owner occupied dwellings and tenant-owned apartments whilst the construction of rental property will be restricted. Overall, the number of dwellings under construction is estimated to rise from 12,000 last year to 15,000 this year and 17,000 next year.

        The number of commenced renovations and extensions decreased to a low 17,000 in 1998. One explanation for this low level of renovation and extension work during the last two years is that it is likely that the advantageous stimulus grants that could be obtained in 1995 and 1996 led to certain projects being carried out earlier. To this should be added the difficulty of increasing rents sufficiently for renovations and extensions to be profitable. The National Board of Housing, Building and Planning has previously estimated long-term requirements for renovations and extensions at 30,000 to 35,000 apartments per year in order to maintain housing stocks. Strong development in household incomes coupled with relatively low interest rates should result in the volume of renovations and extensions approaching a more long-term equilibrium level. In addition, the financial position of the public residential property companies has improved in the last few years. The number of commenced renovations and extensions has also risen by 36 per cent in the first six months of this year.

10.3    Stocks

        The forecast for 1999 with regard to the change in stocks has been adjusted upwards since the Government Spring Bill, from a growth contribution of -0.7 per cent to -0.4 per cent of GDP. The upward adjustment of stocks can be attributed to the increased level of economic activity which is forecast and which is estimated to reduce the need to adjust stocks downwards. It must be emphasised that developments in stocks are difficult to interpret due to the fact that the primary statistics and the National Accounts largely give differing results and also since changes to the National Accounts have meant that the statistical reporting of stocks is currently more aggregated.

        A number of conceptually changes regarding the change in stocks have been made in connection with the introduction of the new National Accounts. For example, forest growth is now regarded as output. The net result of forest growth and felling is thus posted as changes in stocks. This investment in stocks has been positive and has gradually increased from approximately SEK 3.5 billion in 1993 to approximately SEK 4.5 billion last year. A further change in the stocks concept is that investment in stocks in the services sector (particularly software) and in the construction sector is now included. In all, the terminology changes have raised the level of investment in stocks compared with the previous National Accounts. The GDP contribution from stocks are, however, more or less the same as in the previous time series, as shown in Diagram 10.4.

Diagram 10.4    Changes in Stocks

        During the winter, industrial activity worsened markedly. The inflow of orders fell, output decreased and industrial stocks grew rapidly. According to the National Institute of Economic Research's Business Tendency Survey for Manufacturing and Mining, there was considerable dissatisfaction regarding the size of stocks of finished goods. This was followed by a considerable improvement in the industrial outlook. The inflow of orders has shown a sharp increase in demand for industrial goods, output has risen and the Business Tendency Survey for the second quarter showed an unexpectedly rapid improvement in the stocks situation. The adjustment in stocks thus appears to be finished and during the second half of this year, stocks are anticipated to increase in line with the anticipated upturn in industrial output.

        The development of stocks within retailing has some similarities with the situation within manufacturing and mining. According to the Business Tendency Survey for the Services Sector published by the National Institute of Economic Research, several parts of retailing were dissatisfied with the size of stocks at the end of last year and the beginning of this year. The National Accounts also showed that some destocking took place in the first quarter of this year. As was the case in manufacturing and mining, estimations of the size of stocks also improved during the second quarter, according to the Business Tendency Survey. Thus a further reduction in stocks does not appear to be necessary. Retail stocks are expected to increase somewhat this year but mainly next year, in connection with a continued increase in domestic demand.

        Overall, in addition to the revisions made in the new National Accounts, stocks are expected to increase at a faster rate both this year and next than according to the estimates made in the 1999 Government Spring Bill. The strong increase in stocks last year means that this year's increase in stocks will have a negative effect on growth corresponding to -0.4 per cent of GDP. Next year, it is anticipated that investment in stocks will be somewhat higher than this year, due to stronger industrial activity, among other things. Changes in stocks are expected to account for a positive effect on growth corresponding to 0.1 per cent of GDP in the year 2000. In the medium-term calculations, i.e. for the years 2001 and 2002, changes in stocks will be neutral to GDP growth.

11    General Government Sector

        Net lending in the general government sector showed a surplus of 2.3 per cent of GDP in 1998. This year, the surplus is estimated at 1.7 per cent of GDP. From next year onwards, the favourable development of the economy will lead to net lending, assuming unchanged policies, exceeding the budget goal of a surplus of 2 per cent of GDP. This gives scope for the currently proposed tax cuts and other measures. In the year 2002, net lending is expected to be further strengthened, which would permit possible further tax cuts and/or increases in expenditure. The surpluses will contribute to the consolidated gross debt falling below 60 per cent of GDP next year, and net debt falling to close to zero in the year 2002.

11.1    Consolidated General Government Sector

Net lending

        In 1998, general government sector net lending according to the new National Accounts amounted to approximately SEK 44 billion or 2.3 per cent of GDP. The reported surplus includes the effect of the transfer of the National Pension Fund's properties to a company, which raises the balance by approximately SEK 17 billion or 0.9 per cent of GDP. This year, net lending is estimated at 1.7 per cent of GDP. This is an improvement compared with 1998, if the effect of the transfer of the National Pension Fund's properties is excluded.

        Net lending will strengthen to 2.1 per cent of GDP in the year 2000, after allowing for the currently proposed tax cuts and other measures. With the regulations decided and proposed to date, it is expected that net lending will amount to 2.0 per cent of GDP in 2001, and then increase to almost 3 per cent of GDP in 2002.

Table 11.1    General Government Finances

SEK billion, current prices

	1998	1999	2000	2001	2002
Revenue	1136.9	1155.1	1189.5	1212.6	1252.9
percent of GDP	60.7	59.2	58.3	57.0	56.5
Taxes and charges	998.2	1021.5	1056.4	1081.4	1124.4
percent of GDP	53.3	52.4	51.7	50.8	50.7
Capital income	73.5	67.1	64.8	61.0	56.4
Other revenue	65.2	66.5	68.4	70.2	72.1
Expenditure	1093.0	1121.0	1147.6	1169.8	1188.0
percent of GDP	58.4	57.5	56.2	55.0	53.6
Transfers	456.0	448.1	461.1	467.9	471.7
Consumption and investment	529.3	569.5	594.6	617.9	637.1
Interest	107.8	103.4	91.9	84.0	79.2
Net lending before technical transfer	43.9	34.1	41.9	42.8	64.9
per cent of GDP	2.3	1.7	2.1	2.0	2.9
Technical transfer	—	—	—	—	20.6
Net lending after technical transfer	43.9	34.1	41.9	42.8	44.3
per cent of GDP	2.3	1.7	2.1	2.0	2.0
Financial position
Net Debt	288.6	237.6	116.5	60.2	15.4
per cent of GDP	15.4	12.2	5.7	2.8	0.7
Consolidated gross debt(1)	1342.2	1289.4	1199.5	1152.6	1152.8
per cent of GDP	71.7	66.1	58.8	54.1	52.0

(1)
The consolidated gross debt is defined according to the convergence criteria of the European Union (Maastricht).

Sources: National Institute of Economic Research, The National Debt Office, Statistics Sweden and Ministry of Finance

        During the period 1999-2002, tax revenues will fall as a proportion of GDP (the tax ratio) as a result of the tax cuts, but the expenditure ratio will fall even more. Interest expenditure will also fall nominally, as a result of the amortisation of central government debt. Income from interest and dividends will also decline as financial assets are reduced, particularly through the National Pension Fund's transfers to the central government, and also as a result of the sale of shares in state-owned companies. The revenue from these sales is not included in net lending. On the other hand, the general government debt and interest expenditure will be reduced when the sales revenue is used to amortise the central government debt.

        Net lending in 2002 will exceed the budget goal of a surplus of 2 per cent of GDP by SEK 20.6 billion. A technical assumption is made that this surplus is transferred to the household sector, and this is significant, among other things, for the forecast regarding private consumption.

Comparison with the 1999 Government Spring Bill

        The reorganisation of the National Accounts (see Appendix to Chapter 1) means that a direct comparison of revenue and expenditure with the Government Spring Bill is not possible. The outcome for 1998, which formed the basis for the forecast in the Government Spring Bill, has been revised downwards by approximately SEK 13 billion, excluding the effect of the transfer of the National Pension Fund's properties to a company, which was not included in the National Accounts last spring. Net lending for 1999 is unchanged from the Government Spring Bill, despite the fact that growth and employment have been revised upwards by a considerable amount. This is partly due to the lower closing level of the balance in 1998. In addition, adjustment of the preliminary tax assessment outcome for 1998 is expected to lead to lower tax revenues during 1999, compared with the estimate in the Government Spring Bill.

        As a result of the revision of the forecast for the year 2000, however, estimated net lending is approximately SEK 15 billion higher than the estimate in the Government Spring Bill. This improvement gives scope for the measures now proposed. For the years 2001 and 2002, it is estimated that net lending, excluding the effects of the measures, will be broadly in line with the level in the Government Spring Bill.

Financial position

        Net lending shows the change in financial wealth that occurs through real transactions. Financial transactions, such as the purchase and sale of shares and other financial assets, do not accordingly affect net lending. The same applies to changes in the value of assets and liabilities. The general government debt, on the other hand, is affected by the acquisition and sale of financial assets, as well as by changes in value.

        The general government consolidated gross debt, defined in accordance with the Maastricht criteria, corresponded to 75.4 per cent of GDP at the end of 1994. The debt ratio has since been reduced, and amounted to 71.7 per cent at the end of 1998. The financial surplus and the sale of central government shareholdings will further reduce the debt, and it is expected to be below 60 per cent of GDP by the year 2000. The consolidated gross debt will also be reduced by a considerable one-off transfer of assets from the National Pension Fund to the central government in 2001, as part of the reform of the old-age pension system, and this will be used to amortise the central government debt.

        The general government financial net debt, i.e. debts minus all financial assets, is considerably lower than the consolidated gross debt. This is mainly due to the fact that the National Pension Fund has substantial financial assets in addition to government bonds. The central government and the local government sector also have financial assets in the form of, for example, shares and lending. The net debt will fall as a consequence of the financial surplus, and will also be affected by the changes in value which are taking place in the general government sector holdings of shares and bonds. Planned sales of central government owned unlisted shares will reduce the net debt, since the book value of these shares is lower than the market value, which will be realised on sale. The difference between the book value and the sales revenue is recorded in the National and Financial Accounts as a change in value. The net debt, which was estimated at 15.4 per cent of GDP at the end of 1998, is expected to fall to less than 1 per cent of GDP at the end of 2002.

Taxes and charges

        In the new National Accounts, taxes are recorded when the tax liability arises, and not when the tax is paid as was the case previously. The change in the accounting practice with tax revenue has substantial effects for certain years, compared with the previous accounting practice. Furthermore, the portion of value added tax and customs revenues which is included as part of the EU contribution is no longer accounted for in the general government sector but is treated as a tax for abroad. Total taxes are, consequently, greater than general government sector tax revenues.

        The tax ratio has risen sharply in recent years, and amounted to 53.9 per cent in 1998. This year, central government income tax has been cut from 25 per cent to 20 per cent for incomes up to approximately SEK 390,000 per year, and a tax reduction has been introduced for wage earners with low incomes. Taxes have also been changed in certain municipalities and county councils, so that the average local government tax has decreased from 31.65 per cent to 31.48 per cent. Furthermore, the property tax on rented apartment buildings has been reduced from 1.5 per cent to 1.3 per cent of the assessed value. These tax reductions, equivalent to approximately SEK 9 billion, will contribute to the fall in the tax ratio to 53 per cent this year. In addition, direct taxes for firms have fallen from a historically high level last year.

Table 11.2    Taxes and Charges

Per cent of GDP

	1998	1999	2000
Household direct taxes and charges	22.4	22.1	21.7
Company direct taxes	3.6	3.3	3.2
Pay roll charges	14.5	14.9	14.8
Value added tax	7.2	7.0	6.9
Other production taxes	6.1	5.8	5.7

Taxes and charges	53.9	53.0	52.3
of which to EU	0.7	0.6	0.5

Sources: National Institute of Economic Research, Statistics Sweden and Ministry of Finance

        For next year, it is proposed to reduce taxes by the equivalent of SEK 15.5 billion net, or 0.7 per cent of GDP. Income tax on households will be reduced by approximately SEK 12 billion through a tax reduction of one quarter of the old-age pension contribution, and through an increase in the tax threshold for central government tax of SEK 3,600. Corporate taxes will be reduced in coming years by more generous oppurtunities for companies to defer taxes through appropriations to untaxed reserves. The property tax on rented apartment buildings has been further reduced from 1.3 per cent to 1.2 per cent of the assessed value. Energy taxes have been raised to finance skills training in the corporate sector.

        The tax changes will not have an immediate effect in the form of reduced tax revenues, but will be felt gradually during the forecast period. This is shown by the fact that the tax ratio, which will fall to 52.3 per cent in the year 2000, will continue to decline in 2001.

Expenditure

        Expenditure as a proportion of GDP (the expenditure ratio) amounted to 58.4 per cent in 1998. Of this, interest expenditure accounted for 5.8 percentage points. The expenditure ratio is expected to fall gradually during the forecast period. As is shown in table 11.3, interest expenditure will fall sharply next year as a result of the relatively low level of interest rates and the reduced central government debt. The expenditure ratio will in fact fall even if interest is excluded.

        Transfers to households, which accounts for approximately 35 per cent of general government expenditure, will fall on a broad front as a proportion of GDP, despite an increase in real terms (cf. Table 9.1). The improved situation in the labour market will entail lower costs for compensation to the unemployed and to people taking part in labour market policy programmes. Social benefits will also decrease. Payments from health insurance have, however, risen substantially this year, as a result of increased absence due to illness. In addition, the employer period for payment of sick pay was halved in April last year, which has increased the payments made by the general government sector. It is proposed to raise child benefits in two stages in 2000 and 2001. Pension payments will grow in real terms, but will fall as a proportion of GDP.

        Interest subsidies for housing have fallen from over SEK 35 billion in 1993 to just under SEK 11 billion in 1998. Next year, the subsidies are estimated to amount to only SEK 3.7 billion. The continued decline is mainly due to the subsidies being granted on a steadily decreasing proportion of interest expenditure.

        The GNI-based EU contribution will increase significantly next year. Adaptation to the EU rules for calculating Gross National Income, on which the contribution is based, means that the GNI contribution will increase by approximately SEK 200 million per year from now onwards. In addition, there will be a retrospective payment of approximately SEK 1 billion in the year 2000.

        General government consumption and investment, which together account for half of general government expenditure, rose in volume last year after several years of reductions. This recovery is expected to continue throughout the forecast period. In volume terms, general government consumption is growing considerably more slowly than GDP, but since the price development is higher than for prices in GDP, consumption expenditure as a proportion of GDP will remain largely unchanged between 1998 and 2000.

Table 11.3    General Government Expenditure

	Share of total, per cent	Per cent of GDP
	1998	1998	1999	2000
Toatal expenditure	100.0	58.4	57.5	56.2
exclusive of interest	90.1	52.6	52.2	51.7
Transfers to households	35.6	20.8	20.2	19.6
Pensions	20.1	11.7	11.5	11.2
Health insurance etc.	3.7	2.1	2.4	2.4
Labour market related	4.5	2.6	2.2	1.9
Child benefits	1.5	0.9	0.9	0.9
Study grants etc.	1.5	0.9	0.9	0.9
Housing benefits etc.	0.8	0.5	0.4	0.4
Personal assistent grants	0.5	0.3	0.3	0.3
Social benefit	1.1	0.7	0.6	0.5
Other	2.0	1.2	1.1	1.1
Other tranfers	6.1	3.6	2.7	3.0
Interest subsidies	1.0	0.6	0.4	0.2
Contribution to EU	0.8	0.5	0.4	0.6
Foreign aid	1.1	0.6	0.6	0.6
Other	3.2	1.9	1.3	1.6
Interest expenditure	9.9	5.8	5.3	4.5
Consumption	45.6	26.6	26.8	26.7
Investment	4.5	2.7	2.6	2.5
Purchases and sales of properties	-1.7	-1.0	-0.2	-0.1

Sources: National Institute of Economic Research, Statistics Sweden and Ministry of Finance

The direction of fiscal policy

        Table 11.4 shows the contribution to net lending of several important factors, such as the economic cycle, changes in property income and interest expenditure, the accounting practice with tax revenue and purchases and sales of property. After taking into account the contribution of these factors to the change in net lending, a residual item remains, adjusted net lending, which can be interpreted as a rough indicator of the direction of fiscal policy.

        The component that refers to the economic cycle takes into account both GDP growth and the development of the most important tax bases in relation to GDP. The part that affects the GDP development is measured as 75 per cent of the deviation in GDP growth from an assumed trend-wise development of 2 per cent. This estimate of economic sensitivity in public finances is based on simulations in models of general government sector revenues and expenditure.

        The way that the general government net lending is affected by the economic cycle is due not only to GDP growth, but also to the composition of that growth. Export-led growth provides less tax revenue than if the growth is driven by private consumption. Shifts between profits and wages also affect the tax revenue as profits are, in the short term, taxed at a lower rate than wages. The substantial increase in employment this year implies that the tax bases are increasing more than GDP.

        The accounting practice with tax revenue has considerable importance for net lending in certain years. The entry in the National Accounts differs from the final tax assessment for companies and households. The marked effect of the accounting practice with tax revenue for 1999 is due to the recorded tax revenues for 1998 being greater than the final assessments, and the opposite is expected to apply for 1999.

        The amounts registered in the National Accounts as purchases and sales of properties are often a result of incidental transactions, such as sale and leaseback agreements and company incorporations. In 1998, the general government net lending was raised by the transfer of the National Pension Fund's properties to a company, as mentioned above.

        As shown in Table 11.4, the adjusted net lending fell in 1999 by approximately 1 per cent of GDP. Fiscal policy is, therefore, giving a stimulus to the economy this year. This can be seen against the background of the considerable tightening which took place through the consolidation programme during the period 1995-1998, when general government sector net lending was turned round from a deficit of approximately 11 per cent of GDP in 1994 to last year's surplus.

Table 11.4    Calculation of the Direction of Fiscal Policy

Per cent of GDP

	1999	2000	2001	2002
Total change of net lending after technical transfer	-0.6	0.3	0.0	0.0
of which
Net capital income and net interest expenditure	0.0	0.5	0.2	0.1
Economic growth including tax base shifts	2.2	0.6	-0.1	-0.3
Timing of tax revenue	-0.8	0.3	-0.7	0.3
Net purchase of property	-0.8	-0.1	-0.1	0.0
Adjusted net lending after technical transfer	-1.1	-1.0	0.5	-0.1

(1)
The adjusted net lending indicates the direction of fiscal policy. A negative sign means that the direction is expansive and a positive sign means that the direction is contractive.

Source: Ministry of Finance

        Tax cuts and other measures will cause the adjusted net lending to fall by 1 per cent of GDP in the year 2000, which thus implies a continued expansive fiscal policy.

        For the year 2001, net lending in line with the budget goal of 2 per cent of GDP will mean that fiscal policy will become somewhat tighter in that year, as the adjusted net lending increases by 0.5 per cent of GDP.

        Excluding the technical assumption in the calculations of transfers from the general government sector to households, the adjusted net lending will increase by approximately 1 per cent of GDP in 2002. This improvement is a result of the underlying growth of general government sector revenue and expenditure as a result of those decisions and proposals adopted to date. After the technical assumption of transfers from the general government sector to households, the adjusted net lending will fall marginally as a proportion of GDP, which indicates a neutral fiscal policy.

11.2    Central Government

        The financial situation for the central government has improved markedly in recent years. Net lending has swung from a deficit of approximately SEK 190 million in 1994 to a surplus of approximately SEK 23 billion in 1998. A corresponding improvement will also be shown due to the fact that the central government budget has been turned around from a borrowing requirement of SEK 185 billion in 1994 to an amortisation of the central government debt of almost SEK 10 billion last year. Central government debt increased in 1998, however, as a result of the considerable weakening of the Swedish krona towards the end of the year. Between 1994 and 1998, central government debt fell as a percentage of GDP from 81 per cent to 77.4 per cent.

        Central government net lending will vary significantly during the forecast period, as a result of the financial phasing-in of the reformed old-age pension system. When fully implemented, the reform will involve a considerable burden on central government finances. Central government old-age pension charges, transfers of funds to the premium pension system, the change of pension charges, etc. will result in an annual net weakening in central government finances of SEK 60 billion. As compensation for this weakening, funds will be transferred from the National Pension Fund to the central government during the years 1999 and 2000, equivalent to SEK 45 billion in each year. In 2001, there will be an additional transfer of SEK 155 billion. A reconciliation will be carried out in 2004, and a decision taken on a final transfer sum.

        The transfer in 2001 will partly consist of mortgage bonds, which will be managed by the Swedish National Debt Office until the bonds fall due for payment. That part of these bonds which falls due after 2001 will not, therefore, affect the central government borrowing requirement in that year. On the other hand, central government net lending will be affected by the transfers of mortgage bonds. It has been assumed in the forecast that the transfer in 2001 will comprise mortgage bonds worth approximately SEK 37 billion which will fall due for payment after 2001. Approximately SEK 10 billion will fall due in 2002, and this will improve the budget balance for that year.

        In 2002, it is estimated that the central government net lending will show a deficit of approximately SEK 8 billion, equivalent to 0.4 per cent of GDP, including the technical assumption of transfers to households. The surplus in central government net lending will arise instead in the old-age pension system, and to some extent in the local government sector. This is a result of the fact that the pension reform involves a very large redistribution of the general government net lending from central government to the old-age pension system.

        Through the sale of central government shares, the budget balance and the amortisation of the central government debt will together be greater than the net lending for the period 1999-2002. Central government debt is expected to fall by approximately SEK 312 billion between 1998 and 2002, to a level equivalent to approximately 53.4 per cent of GDP by the year 2002.

        Normally, however, the budget balance is somewhat lower than general government net lending, since the central government has a certain amount of lending, such as student loans. Excluding temporary effects of the redemption of mortgage bonds and sales, it is estimated that there will be a borrowing requirement in the year 2002 of approximately SEK 20 billion. Consequently, under normal conditions, central government debt would increase in the event of the surplus in general government finances of 2 per cent of GDP being achieved.

        Central government consumption accounts for one quarter of general government expenditure, and approximately 8 per cent of GDP. Central government consumption varies relatively significantly from year to year and has proved difficult to forecast. The system of saving appropriations allows central government authorities to shift part of the consumption of their budgeted funds from one year to another. In addition, the preliminary results of the National Accounts are uncertain and often undergo major revisions.

        Central government consumption expenditure at constant prices rose by approximately 2 per cent in 1998, excluding the effect of the transfer of cost responsibility for the subsidies on medicines from the central government to the county councils. The upturn last year took place after central government consumption fell in volume by almost 3 per cent in 1997. In the first half of this year, consumption rose by 2 per cent, and the increase for the full year 1999 is estimated at 1.5 per cent. Over the following years, an increase of 0.5 per cent per year is expected.

Table 11.5    Central Government Finances

SEK Billion, current prices

	1998	1999	2000	2001	2002
Revenue	665.3	714.4	689.5	812.8	687.4
Taxes and charges	606.7	612.8	582.5	599.4	628.2
Transfer from the pension fund	—	45.0	45.0	155.0	0.0
Other revenue	58.6	56.6	62.0	58.4	59.1
Expenditure	642.3	650.5	705.4	683.0	674.9
Transfers to private sector and abroad	293.8	278.0	287.2	288.9	285.5
Contribution to local government	80.5	88.7	86.5	92.6	89.8
Old age pension charges to the pension fund	—	15.3	19.8	19.8	19.9
Transfer of premium reserve funds	—	—	49.6	21.2	18.9
Consumption and investment	169.5	174.2	180.4	186.7	191.9
Interest	98.5	94.3	82.0	73.9	69.0
Net lending before technical transfer	23.0	63.9	-15.9	129.8	12.5
per cent of GDP	1.2	3.3	0.8	6.1	0.6
Technical transfer	—	—	—	—	20.6
Net lending after technical transfer	23.0	63.9	-15.9	129.8	-8.1
per cent of GDP	1.2	3.3	-0.8	6.1	-0.4
Budget balance	9.7	55.3	82.5	81.0	5.7
per cent of GDP	0.5	2.8	4.0	3.8	0.3
Central government debt	1448.9	1376.8	1287.0	1190.7	1184.0
per cent of GDP	77.4	70.6	63.0	55.9	53.4

Sources: National Institute of Economic Research, The National Debt Office, Statistics Sweden and Ministry of Finance

11.3    Old-Age Pension System

        In 1998, revenue by way of charges for the National Supplementary Pensions was approximately SEK 33 billion less than the pensions paid out. This deficit was financed by the direct yield from the National Pension Fund in the form of dividends and interest income, which, in total, amounted to SEK 40.5 billion. During 1998, the National Pension Fund's property holdings were transferred to a company. This has been duly credited to net lending in the National Accounts, since shares, in contrast to properties, are treated as a financial asset. Excluding the effects of the property transfer, the National Pension Fund's net lending amounted to SEK 7 billion last year. At the beginning of the 1990s, the Pension Fund had a balance of SEK 46.5 billion.

        The old-age pension reform means that the National Pension Fund is taking on a partially new role as of 1999. The National Pension Fund is now financing income-based old age pensions within the "distribution section" of the reformed system. The funding responsibility for the supplementary pension in the form of disability and survivor pensions will be transferred to the central government budget. In addition, the reform means that the National Pension Fund's revenue by way of charges will be improved with the introduction of central government old-age pension charges on some transfers etc, which will be paid within the central government budget. The levels of the National Supplementary Pension charge and the old-age pension charge will be increased in the year 2000 to 7 per cent and 10.21 per cent respectively. The increase in the National Supplementary Pension charge by 3.81 percentage points will be offset by correspondingly lower employer contributions to central government, so that the total charge withdrawal will be largely unchanged. This will involve an exchange of contributions between central government and the old-age pension system equivalent to SEK 30 billion.

        Alongside the National Pension Fund, an asset base is being built up within the premium pension system. The funds allocated correspond to an earned premium pension right, and it will be invested initially with the Swedish National Debt Office, and subsequently with a fund manager chosen by the beneficiary him/herself. As the central government Premium Pension Authority will be the formal owner of the mutual funds, savings in the premium pension system will be included in the National Accounts as part of the general government sector.

        During the year 2000, retroactive premium pension funds totalling approximately SEK 50 billion for the years 1995-1998 will be transferred from the temporary management of the Swedish National Debt Office to the Premium Pension Authority. The balance in the premium pension system will, therefore, correspond to a reduced central government balance. Funds corresponding to the premium pension right will not be transferred to the Premium Pension Authority until the second year after the year of income. The transfer in the year 2001, referring to the income year 1999, will be particularly large since the contributions for 1999 include corrections for low contributions in the years 1995-1997. With effect from the income year 1999, the earned premium pension right has been raised from 2 per cent to 2.5 per cent of pension-based incomes and amounts.

        As a result of the phasing in of the pension reform, the National Pension Fund's net lending will decline for the years 1999-2001. For 2002, it is estimated that the balance in the pension system, i.e. the National Pension Fund and the premium pension system, will amount to over SEK 48.7 billion or 2.2 per cent of GDP.

Table 11.6    Old-Age Pension System

SEK billion, current prices

	1998	1999	2000	2001	2002
Revenue	132.5	146.7	228.4	203.5	200.1
Contributions	92.0	109.0	149.1	153.2	157.3
Premium reserve funds	—	—	49.6	21.2	18.9
Interest, dividend etc.	40.5	37.7	29.6	29.0	23.7
Expenditure	108.6	180.8	185.0	299.8	151.4
Pensions	124.9	135.0	139.0	143.6	150.1
Transfer to central government	—	45.0	45.0	155.0	0.0
Other	-16.3	0.8	1.0	1.2	1.3
Net lending	24.0	-34.1	43.4	-96.3	48.7
per cent of GDP	1.3	-1.8	2.0	-5.0	2.2
Pension fund	24.0	-34.1	-8.3	-120.0	26.2
Premium pension system	—	—	51.7	23.7	22.5

Sources:  National Institute of Economic Research, Statistics Sweden and Ministry of Finance

11.4    Local Government

        It is estimated that local government consumption expenditure this year will rise by 1.7 per cent in real terms. In the year 2000, the requirement for municipalities and county councils to financially balance their budgets comes into force. The continued favourable development of the local government sector's tax base, in combination with increased central government grants, is expected to allow the local government sector's consumption expenditure to continue to increase in volume during the period 2000-2002, while the balanced budget requirement will be achieved in the sector as a whole.

Developments 1999-2000

        Local government consumption expenditure rose by 1.2(5) per cent between 1997 and 1998, after having fallen or remained unchanged in volume every year since 1991. The rise is primarily a consequence of the increase in central government grants and tax revenues. The preliminary outcome for the first six months of 1999 shows a continuing increase in consumption expenditure.

(5)
Excl. the transfer of cost responsibility from medicine subsidies from central government to county councils in 1998.

        The strong upturn in employment in the economy will lead to increased tax revenues for the local government sector for the years 1999 and 2000. The proposed restriction in the right to deduct individual contributions will lead to a growth in the tax base for municipalities and county councils, and it is estimated that this will increase tax revenues by approximately SEK 4.8 billion per year from the year 2000 onwards. The government therefore proposes that standard central government grants to municipalities and county councils be reduced by a corresponding amount. Between the years 1998 and 2000, tax revenues are expected to rise by just over SEK 45 billion. The local government sector's tax revenues and central government grants in relation to GDP, which is known as the local government tax ratio, will increase as a result by almost 1 percentage point between 1998 and 2000.

        The average local authority tax rate for 1999 is 31.5 per cent, and it is expected to remain stable at this level throughout the period until 2002. At the end of 1999, the sanctions on local authority tax increases will cease to apply. With some exceptions, the sanctions meant that central government grants will be withdrawn in the event of tax increases. It is estimated that the local government sector as a whole will be able to keep the tax rate unchanged as a result of increased tax revenues and a rise in central government grants.

        Accepted and proposed contributions mean that central government grants will be SEK 20 billion higher in the year 2000 than in 1996, disregarding settlement resulting from the proposed changes in the rules for the taxation of income. This year and next, revenue received by municipalities and county councils will increase by a temporary transfer of central government income tax equivalent to SEK 1.3 billion per year. Targeted central government grants, which include funds for financing medicine subsidies and the Adult Education Initiative, are estimated at SEK 31.3 billion for 1999, and are expected to increase to SEK 32.9 billion in 2000. Central government grants are recorded net here, after the deduction of the local government sector's contribution to the VAT system.

Table 11.7    Local Government Finances

SEK Billion, current prices

	1998		1999	2000	2001	2002
Revenue	422.2		445.5	475.1	487.4	496.7
Taxes	299.5		315.0	344.6	348.5	358.7
Central government contribution(1)	80.5		88.7	86.5	92.6	89.8
Tax and central government contribution, per cent of GDP	20.3		20.7	21.1	20.7	20.2
Other	42.1		41.8	44.0	46.3	48.2
Expenditure	425.3		441.3	460.6	478.1	492.9
Transfers	49.3		46.8	47.4	48.2	49.0
Consumption	351.6		370.5	387.8	402.5	414.8
percentage change in volume(2)	1.2	(3)	1.7	1.3	1.1	0.5
Investment	24.4		24.0	25.4	27.5	29.1
Net lending	-3.1		4.3	14.5	9.3	3.7
Adjusted net lending(4)	2.4		9.3	6.8	8.6	3.7

Note:  Church parishes are included in local government.

(1)
Reported net after deductions for local government contributions to the value added tax repayment system.

(2)
Annual percentage change in fixed prices.

(3)
Excl. the takeover of pharmaceutical subsidies from central government to county councils in year 1998.

(4)
Net lending adjusted for the final settlement of local income tax.

Sources:  Statistics Sweden, National Institute of Economic Research and Ministry of Finance

        As a result of the favourable developments in the labour market, expenditure on social benefits is expected to fall. The outcome for the first quarter of 1999 shows a reduction of 8 per cent compared with the corresponding period in 1998. Investment expenditure is expected to increase over the next few years as the local government sector's finances improve.

        From the year 2000 onwards, municipalities and county councils will be obliged to balance their budgets. If the outcome shows that expenditure exceeds revenue, the deficit must be eliminated within two years. Through the favourable development in revenue, the local government sector as a whole is expected to meet the requirement of a balanced budget, at the same time as their consumption expenditure is calculated to increase in volume by 1.7 per cent in 1999 and by 1.3 per cent in the year 2000.

Net lending

        The substantial increase in taxes and central government grants is expected to lead to net lending being positive this year for the first time since 1993. Net lending for 1999 is estimated at SEK 4.3 billion. In the year 2000, the net lending is expected to increase to SEK 14.5 billion. The high net lending next year is due to approximately SEK 7.5 billion in temporarily high income tax revenue as a result of the final settlement(6) of taxes for 1999. This is not expected to lead to municipalities and county councils increasing their expenditure, but instead adjusting their expenditure to their more permanent revenue level. If tax revenues are entered against the income year to which they refer, the net lending shows a more even trend.

(6)
Settlement of local government tax revenue takes place in the year following the actual income year in the new National Accounts. Reconciliation is then carried out of the preliminary local government tax revenue against the final local government tax revenue. Municipalities and county councils are then either liable for a repayment or receive additional tax revenue. The payments are made in the January of the following year.

Comparison with the 1999 Government Spring Bill

        Compared with the forecast in the Government Spring Bill, the local government sector's underlying revenue has been revised upwards. The restructuring of the National Accounts means, among other things, that the final settlement is allocated to one year earlier than in the old National Accounts. This makes a direct comparison of revenues and net lending with earlier forecasts impossible. The underlying net lending has, however, been improved. The stronger growth of the local government sector's revenues permits greater consumption expenditure than that estimated in the Government Spring Bill. The development in volume for consumption expenditure has been revised upwards by 0.7 percentage points for 1999 and by 0.2 percentage points for the year 2000.

Medium-term calculation

        In this Bill, the government is announcing additional resources of SEK 1 billion for health and care services in 2001. In addition, the government is estimating a one-off additional contribution of SEK 700 million in 2001 for special programmes in certain municipalities and counties. Furthermore, standard central government grants will increase by SEK 4 billion, according to previous announcements. The government proposes to extend the temporary transfer of central government income tax to the local government sector until the year 2001, and this will increase standard general central government grants by SEK 1.3 billion.

        In 2002, some temporary programmes in the local government sector will be phased out, and the number of places in the Adult Education Initiative will be reduced, and for this reason targeted central government grants will fall in 2002. During the period 2001-2002, expenditure is expected to grow at a faster rate than revenues, but the net lending is forecast to remain at a level at which the sector as a whole should be able to meet the requirement for balanced budgets.

        It is anticipated that consumption expenditure will increase in volume by just over 1 per cent in 2001. In 2002, the rate of growth of consumption expenditure is expected to moderate to 0.5 per cent, partly as a result of a reduction in the number of places on the Adult Education Initiative. The growth in consumption will lead to an increase in employment in the local government sector of an average of about 13,500 persons per year for the years 1999-2002.

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1 The revised Budget Statement
Summary of expenditure areas 1 - 27
The Swedish Budget Bill of 2000
Sweden's Economy